 BNP PARIBAS

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22





08006144

13 November 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2008 second quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure: Second quarter 2008 results press release,
Second quarter 2008 results slide show,
Audited Consolidated Financial Statements
Acknowledgement of receipt



BNP PARIBAS

CONSOLIDATED FINANCIAL STATEMENTS

First half of 2008

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

The consolidated financial statements of the BNP Paribas Group are presented for the first half of 2008 and 2007. The financial statements for the first half of 2006 are provided in the registration document filed with the Autorité des Marchés Financiers *on 7 March 2007 under number D.07-0151, and updated on 30 August 2007 under number D.07-0151.A02.*

PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2008

In millions of euros	Note	6 months to 30 June 2008	6 months to 30 June 2007
Interest income	2.a	29,298	27,816
Interest expense	2.a	(23,663)	(23,341)
Commission income		5,522	5,337
Commission expense		(2,265)	(1,869)
Net gain/loss on financial instruments at fair value through profit or loss	2.c	2,721	4,796
Net gain/loss on available-for-sale financial assets	2.d	980	1,518
Income from other activities	2.e	11,333	13,004
Expense on other activities	2.e	(9,014)	(10,834)
NET BANKING INCOME		**14,912**	**16,427**
Operating expense		(8,955)	(8,951)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets		(502)	(483)
GROSS OPERATING INCOME		**5,455**	**6,993**
Cost of risk	2.f	(1,208)	(518)
OPERATING INCOME		**4,247**	**6,475**
Share of earnings of associates		148	217
Net gain on non-current assets		354	60
PRE-TAX NET INCOME		**4,749**	**6,752**
Corporate income tax	2.g	(1,016)	(1,728)
NET INCOME		**3,733**	**5,024**
Net income attributable to minority interests		247	235
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS		**3,486**	**4,789**
Basic earnings per share	4.a	3.77	5.22
Diluted earnings per share	4.a	3.75	5.18

BALANCE SHEET AT 30 JUNE 2008

In millions of euros	30 June 2008	31 December 2007
ASSETS		
Cash and amounts due from central banks and post office banks	19,850	18,542
Financial assets at fair value through profit or loss	1,003,088	931,706
Derivatives used for hedging purposes	3,099	2,154
Available-for-sale financial assets	121,598	112,594
Loans and receivables due from credit institutions	67,044	71,116
Loans and receivables due from customers	471,577	445,103
Remeasurement adjustment on interest-rate risk hedged portfolios	(809)	(264)
Held-to-maturity financial assets	14,770	14,808
Current and deferred tax assets	3,245	2,965
Accrued income and other assets	77,875	60,608
Investments in associates	2,976	3,333
Investment property	7,108	6,693
Property, plant and equipment	13,765	13,165
Intangible assets	1,775	1,687
Goodwill	10,232	10,244
TOTAL ASSETS	**1,817,193**	**1,694,454**
LIABILITIES		
Due to central banks and post office banks	4,599	1,724
Financial liabilities at fair value through profit or loss	860,834	796,125
Derivatives used for hedging purposes	1,904	1,261
Due to credit institutions	184,397	170,182
Due to customers	357,680	346,704
Debt securities	155,123	141,056
Remeasurement adjustment on interest-rate risk hedged portfolios	(54)	20
Current and deferred tax liabilities	2,371	2,475
Accrued expenses and other liabilities	81,775	58,815
Technical reserves of insurance companies	89,922	93,320
Provisions for contingencies and charges	4,383	4,738
Subordinated debt	18,126	18,641
TOTAL LIABILITIES	**1,761,060**	**1,635,061**
CONSOLIDATED EQUITY		
Share capital and additional paid-in capital	*13,519*	*13,472*
Retained earnings	*34,024*	*29,233*
Net income for the period attributable to shareholders	*3,486*	*7,822*
Total capital and retained earnings attributable to shareholders	51,029	50,527
Unrealised or deferred gains and losses attributable to shareholders	(668)	3,272
Shareholders' equity	**50,361**	**53,799**
Minority interests	5,772	5,594
Total consolidated equity	**56,133**	**59,393**
TOTAL LIABILITIES AND EQUITY	**1,817,193**	**1,694,454**

STATEMENT OF CHANGES IN SHAREHOLDERS'

	Shareholders' equity				
In millions of euros	Share capital and additional paid-in capital	Elimination of own equity instruments	Preferred shares and equivalent instruments	Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 31 December 2006	15,589	(1,786)	4,447	26,237	44,487
Appropriation of net income for 2006				(2,801)	(2,801)
Consolidated equity at 31 December 2006 after appropriation of net income	15,589	(1,786)	4,447	23,436	41,686
Movements arising from relations with shareholders:					
Increase in share capital and issue	115		2,009		2,124
Reduction in share capital and redemption					-
Movements in own equity instruments		(565)		-	(565)
Share-based payment plans		(25)		(5)	(30)
Dividends on preferred shares				(66)	(66)
Interim dividends paid out of net income for the period					-
Additional impact of the acquisition of Banca Nazionale del Lavoro				(134)	(134)
Other transactions carried out with minority interests				-	-
Other movements	12			(61)	(49)
	127	(590)	2,009	(266)	1,280
Unrealised or deferred gains and losses:					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit or loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
Other movements					-
	-	-	-	-	-
Net income for 6 months to 30 June 2007				4,789	4,789
Consolidated equity at 30 June 2007	15,716	(2,376)	6,456	27,959	47,755
Movements arising from relations with shareholders:					
Increase in share capital and issue	166		287		453
Reduction in share capital and redemption	(2,428)	2,428			-
Movements in own equity instruments		(671)		(1)	(672)
Share-based payment plans		-		56	56
Dividends on preferred shares				(110)	(110)
Interim dividends paid out of net income for the period					-
Other transactions carried out with minority interests	18			(21)	(3)
Other movements				15	15
	(2,244)	1,757	287	(61)	(261)
Unrealised or deferred gains and losses:					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit or loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 31 december 2007				3,033	3,033
Consolidated equity at 31 December 2007	13,472	(619)	6,743	30,931	50,527
Appropriation of net income for 2007				(3,016)	(3,016)
Consolidated equity at 31 December 2007 after appropriation of net income	13,472	(619)	6,743	27,915	47,511
Movements arising from relations with shareholders:					
Increase in share capital and issue	47		500		547
Movements in own equity instruments		(211)	(20)	(227)	(458)
Share-based payment plans		54		3	57
Dividends on preferred shares				(109)	(109)
Interim dividends paid out of net income for the period					-
Other transactions carried out with minority interests				2	2
Other movements				(7)	(7)
	47	(157)	480	(338)	32
Unrealised or deferred gains and losses:					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit or loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 30 June 2008				3,486	3,486
Consolidated equity at 30 June 2008	13,519	(776)	7,223	31,063	51,029

EQUITY BETWEEN 1 JAN. 2007 AND 30 JUNE 2008

Shareholders' equity (cont'd)					Minority Interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority interests	Total consolidated equity
(298)	5,431	(108)	5,025	49,512	5,351	(39)	5,312	54,824
				(2,801)	(164)		(164)	(2,965)
(298)	5,431	(108)	5,025	46,711	5,187	(39)	5,148	51,859
			-	2,124			-	2,124
			-	-	(492)		(492)	(492)
			-	(565)			-	(565)
			-	(30)			-	(30)
			-	(66)	(125)		(125)	(191)
			-	-	(5)		(5)	(5)
			-	(134)			-	(134)
			-	-	51		51	51
			-	(49)	12		12	(37)
-	-	-	-	1,280	(559)	-	(559)	721
	409	(307)	102	102		16	16	118
	(603)	(13)	(616)	(616)		-	-	(616)
(123)			(123)	(123)		(21)	(21)	(144)
(2)	24	1	23	23			-	23
	44		44	44			-	44
(125)	(126)	(319)	(570)	(570)	-	(5)	(5)	(575)
				4,789	235		235	5,024
(423)	5,305	(427)	4,455	52,210	4,863	(44)	4,819	57,029
			-	453			-	453
			-	-	(399)		(399)	(399)
			-	(672)			-	(672)
			-	56			-	56
			-	(110)	(25)		(25)	(135)
			-	-	(37)		(37)	(37)
			-	(3)	1,061		1,061	1,058
			-	15	(5)		(5)	10
-	-	-	-	(261)	595	-	595	334
	(157)	480	323	323		-	-	323
	(727)	(14)	(741)	(741)		-	-	(741)
(801)			(801)	(801)		(74)	(74)	(875)
(8)	45	(1)	36	36			-	36
(809)	(839)	465	(1,183)	(1,183)	-	(74)	(74)	(1,257)
				3,033	254		254	3,287
(1,232)	4,466	38	3,272	53,799	5,712	(118)	5,594	59,393
				(3,016)	(184)		(184)	(3,200)
(1,232)	4,466	38	3,272	50,783	5,528	(118)	5,410	56,193
			-	547			-	547
			-	(458)			-	(458)
			-	57			-	57
			-	(109)	(136)		(136)	(245)
			-	-	(38)		(38)	(38)
			-	2	248		248	250
			-	(7)	55		55	48
-	-	-	-	32	129	-	129	161
	(2,412)	(36)	(2,448)	(2,448)		26	26	(2,422)
	(554)	(14)	(568)	(568)		-	-	(568)
(851)			(851)	(851)		(40)	(40)	(891)
(5)	(70)	2	(73)	(73)			-	(73)
(856)	(3,036)	(48)	(3,940)	(3,940)	-	(14)	(14)	(3,954)
				3,488	247		247	3,733
(2,088)	1,430	(10)	(668)	50,361	5,904	(132)	5,772	56,133

STATEMENT OF CASH FLOWS FOR THE FIRST HALF OF 2008

In millions of euros	6 months to 30 June 2008	6 months to 30 June 2007
Pre-tax net income	**4,749**	**6,752**
Non-monetary items included in pre-tax net income and other adjustments	**10,870**	**(14,285)**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets	1,430	1,311
Impairment of goodwill and other non-current assets	19	(11)
Net addition to provisions	3,610	4,922
Share of earnings of associates	(148)	(217)
Net income from investing activities	(310)	(57)
Net income from financing activities	(746)	(197)
Other movements	7,015	(20,036)
Net decrease (increase) in cash related to assets and liabilities generated by operating activities	**(14,198)**	**6,047**
Net increase in cash related to transactions with credit institutions	25,412	20,057
Net increase (decrease) in cash related to transactions with customers	2,205	(4,417)
Net decrease in cash related to transactions involving other financial assets and liabilities	(39,540)	(7,405)
Net decrease in cash related to transactions involving non-financial assets and liabilities	(1,662)	(967)
Taxes paid	(613)	(1,221)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS GENERATED BY OPERATING ACTIVITIES	**1,421**	**(1,486)**
Net increase (decrease) in cash related to acquisitions and disposals of consolidated entities	3,055	(145)
Net decrease related to property, plant and equipment and intangible assets	(398)	(584)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS RELATED TO INVESTING ACTIVITIES	**2,657**	**(729)**
Decrease in cash and equivalents related to transactions with shareholders	(3,283)	(3,298)
Decrease (increase) in cash and equivalents generated by other financing activities	(1,807)	1,933
NET DECREASE IN CASH AND EQUIVALENTS RELATED TO FINANCING ACTIVITIES	**(5,090)**	**(1,365)**
EFFECT OF MOVEMENTS IN EXCHANGE RATES ON CASH AND EQUIVALENTS	**(821)**	**(120)**
NET DECREASE IN CASH AND EQUIVALENTS	**(1,833)**	**(3,700)**
Balance of cash and equivalent accounts at the start of the period	**24,038**	**16,074**
Net balance of cash accounts and accounts with central banks and post office banks	16,814	8,712
Net balance of demand loans and deposits - credit institutions	7,224	7,362
Balance of cash and equivalent accounts at the end of the period	**22,205**	**12,374**
Net balance of cash accounts and accounts with central banks and post office banks	15,252	9,006
Net balance of demand loans and deposits - credit institutions	6,953	3,368
NET DECREASE IN CASH AND EQUIVALENTS	**(1,833)**	**(3,700)**

NOTES TO THE FINANCIAL STATEMENTS
Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP

1.a APPLICABLE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS) were applied to the consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First-time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards adopted within the European Union[1], and excluding therefore certain provisions of IAS 39 on hedge accounting.

The content of these interim consolidated financial statements complies with IAS 34 "Interim Financial Reporting", which provides for the publication of condensed financial information for interim periods.

The Group did not early adopt new standards, amendments and interpretations adopted by the European Union when their application in 2008 was optional, including in particular IFRS 8 "Operating Segments", whose impact on the information reported in the financial statements is not expected to be significant. Two interpretations (IFRIC 12 and IFRIC 14)[2] effective for accounting periods beginning on or after 1 January 2008 have not yet been adopted by the European Union, and would have no impact on the condensed interim consolidated financial statements for the first half of 2008.

1.b CONSOLIDATION

1.b.1 SCOPE OF CONSOLIDATION

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, with the exception of those entities whose consolidation is regarded as immaterial to the Group. The consolidation of an entity is regarded as immaterial if it fails to meet any of the following thresholds: a contribution of more than EUR 8 million to consolidated net banking income, more than EUR 1 million to consolidated gross operating income or net income before tax, or more than EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

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[1] The full set of standards adopted for use in the European Union can be consulted on the website of the European Commission at: http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission

[2] IFRIC 12 deals with service concession arrangements, while IFRIC 14 sets out the limits under which a defined benefit plan surplus may be recorded under assets in the subscribing company's balance sheet.

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;
- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);
- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks incident to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings (calculated on an annual basis), to a share of its net assets, to benefit from one or more assets, or to receive the majority of the residual assets in the event of liquidation;
- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the Group remains exposed to the initial losses on a portfolio of assets held by the SPE.

1.b.2 CONSOLIDATION METHODS

Enterprises under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an enterprise where it is in a position to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an enterprise. It also exists when the Group has power to govern the financial and operating policies of the enterprise under an agreement; to appoint or remove the majority of the members of the Board of Directors or equivalent governing body; or to cast the majority of votes at meetings of the Board of Directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Jointly-controlled companies are consolidated by the proportional method. The Group exercises joint control when, under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Enterprises over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decision-making of an enterprise without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an enterprise. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the enterprise through representation on the Board of Directors or equivalent governing body, exercises influence over the enterprise's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the enterprise's development.

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity. Goodwill on associates is also included in "Investments in associates".

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or constructive obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding cumulative preferred shares classified as equity instruments and issued by subsidiaries, when such shares are held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain on non-current assets".

1.b.3 CONSOLIDATION PROCEDURES

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated enterprises, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Translation of financial statements expressed in foreign currencies

The consolidated financial statements of BNP Paribas are prepared in euros.

The financial statements of enterprises whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of enterprises located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign enterprise, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

1.b.4 BUSINESS COMBINATIONS AND MEASUREMENT OF GOODWILL

- Business combinations

Business combinations are accounted for by the purchase method. Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are measured at fair value at the acquisition date except for non-current assets classified as assets held for sale, which are accounted for at fair value less costs to sell. The Group may recognise any adjustments to the provisional accounting within 12 months of the acquisition date.

The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, while badwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

As permitted under IFRS 1, business combinations that took place before 1 January 2004 and were recorded in accordance with the previously applicable accounting standards (French GAAP), have not been restated in accordance with the principles set out above.

- Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units[3], representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management approach. It is reviewed on a regular basis in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

- Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

- Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit and its value in use.

Fair value is the price that would be obtained from selling the unit at the market conditions prevailing at the date of measurement, as determined mainly by reference to actual prices of recent transactions involving similar entities or on the basis of stock market multiples for comparable companies.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management, and from analyses of changes in the relative positioning of the unit's activities on their market. These cash flows are discounted at a rate that reflects the return that investors would require from an investment in the business sector and region involved.

---

[3] As defined by IAS 36.

1.c FINANCIAL ASSETS AND FINANCIAL LIABILITIES

1.c.1 LOANS AND RECEIVABLES

Loans and receivables include credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight-line basis over the life of the commitment.

1.c.2 REGULATED SAVINGS AND LOAN CONTRACTS

Home savings accounts (*Comptes Épargne-Logement* – "CEL") and home savings plans *(Plans d'Épargne Logement* – "PEL") are government-regulated retail products sold in France. They combine a savings phase and a loan phase which are inseparable, with the loan phase contingent upon the savings phase.

These products contain two types of obligation for BNP Paribas: (i) an obligation to pay interest on the savings for an indefinite period, at a rate set by the government on inception of the contract (in the case of PEL products) or at a rate reset every six months using an indexation formula set by law (in the case of CEL products); and (ii) an obligation to lend to the customer (at the customer's option) an amount contingent upon the rights acquired during the savings phase, at a rate set on inception of the contract (in the case of PEL products) or at a rate contingent upon the savings phase (in the case of CEL products).

The Group's future obligations in respect of each generation (in the case of PEL products, a generation comprises all products with the same interest rate at inception; in the case of CEL products, all such products constitute a single generation) are measured by discounting potential future earnings from at-risk outstandings for that generation.

At-risk outstandings are estimated on the basis of a historical analysis of customer behaviour, and equate to:

- for the loan phase: statistically probable loan outstandings and actual loan outstandings;
- for the savings phase: the difference between statistically probable outstandings and minimum expected outstandings, with minimum expected outstandings being deemed equivalent to unconditional term deposits.

Earnings for future periods from the savings phase are estimated as the difference between (i) the reinvestment rate and (ii) the fixed savings interest rate on at-risk savings outstandings for the period in question. Earnings for future periods from the loan phase are estimated as the difference between (i) the refinancing rate and (ii) the fixed loan interest rate on at-risk loan outstandings for the period in question.

The reinvestment rate for savings and the refinancing rate for loans are derived from the swap yield curve and from the spreads expected on financial instruments of similar type and maturity. Spreads are determined on the basis of actual spreads on (i) fixed rate home loans in the case of the loan phase and (ii) euro-denominated life insurance products in the case of the savings phase. In order to reflect the uncertainty of future interest rate trends, and the impact of such trends on customer behaviour models and on at-risk outstandings, the obligations are estimated using the Monte Carlo method.

Where the sum of the Group's estimated future obligations in respect of the savings and loan phases of any generation of contracts indicates a potentially unfavourable situation for the Group, a provision is recognised (with no offset between generations) in the balance sheet in "Provisions for contingencies and charges". Movements in this provision are recognised as interest income in the profit and loss account.

1.c.3 SECURITIES

- Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise:

- financial assets held for trading purposes;
- financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39. The conditions for applying the fair value option are set out in section 1.c.10.

Securities in this category are measured at fair value at the balance sheet date. Transaction costs are directly posted in the profit and loss account. Changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

Fair value incorporates an assessment of the counterparty risk on these securities.

- Held-to-maturity financial assets

Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset) and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

- Available-for-sale financial assets

Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

Assets included in the available-for-sale category are initially recorded at fair value plus transaction costs where material. At the balance sheet date, they are remeasured to fair value, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

- Repurchase agreements and securities lending/borrowing

Securities temporarily sold under repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial liabilities at fair value through profit or loss".

Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

- Date of recognition for securities transactions

Securities classified as at fair value through profit or loss, held-to-maturity or available-for-sale financial assets are recognised at the trade date.

Regardless of their classification (at fair value through profit or loss, loans and receivables or debt), temporary sales of securities as well as sales of borrowed securities are initially recognised at the settlement date.

Securities transactions are carried on the balance sheet until the Group's rights to receive the related cash flows expire, or until the Group has transferred substantially all the risks and rewards incident to ownership of the securities.

1.c.4 FOREIGN CURRENCY TRANSACTIONS

The methods used to account for assets and liabilities relating to foreign currency transactions entered into by the Group, and to measure the foreign exchange risk arising on such transactions, depends upon whether the asset or liability in question is classified as a monetary or a non-monetary item.

- Monetary assets and liabilities[4] expressed in foreign currencies

  Monetary assets and liabilities expressed in foreign currencies are translated into the functional currency of the relevant Group entity at the closing rate. Translation differences are recognised in the profit and loss account, except for those arising on financial instruments designated as a cash flow hedge or a net foreign investment hedge, which are recognised in shareholders' equity.

- Non-monetary assets and liabilities expressed in foreign currencies

  Non-monetary assets may be measured either at historical cost or at fair value. Non-monetary assets expressed in foreign currencies are translated using the exchange rate at the date of the transaction if they are measured at historical cost, and at the closing rate if they are measured at fair value.

  Translation differences on non-monetary assets expressed in foreign currencies and measured at fair value (variable-income securities) are recognised in the profit and loss account if the asset is classified in "Financial assets at fair value through profit or loss", and in shareholders' equity if the asset is classified in "Available-for-sale financial assets", unless the financial asset in question is designated as an item hedged against foreign exchange risk in a fair value hedging relationship, in which case the translation difference is recognised in the profit and loss account.

1.c.5 IMPAIRMENT OF FINANCIAL ASSETS

- Impairment of loans and receivables and held-to-maturity financial assets, provisions for financing and guarantee commitments

An impairment loss is recognised against loans and held-to-maturity financial assets where (i) there is objective evidence of a decrease in value as a result of an event occurring after inception of the loan or acquisition of the asset; (ii) the event affects the amount or timing of future cash flows; and (iii) the consequences of the event can be measured reliably. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis. Similar principles are applied to financing and guarantee commitments given by the Group, with the probability of drawdown taken into account in any assessment of financing commitments.

At individual level, objective evidence that a financial asset is impaired includes observable data about the following events:

- the existence of accounts more than three months past due (six months past due for real estate loans and loans to local authorities);
- knowledge or indications that the borrower is in significant financial difficulty, such that a risk can be considered to have arisen regardless of whether the borrower has missed any payments;
- concessions in respect of the credit terms granted to the borrower that the lender would not have considered had the borrower not been in financial difficulty.

[4] Monetary assets and liabilities are assets and liabilities to be received or paid in fixed or determinable amounts of cash.

The amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the asset, of those components (principal, interest, collateral, etc.) regarded as recoverable. Changes in the amount of impairment losses are taken to the profit and loss account under "Cost of risk". Any subsequent decrease in an impairment loss that can be related objectively to an event occurring after the impairment loss was recognised is credited to the profit and loss account, also under "Cost of risk". Once an asset has been impaired, the notional interest earned on the carrying amount of the asset (calculated at the original effective interest rate used to discount the estimated recoverable cash flows) is recognised in "Interest income" in the profit and loss account.

Impairment losses taken against loans and receivables are usually recorded in a separate provision account which reduces the amount for which the loan or receivable was recorded in assets upon initial recognition. Provisions relating to off-balance sheet financial instruments, financing and guarantee commitments or disputes are recognised in liabilities. Impaired receivables are written off in whole or in part and the corresponding provision reversed for the amount of the loss when all other means available to the Bank for recovering the receivables or guarantees have failed, or when all or part of the receivables has been waived.

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, adjusted as necessary to reflect circumstances prevailing at the balance sheet date. It enables the Group to identify groups of counterparties which, as a result of events occurring since inception of the loans, have collectively acquired a probability of default at maturity that provides objective evidence of impairment of the entire portfolio, but without it being possible at that stage to allocate the impairment to individual counterparties. This assessment also estimates the amount of the loss on the portfolios in question, taking account of trends in the economic cycle during the assessment period. Changes in the amount of portfolio impairments are taken to the profit and loss account under "Cost of risk".

Based on the experienced judgement of the Bank's divisions or Risk Management, the Group may recognise additional collective impairment provisions in respect of a given economic sector or geographic area affected by exceptional economic events. This may be the case when the consequences of these events cannot be measured with sufficient accuracy to adjust the parameters used to determine the collective provision recognised against affected portfolios of loans with similar characteristics.

- Impairment of available-for-sale financial assets

Impairment of available-for-sale financial assets (which mainly comprise securities) is recognised on an individual basis if there is objective evidence of impairment as a result of one or more events occurring since acquisition.

In the case of variable-income securities quoted in an active market, a prolonged or significant (>20%) decline in quoted price below the acquisition cost is regarded as an indication of impairment and prompts the Group to carry out a qualitative analysis. Where appropriate, the impairment loss is calculated based on the quoted price for the securities.

A similar quantitative and qualitative method is applied for unlisted variable-income securities.

In the case of fixed-income securities, impairment is assessed based on the same criteria as applied to individually impaired loans and receivables.

Impairment losses taken against variable-income securities are recognised as a component of net banking income on the line "Net gain/loss on available-for-sale financial assets", and may not be reversed through the profit and loss account until the securities in question are sold. Any subsequent decline in fair value constitutes an additional impairment loss, recognised in the profit and loss account.

Impairment losses taken against fixed-income securities are recognised in "Cost of risk", and may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

1.c.6 ISSUES OF DEBT SECURITIES

Financial instruments issued by the Group are qualified as debt instruments if the Group company issuing the instruments has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

1.c.7 OWN EQUITY INSTRUMENTS AND OWN EQUITY INSTRUMENT DERIVATIVES

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

When the Group acquires equity instruments issued by subsidiaries under the exclusive control of BNP Paribas, the difference between the acquisition price and the share of net assets acquired is recorded in retained earnings attributable to BNP Paribas shareholders. Similarly, the liability corresponding to put options granted to minority shareholders in such subsidiaries, and changes in the value of that liability, are offset initially against minority interests, with any surplus offset against retained earnings attributable to BNP Paribas shareholders. Until these options have been exercised, the portion of net income attributable to minority interests is allocated to minority interests in the profit and loss account. A decrease in the Group's interest in a fully consolidated subsidiary is recognised in the Group's accounts as a change in shareholders' equity.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- as equity instruments if they are settled by physical delivery of a fixed number of own equity instruments for a fixed amount of cash or other financial asset. Such instruments are not revalued;
- as debt instruments if the contract includes an obligation, whether contingent or not, for the issuer to repurchase its own shares;
- as derivatives if they are settled in cash, or if the issuer can choose whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.

1.c.8 DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

- Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet in "Financial assets at fair value through profit or loss" when their fair value is positive, and in "Financial liabilities at fair value through profit or loss" when their fair value is negative. Realised and unrealised gains and losses are taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

- Derivatives and hedge accounting

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under IAS 39 as adopted by the European Union (which excludes certain provisions on portfolio hedging), interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- the risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits);
- the instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate gap associated with the hedged underlyings;
- the hedging instruments used consist exclusively of "plain vanilla" swaps;
- prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and

liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight-line basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains or losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

Cash flow hedges contracted to protect the Group against foreign currency risk qualified for cash flow hedge accounting up to 31 December 2005, whenever the currency hedged was a currency other than the euro. In an amendment to IAS 39 effective 1 January 2006, transactions carried out in the functional currency of the entity initiating the transaction may no longer be designated as the hedged item in a foreign currency cash flow hedge. Any such hedges existing at that date were therefore disqualified from hedge accounting.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

If the hedged item ceases to exist, the cumulative amounts recognised in shareholders' equity are immediately taken to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

Hedges of net foreign currency investments in subsidiaries and branches are accounted for in the same way as cash flow hedges. The gains and losses initially recognised in shareholders' equity are taken to the profit and loss account when the net investment is sold or liquidated in full or in part. Hedging instruments may be currency hedges or any other non-derivative financial instrument.

- Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the host contract and accounted for separately as a derivative if the hybrid instrument is not recorded as a financial asset or liability at fair value through profit or loss and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

1.c.9 DETERMINATION OF FAIR VALUE

Financial assets and liabilities classified as fair value through profit or loss, and financial assets classified as available-for-sale, are measured and accounted for at fair value upon initial recognition and at subsequent dates. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e. the value of the consideration paid or received).

Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or
- using valuation techniques involving:
  - mathematical calculation methods based on accepted financial theories; and
  - parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

A market for an instrument is regarded as active, and hence liquid, if there is regular trading in that market or instruments are traded that are very similar to the instrument being valued.

The Bank distinguishes between three categories of financial instruments based on the characteristics of the instrument and the measurement method used. This classification is used as the basis for the information provided in the notes to the consolidated financial statements in accordance with international accounting standards:

- Category 1: financial instruments quoted on an active market;
- Category 2: financial instruments measured using valuation models based on observable parameters;
- Category 3: financial instruments measured using valuation models based wholly or partly on non-observable parameters. A non-observable parameter is defined as a parameter whose value results from assumptions or correlations which are not based on observable current market transactions in the same instrument at the valuation date, or on observable market data at that date.

- Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and plain vanilla options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black-Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is included in the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

- Instruments traded in inactive markets

- Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data

  Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity and credit risk.

The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

- Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable

  Some complex financial instruments, which are usually tailored, illiquid or have long maturities, are valued using internally-developed techniques and techniques that are based on data only partially observable on active markets.

  In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

  The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the period during which the valuation parameters are expected to remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

- Unlisted equity securities

  The fair value of unlisted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (EBIT or EBITDA multiples) or of the Group's share of net assets as calculated using the most recently available information.

1.c.10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

The amendment to IAS 39 relating to the "fair value option" was adopted by the European Union on 15 November 2005, with effect from 1 January 2005.

This option allows entities to designate any financial asset or financial liability on initial recognition as measured at fair value, with changes in fair value recognised in profit or loss, in the following cases:

- hybrid financial instruments containing one or more embedded derivatives which otherwise would have been extracted and accounted for separately;
- where using the option enables the entity to eliminate or significantly reduce a mismatch in the measurement and accounting treatment of assets and liabilities that would arise if they were to be classified in separate categories;
- where a group of financial assets and/or financial liabilities is managed and measured on the basis of fair value, under a properly documented management and investment strategy.

BNP Paribas applies this option primarily to financial assets related to unit-linked business (in order to achieve consistency of treatment with the related liabilities), and to structured issues containing significant embedded derivatives.

1.c.11 INCOME AND EXPENSES ARISING FROM FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Income and expenses arising from financial instruments measured at amortised cost and from fixed-income securities classified in "Available-for-sale financial assets" are recognised in the profit and loss account using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the asset or liability in the balance sheet. The effective interest rate calculation takes account of (i) all fees received or paid that are an integral part of the effective interest rate of the contract, (ii) transaction costs, and (iii) premiums and discounts.

The method used by the Group to recognise service-related commission income and expenses depends on the nature of the service. Commission treated as an additional component of interest is included in the effective interest rate, and is recognised in the profit and loss account in "Net interest income". Commission payable or receivable on execution of a significant transaction is recognised in the profit and loss account in full on execution of the transaction, under "Commission income and expense". Commission payable or receivable for recurring services is recognised over the term of the service, also under "Commission income and expense".

Commission received in respect of financial guarantee commitments is regarded as representing the fair value of the commitment. The resulting liability is subsequently amortised over the term of the commitment, under commission income in net banking income.

External costs that are directly attributable to an issue of new shares are deducted from equity net of all related taxes.

1.c.12 COST OF RISK

Cost of risk includes movements in provisions for impairment of fixed-income securities and loans and receivables due from customers and credit institutions, movements in financing and guarantee commitments given, losses on irrecoverable loans and amounts recovered on loans written off. This caption also includes impairment losses recorded in respect of default risk incurred on counterparties for over-the-counter financial instruments, as well as expenses relating to fraud and to disputes inherent to the financing business.

1.c.13 DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group derecognises all or part of a financial asset either (i) when the contractual rights to the cash flows from the asset expire or (ii) when the Group transfers the contractual rights to the cash flows from the asset and substantially all the risks and rewards of ownership of the asset. Unless these conditions are fulfilled, the Group retains the asset in its balance sheet and recognises a liability for the obligation created as a result of the transfer of the asset.

The Group derecognises all or part of a financial liability when the liability is extinguished in full or in part.

1.c.14 NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

A financial asset and a financial liability are offset and the net amount presented in the balance sheet if, and only if, the Group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.d INSURANCE

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts with a discretionary participation feature written by fully consolidated insurance companies are retained for the purposes of the consolidated financial statements. These policies comply with IFRS 4.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

1.d.1 ASSETS

Financial assets and non-current assets are accounted for using the policies described elsewhere in this note. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

1.d.2 LIABILITIES

The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies" and comprise liabilities relating to insurance contracts carrying a significant insurance risk (e.g., mortality or disability) and to financial contracts with a discretionary participation feature, which are covered by IFRS 4. A discretionary participation feature is one which gives life policyholders the right to receive, as a supplement to guaranteed benefits, a share of actual profits.

Liabilities relating to other financial contracts, which are covered by IAS 39, are shown in "Due to customers".

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers' insurance, to disability, incapacity and unemployment risks. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the portion of written premiums relating to future periods) and outstanding claims reserves, inclusive of claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Any adjustments to technical reserves are taken to the profit and loss account for the period. A capitalisation reserve is set up in individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet; a deferred tax liability is recognised on the portion taken to shareholders' equity.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

1.d.3 PROFIT AND LOSS ACCOUNT

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

1.e PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight-line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general and technical installations; and 10 years for fixtures and fittings.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years or 5 years in the case of software developed primarily for the purpose of providing services to customers.

Software maintenance costs are expensed as incurred. However, expenditure that is regarded as upgrading the software or extending its useful life is included in the initial acquisition or production cost.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in "Net gain on non-current assets".

Gains and losses on disposals of investment property are recognised in the profit and loss account in "Income from other activities" or "Expenses on other activities".

1.f LEASES

Group companies may be either the lessee or the lessor in a lease agreement.

1.f.1 LESSOR ACCOUNTING

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight-line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight-line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

1.f.2 LESSEE ACCOUNTING

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease. A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payments, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight-line basis over the lease term.

1.g NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within 12 months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".

Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.

Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale.

All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

1.h EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits;
- post-employment benefits, including top-up banking industry pensions in France and pension plans in other countries, some of which are operated through pension funds.

- Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

- Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within 12 months after the end of the period in which the employees render the associated service. This relates in particular to compensation deferred for more than 12 months, which is accrued in the financial statements for the period in which it is earned.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

- Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than 12 months after the balance sheet date are discounted.

- Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined-contribution plans and defined-benefit plans.

Defined-contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined-benefit schemes give rise to an obligation for the Group. This obligation must be measured and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or constructive obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined-benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. This method takes account of various parameters such as demographic assumptions, the probability that employees will leave before retirement age, salary inflation, a discount rate, and the general inflation rate. The value of any plan assets is deducted from the amount of the obligation.

Where the value of the plan assets exceeds the amount of the obligation, an asset is recognised if it represents a future economic benefit for the Group in the form of a reduction in future contributions or a future partial refund of amounts paid into the plan.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, as from the following period and over the average remaining service lives of employees, only that portion of actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the gross defined-benefit obligation or (ii) 10% of the fair value of plan assets at the end of the previous period.

At the date of first-time adoption, BNP Paribas elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date.

The effects of plan amendments on past service cost are recognised in profit or loss over the full vesting period of the amended benefits.

The annual expense recognised in the profit and loss account under "Salaries and employee benefits" in respect of defined-benefit plans comprises the current service cost (the rights vested in each employee during the period in return for service rendered), interest cost (the effect of discounting the obligation), the expected return on plan assets, amortisation of actuarial gains and losses and past service cost arising from plan amendments, and the effect of any plan curtailments or settlements.

1.i SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or cash of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments granted after 7 November 2002 to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group grants stock subscription option plans and deferred share-based compensation plans to employees, and also offers them the possibility of subscribing for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment. Stock option expense is recorded in salaries and employee benefits, and its credit entry is posted to shareholders' equity. It is calculated on the basis of the overall plan value, determined at the date of grant by the Board of Directors.

In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of

options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

Similar accounting treatment is applied to deferred share-based compensation plans.

- Share subscriptions or purchases offered to employees under the company savings plan

Share subscriptions or purchases offered to employees under the company savings plan (*Plan d'Épargne Entreprise*) at lower-than-market rates over a specified period do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of five years. This restriction is taken into account in measuring the benefit to the employees, which is reduced accordingly. The benefit therefore equals the difference, at the date the plan is announced to employees, between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee, multiplied by the number of shares acquired.

The cost of the mandatory five-year holding period is equivalent to the cost of a strategy involving the forward sale of shares subscribed at the time of the capital increase reserved for employees and the cash purchase of an equivalent number of BNP Paribas shares on the market, financed by a loan repaid at the end of a five-year period out of the proceeds from the forward sale transaction. The interest rate on the loan is the rate that would be applied to a five-year general purpose loan taken out by an individual with an average risk profile. The forward sale price for the shares is determined on the basis of market parameters.

1.j PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

1.k CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences other than:

- taxable temporary differences on initial recognition of goodwill;
- taxable temporary differences on investments in enterprises under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period. They are not discounted.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

When tax credits on revenues from receivables and securities are used to settle corporate income tax payable for the period, the tax credits are recognised on the same line as the income to which they relate. The corresponding tax expense continues to be carried in the profit and loss account under "Corporate income tax".

1.l STATEMENT OF CASH FLOWS

The cash and cash equivalents balance is composed of the net balance of cash accounts and accounts with central banks and post office banks, and the net balance of interbank demand loans and deposits.

Changes in cash and cash equivalents related to operating activities reflect cash flows generated by the Group's operations, including cash flows related to investment property, held-to-maturity financial assets and negotiable certificates of deposit.

Changes in cash and cash equivalents related to investing activities reflect cash flows resulting from acquisitions and disposals of subsidiaries, associates or joint ventures included in the consolidated group, as well as acquisitions and disposals of property, plant and equipment excluding investment property and property held under operating leases.

Changes in cash and cash equivalents related to financing activities reflect the cash inflows and outflows resulting from transactions with shareholders, cash flows related to bonds and subordinated debt, and debt securities (excluding negotiable certificates of deposit).

1.m USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Preparation of the financial statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the financial statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the financial statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ from those estimates. This may have a material effect on the financial statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;
- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;

- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and more generally calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and more generally of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

This is also the case for assumptions applied to assess the sensitivity of each type of market risk and the sensitivity of valuations to non-observable parameters.

2. NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2008

2.a NET INTEREST INCOME

The BNP Paribas Group includes in "Interest income" and "Interest expense" all income and expense from financial instruments measured at amortised cost (interest, fees/commissions, transaction costs), and from financial instruments measured at fair value that do not meet the definition of a derivative instrument. These amounts are calculated using the effective interest method. The change in fair value on financial instruments at fair value through profit or loss (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item. In like manner, interest income and expense arising from derivatives used to hedge transactions designated as at fair value through profit or loss is allocated to the same accounts as the interest income and expense relating to the underlying transactions.

In millions of euros	6 months to30 June 2008			6 months to30 June 2007		
	Income	Expense	Net	Income	Expense	Net
Customer items	**13,582**	**(5,605)**	**7,977**	**12,069**	**(5,205)**	**6,864**
Deposits, loans and borrowings	12,743	(5,380)	7,363	11,327	(5,093)	6,234
Repurchase agreements	7	(144)	(137)	11	(72)	(61)
Finance leases	832	(81)	751	731	(40)	691
Interbank items	**2,467**	**(3,714)**	**(1,247)**	**2,362**	**(3,591)**	**(1,229)**
Deposits, loans and borrowings	2,316	(3,222)	(906)	2,216	(3,359)	(1,143)
Repurchase agreements	151	(492)	(341)	146	(232)	(86)
Debt securities issued	-	**(3,892)**	**(3,892)**	-	**(3,510)**	**(3,510)**
Cash flow hedge instruments	**819**	**(805)**	**14**	**910**	**(462)**	**448**
Interest rate portfolio hedge instruments	**696**	**(646)**	**50**	**685**	**(472)**	**213**
Trading book	**9,077**	**(9,001)**	**76**	**9,649**	**(10,101)**	**(452)**
Fixed-income securities	2,133	-	2,133	1,832	-	1,832
Repurchase agreements	6,904	(7,636)	(732)	7,784	(8,514)	(730)
Loans / Borrowings	40	(74)	(34)	33	(95)	(62)
Debt securities	-	(1,291)	(1,291)	-	(1,492)	(1,492)
Available-for-sale financial assets	**2,297**	-	**2,297**	**1,771**	-	**1,771**
Held-to-maturity financial assets	**360**	-	**360**	**370**	-	**370**
Total interest income/(expense)	**29,298**	**(23,663)**	**5,635**	**27,816**	**(23,341)**	**4,475**

Interest income on individually impaired loans amounted to EUR 171 million in the first half of 2008 and EUR 157 million in the first half of 2007.

Gains and losses relating to cash flow hedges previously recorded under "Unrealised or deferred gains or losses" and taken to the profit and loss account in the first half of 2008 amounted to EUR 14 million compared with EUR 13 million in the first half of 2007.

2.b COMMISSION INCOME AND EXPENSE

Commission income on financial assets and commission expense on financial liabilities which are not measured at fair value through profit or loss amounted to EUR 1,285 million and EUR 148 million respectively, in the first half of 2008, compared with income of EUR 1,250 million and expense of EUR 165 million in the first half of 2007.

Net commission income related to trust and similar activities through which the Group holds or invests assets on behalf of clients, trusts, pension and personal risk funds or other institutions amounted to EUR 985 million in the first half of 2008, compared with EUR 1,207 million in the first half of 2007.

2.c NET GAIN/LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

"Net gain/loss on financial instruments at fair value through profit or loss" includes all profit and loss items relating to financial instruments managed in the trading book and financial instruments (including dividends) that the Group has designated as at fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (Note 2.a).

In millions of euros	6 months to30 June 2008			6 months to30 June 2007		
	Trading book	Assets designated at fair value through profit or loss	Total	Trading book	Assets designated at fair value through profit or loss	Total
Fixed-income securities	(4,909)	6,275	1,366	(790)	879	89
Variable-income securities	(12,306)	789	(11,517)	4,608	45	4,653
Derivative instruments	12,844	-	12,844	(464)	-	(464)
Repurchase agreements	91	(10)	81	8	45	53
Loans	(81)	(83)	(164)	17	(139)	(122)
Borrowings	157	145	302	44	134	178
Remeasurement of interest-rate risk hedged portfolios	(460)	-	(460)	18	-	18
Remeasurement of currency positions	269	-	269	391	-	391
Total	**(4,395)**	**7,116**	**2,721**	**3,832**	**964**	**4,796**

Net income for the half-year on hedging instruments in fair value hedges amounted to EUR 445 million (net loss of EUR 1 million in the first half of 2007), while the net loss on the hedged components amounted to EUR 449 million (net loss of EUR 30 million in the first half of 2007).

Net gains on the trading book in first-half 2008 and first-half 2007 include an immaterial amount related to the ineffective portion of cash flow hedges.

Fixed-income securities at fair value through profit or loss (fair value option) are mainly made up of certificates issued to customers by BNP Paribas Arbitrage Issuance BV. These instruments pay an amount indexed to equity market indexes, with the inherent risks hedged by variable-income securities managed in BNP Paribas Arbitrage's trading book. Following the downturn in equity prices in the first half of 2008, the net gain/loss on remeasurement at fair value of the debt represented by these certificates of deposit, amounting to EUR 4,217 million, is offset by the net gain/loss recorded on variable-income securities in the trading book.

2.d NET GAIN/LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS

"Net gain/loss on available-for-sale financial assets" includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments.

In millions of euros	6 months to 30 June 2008	6 months to 30 June 2007
Fixed-income securities (1)	**(26)**	**17**
Disposal gains and losses	(26)	17
Equities and other variable-income securities	**1,006**	**1,501**
Dividend income	460	536
Additions to impairment provisions	(144)	(16)
Net disposal gains	690	981
Total	**980**	**1,518**

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (Note 2.a), and impairment losses related to potential issuer default are included in "Cost of risk" (Note 2.f).

Unrealised gains and losses (previously recorded under "Unrealised or deferred gains and losses" in shareholders' equity) taken to pre-tax income amounted to EUR 571 million in the first half of 2008 and EUR 1,257 million in the first half of 2007.

2.e NET INCOME FROM OTHER ACTIVITIES

In millions of euros	6 months to 30 June 2008			6 months to 30 June 2007		
	Income	Expense	Net	Income	Expense	Net
Net income from insurance activities	8,412	(6,966)	1,446	10,086	(8,813)	1,273
Net income from investment property	416	(127)	289	396	(114)	282
Net income from assets held under operating leases	2,098	(1,744)	354	1,945	(1,601)	344
Net income from property development activities	92	(14)	78	90	(16)	74
Other	315	(163)	152	487	(290)	197
Total net income from other activities	**11,333**	**(9,014)**	**2,319**	**13,004**	**(10,834)**	**2,170**

- Net income from insurance activities

In millions of euros	6 months to 30 June 2008	6 months to 30 June 2007
Gross premiums written	7,661	8,415
Movement in technical reserves	1,333	(4,749)
Claims and benefits expense	(3,904)	(3,731)
Reinsurance ceded, net	(134)	(16)
Change in value of admissible investments related to unit-linked business	(3,534)	1,358
Other income and expense	24	(4)
Total net income from insurance activities	**1,446**	**1,273**

"Claims and benefits expense" includes expenses arising from surrenders, maturities and claims relating to insurance contracts. "Movement in technical reserves" reflects changes in the value of financial contracts, in particular unit-linked contracts. Interest paid on such contracts is recognised in "Interest expense".

2.f COST OF RISK

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses in the case of known counterparty risks on over-the-counter instruments.

- Cost of risk for the period

Cost of risk for the period in millions of euros	6 months to 30 June 2008	6 months to 30 June 2007
Net additions to impairment provisions	(1,248)	(583)
Recoveries on loans and receivables previously written off	166	177
Irrecoverable loans and receivables not covered by impairment provisions	(126)	(112)
Total cost of risk for the period	**(1,208)**	**(518)**

Cost of risk for the period by asset type in millions of euros	6 months to 30 June 2008	6 months to 30 June 2007
Loans and receivables due from credit institutions	3	10
Loans and receivables due from customers	(1,013)	(526)
Available-for-sale financial assets	(80)	1
Off-balance sheet commitments and other items	(118)	(3)
Total cost of risk for the period	**(1,208)**	**(518)**

2.g CORPORATE INCOME TAX

- Net corporate income tax expense

In millions of euros	6 months to 30 June 2008	6 months to 30 June 2007
Current tax expense for the period	(565)	(1,509)
Net deferred tax expense for the period (Note 5.h)	(451)	(219)
Net corporate income tax expense	**(1,016)**	**(1,728)**

3. SEGMENT INFORMATION

The Group is composed of five core businesses:

- French Retail Banking (FRB);
- Italian Retail Banking (BNL banca commerciale);
- International Retail Services (IRS), which covers financial services and is split into two sub-divisions: Personal Finance providing credit solutions to private individuals and Equipment Solutions providing credit and other services to corporates. It also includes retail banking activities in the United States (BancWest) and in emerging markets;
- Asset Management and Services (AMS), which includes Private Banking; Investment Partners – covering all of the Group's Asset Management businesses; Personal Investors – providing private individuals with independent financial advice and investment services; Securities Services to management companies, financial institutions and other corporations; and Insurance and Real Estate Services;
- Corporate and Investment Banking (CIB), which includes Advisory & Capital Markets (Equities and Equity Derivatives, Fixed Income & Forex, Corporate Finance) and Financing (Specialised and Structured Financing) businesses.

Other Activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Inter-segment transactions are conducted at arm's length. The segment information presented comprises agreed inter-segment transfer prices.

This capital allocation is carried out on the basis of risk exposure, taking account of various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised equity income by business segment is determined by attributing to each segment the income of its allocated equity.

- Information by business segment

- Income by business segment [1]

In millions of euros	French Retail Banking [2]		BNL banca commerciale [2]		International Retail Services			
					Personal Finance		Other segments	
	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007
Net banking income	**2,910**	**2,861**	**1,351**	**1,271**	**1,856**	**1,670**	**2,405**	**2,241**
Operating expense	(1,900)	(1,870)	(838)	(829)	(1,020)	(946)	(1,404)	(1,302)
Cost of risk	(66)	(63)	(150)	(131)	(504)	(338)	(350)	(104)
Operating income	**944**	**928**	**363**	**311**	**332**	**386**	**651**	**835**
Share of earnings of associates	1		1		38	40	4	2
Other non-operating items				(1)	-	-	115	9
Pre-tax net income	**945**	**928**	**364**	**310**	**370**	**426**	**770**	**846**

- Information by geographic area

The geographic split of segment results, assets and liabilities is based on the region in which they are recognised for accounting purposes and does not necessarily reflect the counterparty's nationality or the location of operations.

- Net banking income by geographic area

In millions of euros	France		Other European countries		Americas		Asia - Oceania	
	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007
Net banking income	**6,799**	**8,007**	**4,599**	**4,990**	**1,885**	**2,149**	**990**	**839**

(1) The BNP Paribas Group has adapted its capital allocation procedures further to the adoption of the Basel II capital adequacy ratio as of 1 January 2008. This measure modifies normative equity and hence pre-tax earnings for each segment. In order to provide a meaningful comparison between reporting periods 2007 and 2008, the figures for 2007 have been restated.

(2) French Retail Banking and BNL banca commerciale after the reallocation within AMS of one-third of Private Banking activities in France and Italy.

(3) Including Klépierre and the entities ordinarily known as BNP Paribas Capital.

Asset Management and Services		Corporate & Investment Banking				Other Activities [(*)]		Total	
		Advisory & Capital Markets		Financing					
6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007
2,659	**2,610**	**1,847**	**3,414**	**1,316**	**1,415**	**568**	**945**	**14,912**	**16,427**
(1,712)	(1,594)	(1,617)	(2,045)	(591)	(591)	(375)	(257)	(9,457)	(9,434)
	(2)	(137)		(3)	115	2	5	(1,208)	(518)
947	**1,014**	**93**	**1,369**	**722**	**939**	**195**	**693**	**4,247**	**6,475**
19	18	1	9	-		84	148	148	217
-	5	24	23	1	49	214	(25)	354	60
966	**1,037**	**118**	**1,401**	**723**	**988**	**493**	**816**	**4,749**	**6,752**

Other countries		Total	
6 months to 30 June 2008	6 months to 30 June 2007	6 months to 30 June 2008	6 months to 30 June 2007
639	**442**	**14,912**	**16,427**

4. ADDITIONAL INFORMATION

4.a CHANGES IN SHARE CAPITAL AND EARNINGS PER SHARE

- Management of regulatory capital

The BNP Paribas Group is required to comply with the French regulations that transpose European Union capital adequacy directives (Directive on the Capital Adequacy of Investment Firms and Credit Institutions and Financial Conglomerates Directive) into French law.

In the various countries in which the Group operates, BNP Paribas also complies with specific regulatory ratios in line with procedures controlled by the relevant supervisory authorities. These ratios mainly address the issues of capital adequacy, risk concentration, liquidity and asset/liability mismatches.

In accordance with Regulation 91-05 of 15 February 1991, the Group's capital adequacy ratio up until 31 December 2007 corresponded to total regulatory capital expressed as a percentage of the sum of:

- risk-weighted assets, and
- the regulatory capital requirement for market risks, multiplied by 12.5.

The Decree of 20 February 2007 issued by the Minister for the Economy, Finance and Industry introduced "Basel II" methods for calculating capital adequacy as of 1 January 2008. Capital adequacy is defined as regulatory capital expressed as a percentage of the sum of:

- risk-weighted assets calculated under the standard or advanced internal ratings-based approach depending on the Group entity or activity concerned; and
- the capital requirement for market risk and operational risk, multiplied by 12.5. The capital requirement for operational risk is calculated under the basic, standard or advanced measurement approach, depending on the Group entity concerned.

Regulatory capital is determined in accordance with *Comité de la Réglementation Bancaire et Financière* (CRBF) regulation 90-02 dated 23 February 1990. It comprises three components – Tier One capital, Tier Two capital and Tier Three capital – determined as follows:

- Tier One capital corresponds to consolidated equity (excluding unrealised or deferred gains and losses), adjusted for certain items known as "prudential filters". These consist of (i) deducting the planned dividend for the period, as well as goodwill and other intangible assets, (ii) excluding consolidated subsidiaries not subject to banking regulations (mainly insurance companies) and (iii) applying limits to the eligibility of certain securities, such as preferred shares and undated super subordinated notes.
- Tier Two capital consists of certain items of subordinated debt and positive valuation differences regarding credit and counterparty risk between the accounting method based on the provisioning of incurred losses and expected losses on outstanding loans measured under the advanced IRB approach.

  A discount is applied to subordinated debt due in less than five years, and dated subordinated debt included in Tier Two capital is capped at the equivalent of 50% of Tier One capital. Total Tier Two capital is capped at the equivalent of 100% of Tier One capital.

- Tier Three capital comprises subordinated debt with shorter maturities and can only be allocated within certain limits to covering a certain proportion of market risks.
- The carrying amount of investments in banks and financial institutions accounted for by the equity method, the regulatory capital of banks and financial institutions that are more than 10% owned by the Group, and the portion of expected losses on loans measured under the advanced IRB approach not covered by provisions and value adjustments, are deducted for the purpose of calculating regulatory capital, on the basis of 50% from Tier One and 50% from Tier Two capital.

The following table shows the main items taken into account in the calculation of regulatory capital:

In millions of euros at	30 June 2008	1 January 2008 Basel II	31 December 2007 Basel I
Tier One capital	**38,523**	**36,471**	**37,601**
Shareholders' equity	50,361	53,799	53,799
Minority interests	5,772	5,594	5,594
Regulatory deductions and exclusions [1]	(17,610)	(22,922)	(21,792)
Tier Two capital	**17,654**	**17,067**	**19,224**
Deductions	(1,084)	(1,129)	(3,254)
Tier Three capital	**943**	**1,013**	**1,013**
Total regulatory capital	**56,036**	**53,422**	**54,584**

(1) Including the estimated dividend to be paid in respect of income for the period.

Under the European Union regulation transposed into French law, the Group's capital adequacy ratio must at all times be at least 8%. Under United States capital adequacy regulations, BNP Paribas is qualified as a Financial Holding Company and as such is required to have a capital adequacy ratio of at least 10%, including a Tier One ratio of at least 6%.

Ratios are monitored and managed centrally, on a consolidated basis, at Group level. Where a French or international entity is required to comply with banking regulations at its own level, its ratios are also monitored and managed directly by the entity.

Capital adequacy ratios are managed prospectively on a prudent basis that takes into account the Group's profitability and growth targets. The Group maintains a balance sheet structure that allows it to finance business growth on the best possible terms while preserving its very high quality credit rating. In line with the commitment to offering shareholders an optimum return on their investment, the Group places considerable emphasis on efficiently investing equity capital and attentively managing the balance between financial strength and shareholder return. In 2007 and the first half of 2008, BNP Paribas' capital adequacy ratios complied with regulatory requirements and its own targets.

Regulatory capital levels are managed using information produced during the budget process, including forecast growth in earnings and risk-weighted assets, planned acquisitions, share buyback programmes, planned issues of hybrid capital instruments and exchange rate assumptions. Changes in ratios are reviewed by the Group's executive management at quarterly intervals and whenever an event occurs or a decision is made that will materially affect consolidated ratios.

- Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors
Number of shares outstanding at 31 December 2006	**930,467,477**	**2**		
Increase in share capital by exercise of stock subscription options	2,411,013	2	(1)	(1)
Number of shares outstanding at 30 June 2007	**932,878,490**	**2**		
Increase in share capital by exercise of stock subscription options	4,053,595	2	(1)	(1)
Increase in capital resulting from the merger with BNL	439,358	2	15 May 07	31 July 07
Reduction in share capital by cancellation of treasury shares	(32,111,135)	2	15 May 07	31 July 07
Number of shares outstanding at 31 Decembre 2007	**905,260,308**	**2**		
Increase in share capital by exercise of stock subscription options	1,149,570	2	(1)	(1)
Number of shares outstanding at 30 June 2008	**906,409,878**	**2**		

(1) Various resolutions voted in Shareholders' General Meetings and decisions of the Board of Directors authorising stock subscription option grants that were exercised during the period.

At 30 June 2008, the share capital of BNP Paribas SA consisted of 906,409,878 fully-paid ordinary shares with a par value of EUR 2 (compared with 932,878,490 ordinary shares at 30 June 2007), of which 34,479 shares created in the first half of 2008 carry dividend rights as from 1 January 2008.

Authorisations to carry out operations affecting share capital that were in force during the first half of 2008 resulted from the following resolutions of Shareholders' General Meetings:

Under its 13th and 14th resolutions, the Shareholders' General Meeting of 21 May 2008 granted powers to the Board of Directors to issue BNP Paribas ordinary shares and share equivalents, on one or more occasions. The par value of the capital increases that may be carried out immediately and/or in the future by virtue of these authorisations may not exceed EUR 1 billion (representing 500 million shares) for share issues with pre-emptive rights and EUR 350 million (representing 175 million shares) for share issues without pre-emptive rights. The par value of debt instruments giving access to the capital of BNP Paribas that may be issued by virtue of this authorisation may not exceed EUR 10 billion in the case of securities with pre-emptive rights, and EUR 7 billion in the case of securities without pre-emptive rights. These authorisations were granted for a period of 26 months.

Under its 15th and 16th resolutions, the Shareholders' General Meeting of 21 May 2008 granted powers to the Board of Directors to issue, on one or more occasions and without pre-emptive rights for existing shareholders, BNP Paribas shares and share equivalents in consideration of securities tendered to public exchange offers or contributions of unlisted shares. The par value of the capital increases that may be carried out immediately and/or in the future by virtue of these authorisations may not exceed EUR 250 million (representing 125 million shares) for issues carried out in consideration for shares tendered to public exchange offers and 10% of the number of shares making up BNP Paribas' share capital for issues carried out in consideration of contributions of unlisted shares. These authorisations were granted for a period of 26 months.

The 17th resolution of the Shareholders' General Meeting of 21 May 2008 resolved to limit issues without pre-emptive subscription rights that may be carried out by virtue of the authorisations granted under the 14th, 15th and 16th resolutions above. Accordingly, the maximum par value of capital increases that may be carried out immediately and/or in the future is set at EUR 350 million for shares and EUR 7 billion for debt instruments.

The 19th resolution of the Shareholders' General Meeting of 21 May 2008 also resolved to limit the overall amount of issues with or without pre-emptive subscription rights that may be carried out under the authorisations granted by the 13th, 14th, 15th and 16th resolutions above. Accordingly, the maximum

par value of issues that may be carried out immediately and/or in the future, is set at EUR 1 billion for shares and EUR 10 billion for debt instruments.

Under its 18th resolution, the Shareholders' General Meeting of 21 May 2008 granted powers to the Board of Directors to increase the share capital within the limit of a maximum par value of EUR 1 billion on one or more occasions, by capitalising all or part of the retained earnings, profits or additional paid-in capital, successively or simultaneously, through the creation and award of free shares, through an increase in the par value of existing shares, or through a combination of these two methods. This authorisation was granted for a period of 26 months.

Under its 20th resolution, the Shareholders' General Meeting of 21 May 2008 granted powers to the Board of Directors to increase the share capital within the limit of a maximum par value of EUR 36 million on one or more occasions at its own discretion, by issuing shares reserved for members of the Corporate Savings Plan. The transactions that may be carried out pursuant to this resolution may take the form of sales of shares to members of the BNP Paribas Group's Corporate Savings Plan. This authorisation was granted for a period of 26 months.

Under its 23rd resolution, the Shareholders' General Meeting of 21 May 2008 authorised the Board of Directors to cancel, on one or more occasions, some or all of the BNP Paribas shares that the Bank currently holds or that it may acquire by virtue of said authorisation, provided that the total number of shares cancelled in any 24-month period does not exceed 10% of the total number of shares outstanding. The General Meeting also gave full powers to the Board of Directors to reduce capital and deduct the difference between the book value of the cancelled shares and their par value from additional paid-in capital and reserves available for distribution, with an amount corresponding to 10% of the capital reduction being deducted from the legal reserve. This authorisation was granted for a period of 18 months.

No shares were cancelled pursuant to this authorisation in the first half of 2008.

- Own equity instruments (shares issued by BNP Paribas and held by the Group)

The 5th resolution of the Shareholders' General Meeting of 15 May 2007 authorised BNP Paribas to buy back shares representing up to 10% of the Bank's issued capital at a maximum purchase price of EUR 105. The shares could be acquired for the following purposes: for subsequent cancellation, to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the award of consideration-free shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans; to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions; within the scope of a liquidity agreement; or for asset and financial management purposes.

This authorisation, which was given for a period of 18 months, was cancelled and replaced by the authorisation granted under the 5th resolution of the Shareholders' General Meeting of 21 May 2008, which authorised the Board of Directors to buy back shares representing up to 10% of the Bank's issued capital for the same purposes as under the 5th resolution of the Shareholders' General Meeting of 15 May 2007, but at a maximum purchase price of EUR 100 per share. This latter authorisation was granted for a period of 18 months.

In addition, a BNP Paribas subsidiary involved in market index trading and arbitrage activities short sells shares issued by BNP Paribas SA in the scope of its activities.

At 30 June 2008, the Group held 11,643,383 BNP Paribas shares representing an amount of EUR 776 million, deducted from shareholders' equity in the balance sheet.

Own equity instruments (shares issued by BNP Paribas and held by the Group)	Proprietary transactions		Trading account transactions		Total	
	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)
Shares held at 31 December 2006	19,245,508	1,292	5,966,401	494	25,211,909	1,786
Acquisitions	20,275,837	1,690			20,275,837	1,690
Shares delivered to employees	(1,000,039)	(45)			(1,000,039)	(45)
Other movements	2,342,857	120	(13,673,576)	(1,175)	(11,330,719)	(1,055)
Shares held at 30 June 2007	40,864,163	3,057	(7,707,175)	(681)	33,156,988	2,376
Acquisitions	6,501,121	533			6,501,121	533
Reduction in share capital	(32,111,135)	(2,428)			(32,111,135)	(2,428)
Shares delivered to employees	(5,971,906)	(523)			(5,971,906)	(523)
Other movements	(146,129)	(9)	7,543,713	670	7,397,584	661
Shares held at 31 December 2007	9,136,114	630	(163,462)	(11)	8,972,652	619
Acquisitions	749,171	51			749,171	51
Shares delivered to employees	(801,697)	(54)			(801,697)	(54)
Other movements	(198,322)	(10)	2,921,579	170	2,723,257	160
Shares held at 30 June 2008	8,885,266	617	2,758,117	159	11,643,383	776

- Preferred shares and equivalent instruments

- Preferred shares issued by Group companies

In December 1997, BNP US Funding LLC, a subsidiary under the exclusive control of the Group, made a USD 500 million issue of undated non-cumulative preferred shares governed by the laws of the United States, which did not dilute BNP Paribas ordinary shares. The shares paid a fixed rate dividend for a period of ten years. Thereafter, the shares were redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend. The issuer had the option of not paying dividends on these preferred shares if no dividends were paid on BNP Paribas SA ordinary shares and no coupons were paid on preferred share equivalents (Undated Super Subordinated Notes) in the previous year. Unpaid dividends were not carried forward. The preferred shares were redeemed by the issuer in December 2007 at the end of the contractual ten-year period.

In October 2000, a USD 500 million undated non-cumulative preferred share issue was carried out by BNP Paribas Capital Trust, a subsidiary under the exclusive control of the Group. These shares pay a fixed rate dividend for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend.

In October 2001, a EUR 500 million undated non-cumulative preferred share issue was carried out through a subsidiary under the exclusive control of the Group, BNP Paribas Capital Trust III. Shares in the issue pay a fixed rate dividend for a period of ten years. The shares are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.

In January and June 2002, two undated non-cumulative preferred share issues, of EUR 660 million and USD 650 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a fixed rate annual dividend over ten years, and shares in the second issue paid a fixed rate quarterly dividend over five years. Shares in the first issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend. Shares in

the second issue were redeemed by the issuer in June 2007 at the end of the contractual five-year period.

In January 2003, a non-cumulative preferred share issue of EUR 700 million was carried out by BNP Paribas Capital Trust VI, a subsidiary under the exclusive control of the Group. The shares pay an annual fixed rate dividend. They are redeemable at the end of a 10-year period and thereafter at each coupon date. Shares not redeemed in 2013 will pay a Euribor-indexed quarterly dividend.

In 2003 and 2004, the LaSer-Cofinoga sub-group - which is proportionately consolidated by BNP Paribas – carried out three issues of undated non-voting preferred shares through special purpose entities governed by UK law and exclusively controlled by the LaSer-Cofinoga sub-group. These shares pay a non-cumulative preferred dividend for a ten-year period, at a fixed rate for those issued in 2003 and an indexed rate for the 2004 issue. After this ten-year period, they will be redeemable at par at the issuer's discretion at the end of each quarter on the coupon date, and the dividend payable on the 2003 issue will become Euribor-indexed.

Preferred shares issued by Group companies

Issuer	Date of issue	Currency	Amount	Rate and term before 1st call date		Rate after 1st call date
BNPP Capital Trust	October 2000	USD	500 millions	9.003%	10 years	3-month Libor + 3.26%
BNPP Capital Trust III	October 2001	EUR	500 millions	6.625%	10 years	3-month Euribor + 2.6%
BNPP Capital Trust IV	January 2002	EUR	660 millions	6.342%	10 years	3-month Euribor + 2.33%
BNPP Capital Trust VI	January 2003	EUR	700 millions	5.868%	10 years	3-month Euribor + 2.48%
Cofinoga Funding I LP	March 2003	EUR	100 millions (1)	6.820%	10 years	3-month Euribor + 3.75%
Cofinoga Funding II LP	January and May 2004	EUR	80 millions (1)	TEC 10 (2) + 1.35%	10 years	TEC 10 (2) + 1.35%

(1) Before application of the proportionate consolidation rate.

(2) TEC 10 is the daily long-term government bond index, corresponding to the yield-to-maturity of a fictitious 10-year Treasury note.

The proceeds of these issues are recorded under "Minority interests" in the balance sheet, and the dividends are reported under "Minority interests" in the profit and loss account.

At 30 June 2008, the BNP Paribas Group held 60 million preferred shares, deducted from minority interests.

- Undated Super Subordinated Notes (preferred share equivalents) issued by BNP Paribas SA

In June 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing USD 1,350 million. The notes pay a semi-annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2015, they will pay a quarterly Libor-indexed coupon.

In October 2005, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes representing EUR 1,000 million and USD 400 million respectively. The notes in both issues pay an annual fixed rate coupon. They are redeemable at the end of a six-year period and thereafter at each coupon date. If the notes are not redeemed in October 2011, they will continue to pay the fixed rate coupon.

In April 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes representing EUR 750 million and GBP 450 million respectively. The notes in both issues pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2016, they will pay a quarterly Euribor-indexed coupon in the case of the first issue, and a Libor-indexed coupon in the case of the second issue.

In July 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes. The notes in the first issue - representing EUR 150 million - pay an annual fixed rate coupon. These euro-

denominated notes are redeemable at the end of a 20-year period and thereafter at each coupon date. If the notes are not redeemed in 2026, they will pay a quarterly Euribor-indexed coupon. The notes in the second issue – representing GBP 325 million – pay an annual fixed rate coupon. These sterling-denominated notes are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2016, they will pay a quarterly Libor-indexed coupon.

In April 2007, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing EUR 750 million. The notes pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2017, they will pay a quarterly Euribor-indexed coupon.

In June 2007, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes. The notes in the first issue – representing USD 600 million – pay a quarterly fixed rate coupon and are redeemable at the end of a five-year period. The notes in the second issue – representing USD 1,100 million – pay a semi-annual fixed rate coupon. They are redeemable at the end of a 30-year period and thereafter at each coupon date. If the notes are not redeemed in 2037, they will pay a quarterly Libor-indexed coupon.

In October 2007, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing GBP 200 million. The notes pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2017, they will pay a quarterly Libor-indexed coupon.

In June 2008, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing EUR 500 million. The notes pay an annual fixed rate coupon. They are redeemable at the end of a ten-year period and thereafter at each coupon date. If the notes are not redeemed in 2018, they will pay a quarterly Euribor-indexed coupon.

BNP Paribas has the option of not paying interest due on these Undated Super Subordinated Notes if no dividends were paid on BNP Paribas SA ordinary shares or on preferred shares in the previous year. Unpaid interest is not carried forward.

The contracts relating to these Undated Super Subordinated Notes contain a loss absorption clause. Under the terms of this clause, in the event of insufficient regulatory capital – which is not fully offset by a capital increase or any other equivalent measure – the nominal value of the notes may be reduced in order to serve as a new basis for the calculation of the related coupons until the capital deficiency is made up and the nominal value of the notes is increased to its original amount. However, in the event of the liquidation of BNP Paribas, the amount due to the holders of these notes will represent their original nominal value irrespective of whether or not their nominal value has been reduced.

Undated Super Subordinated Notes

Issuer	Date of issue	Currency	Amount	Rate and term before 1st call date		Rate after 1st call date
BNP Paribas SA	June 2005	USD	1 350 millions	5.186%	10 years	USD 3-month Libor + 1.68%
BNP Paribas SA	October 2005	EUR	1 000 millions	4.875%	6 years	4.875%
BNP Paribas SA	October 2005	USD	400 millions	6.250%	6 years	6.250%
BNP Paribas SA	April 2006	EUR	750 millions	4.730%	10 years	3-month Euribor + 1.69%
BNP Paribas SA	April 2006	GBP	450 millions	5.945%	10 years	GBP 3-month Libor + 1.13%
BNP Paribas SA	July 2006	EUR	150 millions	5.450%	20 years	3-month Euribor + 1.92%
BNP Paribas SA	July 2006	GBP	325 millions	5.945%	10 years	GBP 3-month Libor + 1.81%
BNP Paribas SA	April 2007	EUR	750 millions	5.019%	10 years	3-month Euribor + 1.72%
BNP Paribas SA	June 2007	USD	600 millions	6.500%	5 years	6.50%
BNP Paribas SA	June 2007	USD	1 100 millions	7.195%	30 years	USD 3-month Libor + 1.29%
BNP Paribas SA	October 2007	GBP	200 millions	7.436%	10 years	GBP 3-month Libor + 1.85%
BNP Paribas SA	June 2008	EUR	500 millions	7.781%	10 years	3-month Euribor + 3.75%

The proceeds raised by these issues are recorded in equity under "Retained earnings". In accordance with IAS 21, issues denominated in foreign currencies are recognised at their historical value based on their translation into euros at the issue date. Interest on the instruments is treated in the same way as dividends.

At 30 June 2008, the BNP Paribas Group held EUR 20 million of Undated Super Subordinated Notes which were deducted from shareholders' equity.

- Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. Stock subscription options are taken into account in the diluted earnings per share calculation. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	6 months to 30 June 2008	6 months to 30 June 2007
Net income used to calculate basic and diluted earnings per share (in millions of euros) [1]	3,377	4,707
Weighted average number of ordinary shares outstanding during the year	895,332,049	901,299,282
Effect of potentially dilutive ordinary shares	4,710,384	8,174,299
Weighted average number of ordinary shares used to calculate diluted earnings per share	900,042,434	909,473,581
Basic earnings per share (in euros)	3.77	5.22
Diluted earnings per share (in euros)	3.75	5.18

(1) Net income used to calculate basic and diluted earnings per share is net income per the profit and loss account, adjusted for the remuneration on the Undated Super Subordinated Notes issued by BNP Paribas SA (qualified as preferred share equivalents), which for accounting purposes is treated as dividends.

A dividend of EUR 3.35 per share was paid in 2008 out of 2007 net income (compared with a dividend EUR 3.10 per share paid in 2007 out of 2006 net income).

4.b SCOPE OF CONSOLIDATION

Name		(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Consolidating company									
BNP Paribas SA					France		Full	100.00%	100.00%
French Retail Banking									
Banque de Bretagne	*				France		Full	100.00%	100.00%
BNP Paribas Developpement SA	*				France		Full	100.00%	100.00%
BNP Paribas Factor	*				France		Full	100.00%	100.00%
Compagnie pour le Financement des Loisirs - Cofiloisirs					France		Equity	33.33%	33.33%
Retail Banking - Italy (BNL Banca Commerciale)									
Artigiancassa SPA					Italy		Full	73.86%	73.86%
Artigiansoa - Org. Di Attestazione SPA		7			Italy	12	Equity	80.00%	59.08%
Banca Nazionale del Lavoro SPA			5		Italy				
BNL Broker Assicurazioni SPA		6			Italy		Full	100.00%	100.00%
BNL Direct Services SPA			5		Italy				
BNL Edizioni SRL		7			Italy	12	Equity	100.00%	100.00%
BNL Finance SPA					Italy		Full	100.00%	100.00%
BNL Partecipazioni SPA					Italy		Full	100.00%	100.00%
BNL Positivity SRL					Italy		Full	51.00%	51.00%
Banca Nazionale del Lavoro SPA (ex BNL Progetto SPA)		2			Italy		Full	100.00%	100.00%
Creaimpresa SPA (Groupe)		7			Italy	12	Equity	76.90%	56.80%
Elep SPA					Italy		Equity	49.03%	27.85%
International Factors Italia SPA - Ifitalia					Italy		Full	99.62%	99.62%
Serfactoring SPA					Italy		Equity	27.00%	26.93%
Special Purpose Entities									
Vela ABS					Italy		Full		
Vela Home SRL					Italy		Full		
Vela Public Sector SRL					Italy		Full		
International Retail Services									
Retail Banking in United States of America									
1897 Services Corporation					U.S.A		Full	100.00%	100.00%
AmerUS Leasing, Incorporated.					U.S.A		Full	100.00%	100.00%
BancWest Corporation					U.S.A		Full	100.00%	100.00%
Bancwest Investment Services, Incorporated					U.S.A		Full	100.00%	100.00%
Bank of the West Business Park Association LLC					U.S.A		Full	38.00%	38.00%
Bank of the West					U.S.A		Full	100.00%	100.00%
Bishop Street Capital Management Corporation					U.S.A		Full	100.00%	100.00%
BW Insurance Agency, Incorporated					U.S.A		Full	100.00%	100.00%
BW Leasing, Incorporated					U.S.A		Full	100.00%	100.00%
Center Club, Incorporated					U.S.A		Full	100.00%	100.00%
CFB Community Development Corporation					U.S.A		Full	100.00%	100.00%
Claas Financial Services LLC				2	U.S.A		Full	51.00%	51.00%
Commercial Federal Affordable Housing, Incorporated					U.S.A		Full	100.00%	100.00%
Commercial Federal Community Development Corporation					U.S.A		Full	100.00%	100.00%
Commercial Federal Insurance Corporation					U.S.A		Full	100.00%	100.00%
Commercial Federal Investments Services, Incorporated					U.S.A		Full	100.00%	100.00%
Commercial Federal Realty Investors Corporation					U.S.A		Full	100.00%	100.00%
Commercial Federal Service Corporation					U.S.A		Full	100.00%	100.00%
Community First Home Mortgage					U.S.A		Full	100.00%	100.00%
Community First Insurance, Incorporated					U.S.A		Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Retail Banking in United States of America (cont'd)								
Community Service, Incorporated				U.S.A		Full	100.00%	100.00%
Contractors Insurance Services			5	U.S.A				
Equity Lending Incorporated				U.S.A		Full	100.00%	100.00%
Essex Crédit Corporation				U.S.A		Full	100.00%	100.00%
FHL Lease Holding Company Incorporated				U.S.A		Full	100.00%	100.00%
FHL SPC One, Incorporated				U.S.A		Full	100.00%	100.00%
First Bancorp				U.S.A		Full	100.00%	100.00%
First Hawaiian Bank				U.S.A		Full	100.00%	100.00%
First Hawaiian Leasing, Incorporated				U.S.A		Full	100.00%	100.00%
First National Bancorp, Incorporated		4		U.S.A				
First National Bancorporation				U.S.A		Full	100.00%	100.00%
First Santa Clara Corporation				U.S.A		Full	100.00%	100.00%
First Savings Investment Corporation				U.S.A		Full	100.00%	100.00%
HBC Aviation, LLC			6	U.S.A		Full	24.99%	24.99%
KIC Technology1, Incorporated				U.S.A		Full	100.00%	100.00%
KIC Technology2, Incorporated				U.S.A		Full	100.00%	100.00%
KIC Technology3, Incorporated				U.S.A		Full	100.00%	100.00%
Liberty Leasing Company				U.S.A		Full	100.00%	100.00%
Mountain Fall Acquisition				U.S.A		Full	100.00%	100.00%
Nabity - Perry Insurance, Incorporated		5		U.S.A				
ORE, Incorporated		4		U.S.A				
Roxborough Acquisition Corporation				U.S.A		Full	100.00%	100.00%
St Paul Agency Incorporated			4	U.S.A				
The Bankers Club, Incorporated				U.S.A		Full	100.00%	100.00%
The Voyager HR Group				U.S.A		Full	100.00%	100.00%
Special Purpose Entities								
CFB Capital 4				U.S.A		Full		
Commercial Federal Capital Trust 1				U.S.A		Full		
Commercial Federal Capital Trust 2				U.S.A		Full		
Commercial Federal Capital Trust 3				U.S.A		Full		
First Hawaiian Capital 1				U.S.A		Full		
BNP Paribas Personal Finance								
Axa Banque Financement				France		Equity	35.00%	35.00%
Banca UCB SPA				Italy		Full	100.00%	100.00%
Banco Cetelem Argentina	11			Argentina		Full	60.00%	60.00%
Banco Cetelem Portugal				Portugal		Full	100.00%	100.00%
Banco Cetelem SA				Spain		Full	100.00%	100.00%
Bieffe 5 SPA	2			Italy	12	Equity	100.00%	50.00%
BNP Paribas Invest Immo *			5	France				
BNP Paribas Personal Finance AED (ex JetFinance International)		1	8	Bulgaria		Full	100.00%	100.00%
Carrefour Administration Cartos de Creditos - CACC				Brazil		Equity	40.00%	40.00%
Cetelem				France		Full	100.00%	100.00%
Cetelem Algérie	8			Algeria		Full	100.00%	100.00%
Cetelem America				Brazil		Full	100.00%	100.00%
Cetelem Asia	2			Hong-Kong		Full	100.00%	100.00%
Cetelem Bank SA				Poland		Full	100.00%	100.00%
Cetelem Belgium				Belgium		Full	100.00%	100.00%
Cetelem Benelux BV				Netherlands		Full	100.00%	100.00%
Cetelem Brésil				Brazil		Full	100.00%	100.00%
Cetelem CR				Czech Republic		Full	100.00%	100.00%
Cetelem IFN SA				Romania		Full	100.00%	100.00%
Cetelem Maroc				Morocco		Full	99.86%	92.70%
Cetelem Mexico SA de CV	8			Mexico		Full	100.00%	100.00%
Cetelem Polska Expansion SA				Poland		Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name		(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
BNP Paribas Personal Finance (cont'd)									
Cetelem Processing Services (Shanghai) Limited		8			China		Full	100.00%	100.00%
Cetelem Serviços Limitada		2			Brazil	12	Equity	100.00%	100.00%
Cetelem Slovensko					Slovakia		Full	100.00%	100.00%
Cetelem Thailande					Thailand		Full	100.00%	100.00%
Cetelem UK					UK		Full	100.00%	100.00%
Cofica Bail	*				France		Full	100.00%	100.00%
Cofidis France					France		Equity	15.00%	15.00%
Cofinoga					France		Prop.	100.00%	50.00%
Cofiparc SNC					France		Full	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce	*				France		Full	100.00%	100.00%
Credial Italie SPA					Italy		Prop.	50.00%	50.00%
Credirama SPA			2	10	Italy		Prop.	51.00%	25.50%
Credisson Holding Limited					Cyprus		Full	100.00%	100.00%
Crédit Moderne Antilles	*				France		Full	100.00%	100.00%
Crédit Moderne Guyane	*			5	France				
Crédit Moderne Océan Indien	*				France		Full	97.81%	97.81%
Direct Services				1	Bulgaria		Full	100.00%	100.00%
Dresdner-Cetelem Kreditbank					Germany		Full	50.10%	50.10%
Effico Iberia					Spain		Full	100.00%	100.00%
Effico Participation SA				1	France		Full	99.99%	99.99%
Effico Portugal				2	Portugal	12	Equity	100.00%	100.00%
Effico Soreco					France		Full	99.96%	99.96%
Eurocredito					Spain		Full	100.00%	100.00%
Facet	*				France		Full	100.00%	100.00%
Fidem	*				France		Full	51.00%	51.00%
Fimestic Expansion SA					Spain		Full	100.00%	100.00%
Findomestic					Italy		Prop.	50.00%	50.00%
Findomestic Banka a.d					Serbia	12	Equity	49.88%	49.88%
Findomestic Leasing SPA			2		Italy	12	Equity	50.00%	50.00%
KBC Pinto Systems					Belgium		Equity	39.99%	39.99%
LaSer (Groupe)					France		Prop.	50.00%	50.00%
Loisirs Finance	*				France		Full	51.00%	51.00%
Magyar Cetelem					Hungary		Full	100.00%	100.00%
Méber Regroupement de Crédits	*	8		5	France				
Monabank					France		Equity	34.00%	34.00%
Natixis Financement	*				France		Equity	33.00%	33.00%
Norrsken Finance					France		Full	51.00%	51.00%
Novacrédit			5		France				
Prestacomer SA de CV			2		Mexico	12	Equity	50.00%	50.00%
Projeo	*				France		Full	51.00%	51.00%
SA Domofinance					France		Prop.	55.00%	55.00%
SAS Prêts et Services	*				France		Full	100.00%	100.00%
Servicios Financieros Carrefour EFC					Spain		Equity	40.00%	40.00%
Société de Paiement Pass					France		Equity	40.01%	40.01%
Submarino Finance Promotora de Credito Limitada					Brazil		Prop.	50.00%	50.00%
Sundaram Home Finance Limited			1	10	India		Prop.	49.90%	49.90%
UCB	*			5	France				
UCB Hypotheken					Netherlands		Full	100.00%	100.00%
UCB Suisse		8			Switzerland		Full	100.00%	100.00%
Union de Creditos Immobiliarios - UCI (Groupe)					Spain		Prop.	50.00%	50.00%
Debt Investment Fund									
FCC Master Dolphin					Italy		Prop.		
FCC Retail ABS Finance					France		Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
BNP Paribas Personal Finance (cont'd)								
Debt Investment Fund								
European Mortgage Finance IT-2008-1 SRL			2	Italy		Full		
FCC Domos 2003				France		Full		
FCC Master Domos				France		Full		
FCC Master Domos 4				France		Full		
FCC Master Domos 5				France		Full		
FCC U.C.I 4-18				Spain		Prop.		
UCB Service SRL			2	Italy		Full		
Equipment Solutions								
Albury Asset Rentals Limited				UK		Full	100.00%	100.00%
All In One Allemagne				Germany		Full	100.00%	100.00%
All In One Vermietung GmbH	8			Austria		Full	100.00%	100.00%
Antin Bail *				France		Full	100.00%	100.00%
Aprolis Finance				France		Full	51.00%	51.00%
Arius SA				France		Full	100.00%	100.00%
Arma Beheer BV				Netherlands		Full	100.00%	100.00%
Artegy Limited				UK		Full	100.00%	100.00%
Artegy SAS				France		Full	100.00%	100.00%
Arval Austria GmbH		2	8	Austria		Full	100.00%	100.00%
Arval Belgium				Belgium		Full	100.00%	100.00%
Arval Brasil Limitada				Brazil	12	Equity	100.00%	100.00%
Arval Business Services Limited				UK		Full	100.00%	100.00%
Arval BV				Netherlands		Full	100.00%	100.00%
Arval Deutschland GmbH				Germany		Full	100.00%	100.00%
Arval ECL SAS				France		Full	100.00%	100.00%
Arval Hellas Car Rental SA			2	Greece	12	Equity	99.98%	99.97%
Arval India Private Limited		2		India	12	Equity	100.00%	100.00%
Arval Limited				UK		Full	100.00%	100.00%
Arval Luxembourg				Luxembourg		Full	100.00%	100.00%
Arval NV				Belgium		Full	100.00%	100.00%
Arval PHH Holding SAS				France		Full	100.00%	100.00%
Arval PHH Holdings Limited				UK		Full	100.00%	100.00%
Arval PHH Holdings UK Limited				UK		Full	100.00%	100.00%
Arval PHH Service Lease CZ	8			Czech Republic		Full	100.00%	100.00%
Arval Portugal				Portugal		Full	100.00%	100.00%
Arval Russie				Russia	12	Equity	100.00%	100.00%
Arval Schweiz AG				Switzerland		Full	100.00%	100.00%
Arval Service Lease				France		Full	100.00%	100.00%
Arval Service Lease Espagne				Spain		Full	99.98%	99.97%
Arval Service Lease Italia				Italy		Full	100.00%	100.00%
Arval Service Lease Polska SP				Poland		Full	100.00%	100.00%
Arval Service Lease Romania SRL		2		Romania	12	Equity	100.00%	100.00%
Arval Trading				France		Full	100.00%	100.00%
Arval UK Group Limited				UK		Full	100.00%	100.00%
Arval UK Limited				UK		Full	100.00%	100.00%
Barloword Heftruck BV				Netherlands		Equity	50.00%	50.00%
BNP Paribas Fleet Holdings Limited				UK		Full	100.00%	100.00%
BNP Paribas Lease Group *				France		Full	100.00%	100.00%
BNP Paribas Lease Group BV				Netherlands		Full	100.00%	100.00%
BNP Paribas Lease Group GmbH & Co KG	2			Austria		Full	100.00%	100.00%
BNP Paribas Lease Group Holding SPA			5	Italy				
BNP Paribas Lease Group KFT				Hungary		Full	100.00%	100.00%
BNP Paribas Lease Group Netherlands BV				Netherlands		Full	100.00%	100.00%
BNP Paribas Lease Group Polska SP z o o	8			Poland		Full	100.00%	100.00%
BNP Paribas Lease Group RT				Hungary		Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000 03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name		(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Equipment Solutions (cont'd)									
BNP Paribas Lease Group SA Belgium					Belgium		Full	100.00%	100.00%
BNP Paribas Lease Group SPA				5	Italy				
BNP Paribas Lease Group SPA (ex Locafit SPA)		13			Italy		Full	100.00%	100.00%
BNP Paribas Lease Group UK PLC					UK		Full	100.00%	100.00%
BNP Paribas Leasing Gmbh					Germany		Full	100 00%	100 00%
Bureau Services Limited					UK		Full	100.00%	100 00%
Centro Leasing SPA			3		Italy				
Claas Financial Services					France		Full	60.11%	60.11%
Claas Financial Services Incorporated					U.S.A		Full	100 00%	60.11%
Claas Financial Services Limited		2			UK		Full	51 00%	51 00%
Claas Leasing Gmbh					Germany		Full	100 00%	60.11%
CNH Capital Europe	*				France		Full	50.10%	50.10%
CNH Capital Europe Limited					UK		Full	100 00%	50.10%
Cofiplan	*				France		Full	99.99%	99.99%
Commercial Vehicle Finance Limited					UK		Full	100 00%	100 00%
Cooperleasing SPA		13	3		Italy				
Dialcard Fleet Information Services Limited					UK		Full	100 00%	100 00%
Dialcard Limited					UK		Full	100.00%	100.00%
Diamond Finance UK Limited					UK		Full	60.00%	60.00%
Equipment Lease BV					Netherlands		Full	100 00%	100 00%
Gestion et Location Holding					France		Full	100.00%	100.00%
Greenval Insurance Company Limited				2	Ireland		Full	100 00%	100 00%
H.F.G.L Limited					UK		Full	100 00%	100 00%
Harpur UK Limited					UK		Full	100 00%	100.00%
Humberclyde Commercial Investments Limited					UK		Full	100.00%	100.00%
Humberclyde Commercial Investments N° 4 Limited					UK		Full	100.00%	100.00%
Humberclyde Commercial Investments N°1 Limited					UK		Full	100.00%	100 00%
Humberclyde Finance Limited					UK		Full	100 00%	100.00%
Humberclyde Industrial Finance Limited					UK		Full	100.00%	100.00%
Humberclyde Investments Limited					UK		Full	100.00%	100.00%
JCB Finance	*				France		Full	70 00%	70.00%
Leaseco International BV					Netherlands		Full	100.00%	100.00%
Locatrice Italiana SPA		13			Italy		Full	100 00%	100.00%
Locatrice Strumentale SRL		13	5		Italy				
Manitou Finance Limited					UK		Full	51.00%	51.00%
Natiobail 2	*				France		Full	100.00%	100.00%
Natiocrédibail	*				France		Full	100.00%	100.00%
Natiocrédimurs	*				France		Full	100.00%	100.00%
Natioénergie	*				France		Full	100 00%	100.00%
Overdrive Business Solutions Limited					UK		Full	100 00%	100 00%
Overdrive Credit Card Limited					UK		Full	100.00%	100.00%
Paricomi	*				France		Full	100.00%	100.00%
PHH Financial services Limited					UK		Full	100.00%	100.00%
PHH Holdings (1999) Limited					UK		Full	100.00%	100.00%
PHH Investment Services Limited					UK		Full	100 00%	100.00%
PHH Leasing (N°9) Limited					UK		Full	100.00%	100.00%
PHH Treasury Services Limited					UK		Full	100 00%	100.00%
PHH Truck Management Services Limited					UK		Full	100.00%	100.00%
Pointeuro Limited					UK		Full	100.00%	100.00%
Same Deutz Fahr Finance Limited					UK		Full	100.00%	100.00%
Same Deutz-Fahr Finance					France		Full	100 00%	100.00%
SAS MFF	*				France		Full	51.00%	51.00%
The Harpur Group UK Limited					UK		Full	100 00%	100.00%
UFB Asset Finance Limited					UK		Full	100 00%	100.00%
United Care (Cheshire) Limited					UK		Full	100 00%	100 00%
United Care Group Limited					UK		Full	100 00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4 1 of CRBF regulation 2000 03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Equipment Solutions (cont'd)								
Special Purpose Entities								
Vela Lease SRL	13			Italy		Full		
Emerging markets								
Bank of Nanjing (ex Nanjing City Commercial Bank Corp Limited)				China		Equity	12.61%	12.61%
Sahara Bank LSC		1	8	Libya		Full	19.00%	19.00%
Banque Internationale du Commerce et de l'Industrie Burkina Faso				Burkina Faso		Full	51.00%	51.00%
Banque Internationale du Commerce et de l'Industrie Cote d'Ivoire				Ivory Coast		Full	59.79%	59.79%
Banque Internationale du Commerce et de l'Industrie Gabon				Gabon		Full	46.67%	46.67%
Banque Internationale du Commerce et de l'Industrie Guinée				Guinea		Equity	30.83%	30.83%
Banque Internationale du Commerce et de l'Industrie Mali	8			Mali		Full	85.00%	85.00%
Banque Internationale du Commerce et de l'Industrie Senegal				Senegal		Full	54.11%	54.11%
Banque Malgache de l'Ocean Indien				Madagascar		Full	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie				Morocco		Full	63.85%	63.85%
Banque Marocaine du Commerce et de l'Industrie Crédit Conso	2			Morocco		Full	100.00%	77.99%
Banque Marocaine du Commerce et de l'Industrie Gestion				Morocco	12	Equity	100.00%	63.85%
Banque Marocaine du Commerce et de l'Industrie Leasing				Morocco		Full	72.03%	46.00%
Banque Marocaine du Commerce et de l'Industrie Offshore				Morocco		Full	100.00%	63.85%
Banque pour le Commerce et l'Industrie de la Mer Rouge		3		Djibouti				
BNP Intercontinentale - BNPI *				France		Full	100.00%	100.00%
BNP Paribas BDDI Participations				France		Full	100.00%	100.00%
BNP Paribas Cyprus Limited				Cyprus		Full	100.00%	100.00%
BNP Paribas El Djazair				Algeria		Full	100.00%	100.00%
BNP Paribas Guadeloupe *				France		Full	100.00%	100.00%
BNP Paribas Guyane *				France		Full	100.00%	100.00%
BNP Paribas Le Caire				Egypt		Full	95.19%	95.19%
BNP Paribas Martinique *				France		Full	100.00%	100.00%
BNP Paribas Nouvelle Caledonie *				France		Full	100.00%	100.00%
BNP Paribas Réunion *				France		Full	100.00%	100.00%
BNP Paribas Vostok Holdings			5	France				
BNP Paribas Vostok LLC	8			Russia		Full	100.00%	100.00%
SIFIDA	4			Luxembourg				
TEB Mali Yatirimlar Anonim Sirketi (Groupe)				Turkey		Prop	50.00%	50.00%
Ukranian Insurance Alliance				Ukraine	12	Equity	50.00%	25.50%
Ukrsib Asset Management		2		Ukraine	12	Equity	99.94%	50.97%
Ukrsib Asset Management PI Fund		2		Ukraine	12	Equity	99.94%	50.97%
UkrSibbank				Ukraine		Full	51.00%	51.00%
Union Bancaire pour le Commerce et l'Industrie				Tunisia		Full	50.00%	50.00%
Union Bancaire pour le Commerce et l'Industrie Leasing				Tunisia		Full	75.40%	37.70%
Vesko			1	Ukraine	12	Equity	49.63%	25.31%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Asset Management & Services								
Insurance								
Assu-Vie SA				France	12	Equity	50.00%	50.00%
BNL Vita SPA	13			Italy		Equity	49.00%	49.00%
BNP Paribas Assurance		5		France				
BNP Paribas Assurance (ex Cardif SA)				France		Full	100.00%	100.00%
Cardif Assicurazioni SPA				Italy		Full	100.00%	100.00%
Cardif Assurance Vie				France		Full	100.00%	100.00%
Cardif Assurance Vie Polska				Poland		Full	100.00%	100.00%
Cardif Biztosito Magyarorszag			2	Hungary	12	Equity	100.00%	100.00%
Cardif Compania de Seguros		2		Perou	12	Equity	100.00%	100.00%
Cardif Compania de Seguros de Vida		11	8	Argentina		Full	100.00%	100.00%
Cardif do Brasil Seguros				Brazil		Full	100.00%	100.00%
Cardif do Brasil Seguros e Garantias				Brazil	12	Equity	100.00%	100.00%
Cardif Forsakring AB			2	Sweden	12	Equity	100.00%	100.00%
Cardif Holdings Incorporation		2		U.S.A		Full	99.89%	99.89%
Cardif Insurance Company			2	Russia	12	Equity	100.00%	100.00%
Cardif Leven				Belgium		Full	100.00%	100.00%
Cardif Levensverzekeringen NV				Netherlands		Full	100.00%	100.00%
Cardif Life Insurance Company Corporation		2		U.S.A		Full	100.00%	99.89%
Cardif Mexico Seguros de Vida				Mexico	12	Equity	100.00%	100.00%
Cardif Mexico Seguros Generales SA				Mexico	12	Equity	100.00%	100.00%
Cardif Nederland Holding BV				Netherlands		Full	100.00%	100.00%
Cardif Nordic AB		2	8	Sweden		Full	100.00%	100.00%
Cardif Pinnacle Insurance Holding Limited		8		South Africa		Full	100.00%	100.00%
Cardif RD				France		Full	100.00%	100.00%
Cardif Retraite Assurance Vie				France		Full	100.00%	100.00%
Cardif Schadeverzekeringen NV				Netherlands		Full	100.00%	100.00%
Cardivida Correduria de Seguros				Spain	12	Equity	100.00%	100.00%
Centro Vita Assicurazioni SPA				Italy		Prop.	49.00%	49.00%
Closed Joint Insurance Company			2	Ukraine	12	Equity	100.00%	100.00%
Compagnie Bancaire Uk Fonds C				UK		Full	100.00%	100.00%
Compania de Seguros Generales				Chile		Full	100.00%	100.00%
Compania de Seguros Vida SA				Chile		Full	100.00%	100.00%
Cybele RE	5			Luxembourg				
Darnell Limited				Ireland		Full	100.00%	100.00%
Direct Life & Pensions Services - DLPS			1	UK	12	Equity	100.00%	100.00%
European Reinsurance Limited		11		UK	12	Equity	100.00%	100.00%
Financial Telemarketing Services		11		UK	12	Equity	100.00%	100.00%
Fonds d'Investissement Immobilier pour le Commerce et la Distribution - Fondis			2	France		Prop.	25.00%	25.00%
GIE BNP Paribas Assurance				France		Full	100.00%	99.00%
Global Euro	2			France		Full	100.00%	99.83%
Investlife Luxembourg SA				Luxembourg		Full	100.00%	100.00%
Luizaseg			2	Brazil	12	Equity	50.00%	50.00%
Natio Assurance				France		Prop.	50.00%	50.00%
Natio Fonds Athenes Investissement 5	2			France		Full	100.00%	100.00%
Natio Fonds Collines Investissement 1	2			France		Full	100.00%	100.00%
Natio Fonds Collines Investissement 3	2			France		Full	100.00%	100.00%
Patrimoine Management & Associés				France		Full	61.50%	61.50%
Pinnacle Insurance Holding PLC				UK		Full	100.00%	100.00%
Pinnacle Insurance Management Services PLC				UK		Full	100.00%	100.00%
Pinnacle Insurance PLC				UK		Full	100.00%	100.00%
Pinnafrica Insurance Company Limited				South Africa	12	Equity	100.00%	100.00%
Pinnafrica Insurance Life Limited				South Africa	12	Equity	100.00%	100.00%
Poczta Polska Cardif Arka SA			11	Poland		Equity	33.33%	33.33%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Insurance (cont'd)								
Pojistovna Cardif Pro Vita			8	Czech Republic		Full	100.00%	100.00%
Pojistovna Cardif Slovakia A.S		11		Slovakia	12	Equity	100.00%	100.00%
SARL Carma Grand Horizon	2			France		Full	100.00%	100.00%
SARL Reumal Investissements				France		Full	100.00%	100.00%
SAS Hibernia France		1		France		Full	100.00%	98.68%
SCA Capital France Hotel		1		France		Full	98.68%	98.68%
SCI 104-106 rue Cambronne				France		Full	100.00%	100.00%
SCI 14 rue Vivienne				France		Full	100.00%	100.00%
SCI 24-26 rue Duranton	3			France				
SCI 25 rue Abbe Carton	3			France				
SCI 25 rue Gutenberg	3			France				
SCI 40 rue Abbe Groult	3			France				
SCI 100 rue Lauriston				France		Full	100.00%	100.00%
SCI 6 Square Foch				France		Full	100.00%	100.00%
SCI 8-10 place du Commerce				France		Full	100.00%	100.00%
SCI Alpha Park			2	France		Prop	50.00%	50.00%
SCI Asnieres 1				France		Full	100.00%	100.00%
SCI Beausejour				France		Full	100.00%	100.00%
SCI BNP Paribas Pierre 2				France		Full	100.00%	100.00%
SCI Boulevard Malesherbes				France		Full	100.00%	100.00%
SCI Boulogne Centre				France		Full	100.00%	100.00%
SCI Boulogne Nungesser				France		Full	100.00%	100.00%
SCI Corosa				France		Full	100.00%	100.00%
SCI Courbevoie				France		Full	100.00%	100.00%
SCI Defense Etoile				France		Full	100.00%	100.00%
SCI Defense Vendome				France		Full	100.00%	100.00%
SCI Etoile				France		Full	100.00%	100.00%
SCI Immeuble Demours				France		Full	100.00%	100.00%
SCI Le Chesnay 1	3			France				
SCI Levallois 2				France		Full	100.00%	100.00%
SCI Maisons 1	3			France				
SCI Malesherbes Courcelles				France		Full	100.00%	100.00%
SCI Montrouge 2	3			France				
SCI Montrouge 3	3			France				
SCI Paris Cours de Vincennes	2			France		Full	100.00%	100.00%
SCI Moussorgski				France		Full	100.00%	100.00%
SCI Residence le Chatelard			4	France				
SCI rue Mederic				France		Full	100.00%	100.00%
SCI Rueil 1	3			France				
SCI Rueil Ariane				France		Full	100.00%	100.00%
SCI Rueil Caudron				France		Full	100.00%	100.00%
SCI Saint Maurice 2	3			France				
SCI Suresnes 2	3			France				
SCI Suresnes 3				France		Full	100.00%	100.00%
SCI Vendome Athenes			2	France		Prop.	50.00%	50.00%
Shinan et Life Corée				South Korea		Prop.	50.00%	50.00%
State Bank India Life Cy				India		Equity	26.00%	26.00%
Thai Cardif Insurance Life Company Limited				Thailand		Equity	25.00%	25.00%
Valtitres	2			France		Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name		(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Private Banking									
Banque Privée Anjou	*	1	5		France				
Bergues Finance Holding					Bahamas		Full	100.00%	99.99%
BNL International Luxembourg		5			Luxembourg				
BNP Paribas Bahamas Limited					Bahamas		Full	100.00%	99.99%
BNP Paribas Espana SA					Spain		Full	99.58%	99.58%
BNP Paribas Investment Services LLC					U.S.A		Full	100.00%	100.00%
BNP Paribas Private Bank	*				France		Full	100.00%	100.00%
BNP Paribas Private Bank Monaco	*				France		Full	100.00%	99.99%
Conseil Investissement					France		Full	100.00%	100.00%
Lavoro Bank Ag Zurigo		5			Switzerland				
Nachenius, Tjeenk et Co NV					Netherlands		Full	100.00%	100.00%
Servizio Italia SPA		4			Italy				
Personal Investors									
B*Capital	*				France		Full	99.96%	99.96%
Cortal Consors France	*				France		Full	100.00%	100.00%
FundQuest					France		Full	100.00%	100.00%
Geojit Financial Services Limited (Groupe)		1	10		India		Prop.	27.18%	27.18%
Investment Partners									
BNL Fondi Immobiliari		13			Italy		Full	100.00%	100.00%
BNP PAM Group					France		Full	100.00%	100.00%
BNP Paribas Asset Management					France		Full	100.00%	100.00%
BNP Paribas Asset Management Uruguay SA					Uruguay	12	Equity	100.00%	100.00%
BNP Paribas Asset Management Asia			2		Hong-Kong	12	Equity	100.00%	100.00%
BNP Paribas Asset Management Brasil Limitada					Brazil		Full	100.00%	100.00%
BNP Paribas Asset Management GmbH					Germany	12	Equity	100.00%	100.00%
BNP Paribas Asset Management Group Luxembourg					Luxembourg		Full	99.66%	99.66%
BNP Paribas Asset Management Japan Limited					Japan		Full	100.00%	100.00%
BNP Paribas Asset Management SGR Milan SPA			5		Italy				
BNP Paribas Asset Management SGR Milan (ex BNL Gestioni SGR)		13			Italy		Full	100.00%	100.00%
BNP Paribas Asset Management Singapore Limited			2		Singapore	12	Equity	100.00%	100.00%
BNP Paribas Asset Management UK Limited					UK		Full	100.00%	100.00%
BNP Paribas Financière AMS (Fin'AMS)	*				France		Full	100.00%	100.00%
BNP Paribas Fund Services France					France		Full	100.00%	100.00%
BNP Paribas Private Equity					France	12	Equity	100.00%	100.00%
BNP Paribas SGIIC					Spain	12	Equity	100.00%	99.58%
Cardif Asset Management					France		Full	100.00%	100.00%
Cardif Gestion d'Actifs					France		Full	100.00%	100.00%
Charter Atlantic Capital corporation		8			U.S.A		Full	100.00%	100.00%
Charter Atlantic Corporation		8			U.S.A		Full	100.00%	100.00%
Cooper Neff Alternative Managers		8		7	France	12	Equity	71.51%	71.51%
Fauchier Partners Management Limited (Groupe)					UK		Prop	42.17%	62.50%
Fischer Francis Trees & Watts UK		8			UK		Full	100.00%	100.00%
Fischer Francis Trees & Watts Incorporation		8			U.S.A		Full	100.00%	100.00%
Fischer Francis Trees & Watts Kabushiki Kaisha		8			Japan		Full	100.00%	100.00%
Fischer Francis Trees & Watts Limited		8			UK		Full	100.00%	100.00%
Fischer Francis Trees & Watts Pte Limited		8			Singapore		Full	100.00%	100.00%
Fund Quest Incorporation					U.S.A		Full	100.00%	100.00%
Infra Capital Investors (ex Antin Participation 23)			2		France	12	Equity	100.00%	100.00%
Malbec Partners Incorporation				1	U.S.A		Full	100.00%	100.00%
Overlay Asset Management				8	France		Full	100.00%	100.00%
Shenying & Wanguo BNP PAM Company Limited				2	China		Equity	33.00%	33.00%
Shinhan BNP Paribas Investment Trust Management Co Ltd		10			South Korea		Prop	50.00%	50.00%
Sundaram BNP Paribas Asset Management Company Limited					India		Equity	49.90%	49.90%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Securities services								
BNP Paribas Fund Services			5	Luxembourg				
BNP Paribas Fund Services Australasia Limited				Australia		Full	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited				Ireland		Full	100.00%	100.00%
BNP Paribas Fund Services Holdings				UK		Full	100.00%	100.00%
BNP Paribas Fund Services UK Limited				UK		Full	100.00%	100.00%
BNP Paribas Securities Services - BP2S *				France		Full	100.00%	100.00%
BNP Paribas Securities Services Custody bank Limited (ex Royal Bank of Scotland International Custody Bank Ltd)		1		Jersey		Full	100.00%	100.00%
BNP Paribas Securities Services (Holdings) Limited (ex Royal Bank of Scotland International Securities Services (Holdings) Ltd)		1		Jersey		Full	100.00%	100.00%
BNP Paribas Securities Services International Holding SA		5		France				
BNP Paribas Trust Company (Guernesey) Limited (ex Royal Bank of Scotland International Trustee (Guernesey Ltd))		1		Guernsey	12	Equity	100.00%	100.00%
Banco Excel Bank SA	1	5		Spain				
NCVP Participacoes SA			2	Brazil		Full	100.00%	100.00%
Real Estate Services								
Asset Partenaires				France		Full	100.00%	93.64%
Atisreal Expertise				France		Full	100.00%	100.00%
Atisreal Auguste-Thouard				France		Full	95.44%	95.44%
Atisreal Belgium SA				Belgium		Full	100.00%	100.00%
Atisreal Benelux SA				Belgium		Full	100.00%	100.00%
Atisreal Consult				France		Full	100.00%	100.00%
Atisreal Consult GmbH				Germany		Full	100.00%	100.00%
Atisreal Espana SA				Spain		Full	100.00%	100.00%
Atisreal GmbH				Germany		Full	100.00%	100.00%
Atisreal Holding France				France		Full	100.00%	100.00%
Atisreal Holding GmbH				Germany		Full	100.00%	100.00%
Atisreal Hotels (ex SP & Partners)		2		France		Full	95.44%	95.44%
Atisreal International				France		Full	100.00%	100.00%
Atisreal Irlande	1			Ireland		Full	100.00%	100.00%
Atisreal Italia	1			Italy		Full	100.00%	100.00%
Atisreal Limited				UK		Full	100.00%	100.00%
Atisreal Luxembourg SA				Luxembourg		Full	100.00%	100.00%
Atisreal Property Management GmbH				Germany		Full	100.00%	100.00%
Atisreal Property Management Services				Belgium		Full	100.00%	100.00%
Atisreal Proplan GmbH				Germany		Full	87.59%	87.59%
Atisreal USA Incorporated				U.S.A		Full	100.00%	100.00%
BNP Paribas Immobilier (ex Meunier Promotion)				France		Full	100.00%	100.00%
BNP Paribas Immobilier Property Management				France		Full	100.00%	100.00%
BNP Paribas Participations Financières Immobilières				France		Full	100.00%	100.00%
BNP Paribas Real Estate Facilities Management Limited (ex Chancery Lane Management Services Limited)				UK		Full	100.00%	100.00%
BNP Paribas Real Estate Investment Management				France		Full	96.77%	96.77%
BNP Paribas Real Estate Investment Management UK Limited (ex BNP Paribas Real Estate Investments Services Limited)				UK		Full	100.00%	100.00%
BNP Paribas Real Estate Property Developpement Italia		2		Italy		Full	100.00%	100.00%
BNP Paribas Real Estate Property Management Italia	1			Italy		Full	100.00%	100.00%
BSA Immobilier				France		Full	100.00%	100.00%
Cabinet Claude Sanchez	1			France		Full	100.00%	100.00%
Compagnie Tertiaire	5			France				
F G Ingenierie et Promotion Immobilière				France		Full	100.00%	100.00%
Genisar Servicios Immobiliarios		5		Spain				
Immobilière des Bergues				France		Full	100.00%	100.00%
Partner's & Services	1			France		Full	100.00%	100.00%
Partenaires Gerance Soprofinance		5		France				

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Real Estate Services (cont'd)								
SAS BNP Paribas Real Estate Investment Services (ex SA Comadim Hispania)	1			Spain		Full	100.00%	100.00%
SA Gerer				France		Full	100.00%	100.00%
SA Meunier Hispania	1			Spain		Full	100.00%	100.00%
SA Procodis	5			France				
SAS BNP Paribas Real Estate Property Management France				France		Full	100.00%	100.00%
SAS BNP Paribas Real Estate Investment Services (ex SAS ECM Real Estate)	1			France		Full	100.00%	100.00%
SAS BRSI	1			France		Full	100.00%	100.00%
SAS Meunier Habitat				France		Full	100.00%	100.00%
SAS Meunier Habitat Ile de France				France		Full	100.00%	100.00%
SAS Meunier Habitat Sud Ouest		2		France		Full	100.00%	100.00%
SAS Meunier Immobilier d'Entreprise				France		Full	100.00%	100.00%
SAS Meunier Méditerranée				France		Full	100.00%	100.00%
SAS Meunier Rhône Alpes				France		Full	100.00%	100.00%
SAS Multi Vest (France) 4	1			France		Full	100.00%	100.00%
SAS Newport Management	1			France		Full	100.00%	100.00%
SAS Sofiane				France		Full	100.00%	100.00%
SAS Studelites				France		Full	100.00%	100.00%
SNC Espaces Immobiliers				France		Full	100.00%	100.00%
SNC Lot 2 Porte d'Asnières				France		Full	100.00%	100.00%
SNC Meunier Gestion				France		Full	100.00%	100.00%
Sifonte SL		5		Spain				
Tasaciones Hipotecarias SA				Spain		Full	100.00%	100.00%
Valuation Consulting Limited			4	UK				
Weatheralls Consultancy Services Limited				UK		Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name		(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Corporate and Investment Banking									
France									
BNP Paribas Arbitrage	*				France		Full	100.00%	100.00%
BNP Paribas Equities France	*				France		Full	99.96%	99.96%
BNP Paribas Equity Strategies France					France		Full	100.00%	100.00%
BNP Paribas Peregrine Group			5		France				
BNP Paribas Stratégies Actions					France		Full	100.00%	100.00%
Capstar Partners SAS France					France		Full	100.00%	100.00%
Harewood Asset Management				8	France		Full	100.00%	100.00%
Paribas Dérivés Garantis Snc					France		Full	100.00%	100.00%
Parilergie	*				France		Full	100.00%	100.00%
SAS Esomet					France		Full	100.00%	100.00%
SAS Parilease	*				France		Full	100.00%	100.00%
Europe									
BNP Factor Portugal					Portugal		Full	100.00%	100.00%
BNP Paribas Ireland					Ireland		Full	100.00%	100.00%
BNP Paribas (Bulgaria) AD				4	Bulgaria				
BNP Paribas Bank (Hungaria) RT				4	Hungary				
BNP Paribas Bank (Polska) SA					Poland		Full	100.00%	100.00%
BNP Paribas Bank NV					Netherlands		Full	100.00%	100.00%
BNP Paribas Capital Investments Limited					UK		Full	100.00%	100.00%
BNP Paribas Capital Markets Group Limited					UK		Full	100.00%	100.00%
BNP Paribas Commodity Futures Limited					UK		Full	100.00%	100.00%
BNP Paribas E & B Limited					UK		Full	100.00%	100.00%
BNP Paribas Finance PLC					UK		Full	100.00%	100.00%
BNP Paribas Luxembourg SA					Luxembourg		Full	100.00%	100.00%
BNP Paribas Net Limited					UK		Full	100.00%	100.00%
BNP Paribas Sviluppo		4			Italy				
BNP Paribas Suisse SA					Switzerland		Full	99.99%	99.99%
BNP Paribas UK Holdings Limited					UK		Full	100.00%	100.00%
BNP Paribas UK Limited					UK		Full	100.00%	100.00%
BNP PUK Holding Limited					UK		Full	100.00%	100.00%
BNP Paribas ZAO					Russia		Full	100.00%	100.00%
Calilux SARL			2		Luxembourg		Full	60.00%	60.00%
Capstar Partners Limited					UK		Full	100.00%	100.00%
Delta Reinsurance Limited		6			Ireland		Full	100.00%	100.00%
Harewood Holdings Limited					UK		Full	100.00%	100.00%
ISIS Factor SPA		4			Italy				
Landspire Limited			2		UK		Full	100.00%	100.00%
Paribas Trust Luxembourg SA					Luxembourg		Full	100.00%	100.00%
Utexam Limited					Ireland		Full	100.00%	100.00%
Americas									
BNP Paribas Andes		4			Perou				
BNP Paribas Asset Management Incorporated					U.S.A		Full	100.00%	100.00%
BNP Paribas Brasil SA					Brazil		Full	100.00%	100.00%
BNP Paribas Canada					Canada		Full	100.00%	100.00%
BNP Paribas Capstar Partners Incorporated					U.S.A		Full	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated					U.S.A		Full	100.00%	100.00%
BNP Paribas Leasing Corporation					U.S.A		Full	100.00%	100.00%
BNP Paribas Mortgage Corporation				2	U.S.A		Full	100.00%	100.00%
BNP Paribas North America Incorporated					U.S.A		Full	100.00%	100.00%
BNP Paribas Principal Incorporated					U.S.A		Full	100.00%	100.00%
BNP Paribas RCC Incorporation					U.S.A		Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country	Method	Group voting Interest (%)	Group ownership Interest (%)
Americas (cont'd)							
BNP Paribas Securities Corporation				U.S.A	Full	100.00%	100.00%
Capstar Partners LLC				U.S.A	Full	100.00%	100.00%
Cooper Neff Group Incorporated				U.S.A	Full	100.00%	100.00%
French American Banking Corporation - F.A.B.C				U.S.A	Full	100.00%	100.00%
Harewood Asset Management (US) Incporated (ex Cooper Neff Advisors Incorporated)				U.S.A	Full	100.00%	100.00%
Innocap Investment Management Incorporation			1	Canada	Equity	25.00%	25.00%
Paribas North America				U.S.A	Full	100.00%	100.00%
Petits Champs Participaçoes e Servicios SA				Brazil	Full	100.00%	100.00%
Asia - Oceania							
BNP Equities Asia Limited				Malaysia	Full	100.00%	100.00%
BNP Paribas (China) Limited				China	Full	100.00%	100.00%
BNP Paribas Arbitrage (Hong-Kong) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Asia Pacific) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Singapore) Limited				Singapore	Full	100.00%	100.00%
BNP Paribas Finance (Hong-Kong) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Futures (Hong-Kong) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas GRS (Hong Kong) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas India Solutions Private Limited				India	Full	100.00%	100.00%
BNP Paribas Japan Limited	2			Japan	Full	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited				Australia	Full	100.00%	100.00%
BNP Paribas Principal Investments Japan Limited	2			Japan	Full	100.00%	100.00%
BNP Paribas Securities (Asia) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Japan) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Taiwan) Co Limited				Taiwan	Full	100.00%	100.00%
BNP Paribas Securities Korea Company Limited				South Korea	Full	100.00%	100.00%
BNP Paribas Securities (Singapore) Pte Limited				Singapore	Full	100.00%	100.00%
BNP Paribas Services (Hong Kong) Limited				Hong-Kong	Full	100.00%	100.00%
Paribas Asia Equities Limited				Hong-Kong	Full	100.00%	100.00%
PT Bank BNP Paribas Indonésia				Indonesia	Full	100.00%	99.99%
PT BNP Paribas Securities Indonesia				Indonesia	Full	99.00%	99.00%
Special Purpose Entities							
54 Lombard Street Investments Limited				UK	Full		
Alectra Finance PLC				Ireland	Full		
Altels Investments Limited				Ireland	Full		
APAC Finance Limited				New Zealand	Full		
APAC Investments Limited				New Zealand	Full		
APAC NZ Holdings Limited				New Zealand	Full		
ARV International Limited				Cayman Islands	Full		
Austin Finance				France	Full		
BNP Paribas Arbitrage Issuance BV				Netherlands	Full		
BNP Paribas Emissions und Handel. GmbH				Germany	Full		
BNP Paribas Finance Incorporated				U.S.A	Full		
BNP Paribas Islamic Issuance BV			2	Netherlands	Full		
BNP Paribas Singapore Funding Partnership		2		Singapore	Full		
Bougainville BV				Netherlands	Full		
China Jenna Finance 1 à 3				France	Full		
China Lucie Finance 1 à 3				France	Full		
China Marie Finance 1 et 2		2		France	Full		
China Newine Finance 1 à 4		2		France	Full		
China Samantha Finance 1 à 10				France	Full		
Crisps Limited				Cayman Islands	Full		
Epimetheus Investments Limited	4			Cayman Islands			
Epping Funding Limited		2		Cayman Islands	Full		
Epsom Funding Limited				Cayman Islands	Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
Eurolibertè PLC	4			Ireland				
European Hedged Equity Limited			4	Cayman Islands				
Fidex PLC				UK		Full		
Financière Paris Haussmann				France		Full		
Financière Taitbout				France		Full		
Forsete Investments SA		4		Luxembourg				
Global Guaranteed Equity Limited				Cayman Islands		Full		
Global Hedged Equity Investment Limited	4			Cayman Islands				
Global Liberté				Ireland		Full		
Global Protected Alternative Investments Limited				Cayman Islands		Full		
Global Protected Equity Limited			4	Cayman Islands				
Grenache et Cie SNC		2		Luxembourg		Full		
Harewood Investments N°1 à 6 Limited				Cayman Islands		Full		
Henaross Property Limited				Australia		Full		
Highbridge Limited		2		Cayman Islands		Full		
Iliad Investments PLC				Ireland		Full		
Joconde Investments SA		4		Luxembourg				
Laffitte Participation 2				France		Full		
Laffitte Participation 10				France		Full		
Laffitte Participation 12				France		Full		
Liquidity Trust		4		Cayman Islands				
Lock-In Global equity Limited				Cayman Islands		Full		
Marc Finance Limited				Cayman Islands		Full		
Muscat Investments Limited		2		Jersey		Full		
Omega Capital Investments Plc				Ireland		Full		
Omega Investments Cayman Limited		4		Cayman Islands				
Omega Capital Europe PLC		2		Ireland		Full		
Omega Capital Funding Limited		2		Ireland		Full		
Optichamps				France		Full		
Paregof	4			France				
Parritaye Property Limited				Australia		Full		
Participations Opéra				France		Full		
Robin Flight Limited				Ireland		Full		
Royal Neuve I Sarl				Luxembourg		Full		
Royal Neuve II Sarl			2	Luxembourg		Full		
Royal Neuve V Sarl		2		Luxembourg		Full		
Royal Neuve VI Sarl		2		Luxembourg		Full		
SAS 2007 Panda Finance 2			2	France		Full		
SAS 2008 Panda Finance 6			2	France		Full		
SAS Esra 1 à 3	2			France		Full		
SAS Financière des Italiens	2			France		Full		
Singapore Emma Finance 1 SAS				France		Full		
Singapore Emma Finance 2 SAS				France		Full		
Sirocco Investments SA		4		Luxembourg				
SNC Atargatis				France		Full		
SNC Compagnie Investissement Italiens	2			France		Full		
SNC Compagnie Investissement Opéra	2			France		Full		
SNC Méditerranéa				France		Full		
St Maarten CDO Limited		4		Cayman Islands				
Sunny Funding Limited				Cayman Islands		Full		
Swallow Flight Limited				Ireland		Full		
Tender Option Bond Municipal program				U.S.A		Full		
Thunderbird Investments PLC				Ireland		Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Other Business Units								
Private Equity (BNP Paribas Capital)								
Clairville			5	Belgium				
Cobema				Belgium		Full	100.00%	100.00%
Cobepa Technology			5	Belgium				
Compagnie Financière Ottomane				Luxembourg		Full	96.79%	96.79%
Erbe				Belgium		Equity	47.01%	47.01%
Evialis	4			France				
Gepeco				Belgium		Full	100.00%	100.00%
Paribas Participation Limitee				Canada		Full	100.00%	100.00%
Property companies (property used in operations)								
Capefi	5			France				
Compagnie Immobilière de France	5			France				
Ejesur				Spain		Full	100.00%	100.00%
SAS 5 Avenue Kleber				France		Full	100.00%	100.00%
SAS 37 La Perouse				France		Full	100.00%	100.00%
SAS Foncière de la Compagnie Bancaire				France		Full	100.00%	100.00%
SAS Noria				France		Full	100.00%	100.00%
SCI Immobilière Marché Saint-Honoré				France		Full	100.00%	100.00%
Société d'Etudes Immobilières de Constructions - Setic				France		Full	100.00%	100.00%
Antin Participation 4		5		France				
Antin Participation 5				France		Full	100.00%	100.00%
Investment companies and other subsidiaries								
Antin Participation 15		5		France				
Ardi Immo			2	Luxembourg		Full	100.00%	100.00%
BNL International Investment SA				Luxembourg		Full	100.00%	100.00%
BNL Multiservizi SPA	7			Italy	12	Equity	100.00%	100.00%
BNP Paribas Covered Bonds *				France		Full	100.00%	100.00%
BNP Paribas de Réassurance au Luxembourg				Luxembourg		Full	100.00%	100.00%
BNP Paribas International BV				Netherlands		Full	100.00%	100.00%
BNP Paribas Mediterranée Innovation & Technologies		2		Morocco		Full	100.00%	96.39%
BNP Paribas Partners for Innovation (Groupe)				France		Equity	50.00%	50.00%
BNP Paribas UK Treasury Limited				UK		Full	100.00%	100.00%
Compagnie Bancaire Uk Fonds B			4	UK				
Compagnie d'Investissements de Paris - C.I.P				France		Full	100.00%	100.00%
Financière BNP Paribas				France		Full	100.00%	100.00%
Financière Marché Saint Honoré				France		Full	100.00%	100.00%
GIE Groupement Auxiliaire et de Moyens - GAM				France		Full	100.00%	100.00%
Le Sphinx Assurances Luxembourg SA				Luxembourg	12	Equity	100.00%	100.00%
Omnium Gestion Developpement Immobilier				France		Full	100.00%	100.00%
Placement, Gestion & Finance Holding - Plagefin				Luxembourg		Full	99.99%	99.99%
Sagip				Belgium		Full	100.00%	100.00%
Société Auxiliaire de Construction Immobilière - SACI				France		Full	100.00%	100.00%
Societe Française Auxiliare - S.F.A.	5			France				
Société Orbaisienne de Participations	2			France		Full	100.00%	100.00%
UCB Bail *				France		Full	100.00%	100.00%
UCB Entreprises *				France		Full	100.00%	100.00%
UCB Locabail immobilier *				France		Full	100.00%	100.00%
Verner Investissements (Groupe)				France		Equity	48.40%	48.40%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities								
Antin Participation 7		5		France				
Antin Participation 13		5		France				
BNP Paribas Capital Trust LLC 1 - 3 - 4 - 6				U.S.A		Full		
BNP Paribas Capital Trust LLC 5	4			U.S.A				
BNP Paribas US Medium Term Notes Program				U.S.A		Full		
BNP Paribas US Structured Medium Term Notes LLC				U.S.A		Full		
BNP US Funding LLC		4		U.S.A				
Vela Mortgages SRL			2	Italy		Full		
Klépierre								
Akciova Spolocnost Arcol				Slovakia		Full	100.00%	51.69%
AMAC SRO				Slovakia		Full	100.00%	51.69%
AMC - Prague SRO		5		Czech Republic				
Besloten Vennotschap Capucine BV				Netherlands		Full	100.00%	51.69%
Bestes				Czech Republic		Full	99.00%	51.17%
Carré Jaude 2			2	France		Full	100.00%	51.69%
Clivia SPA			1	Italy		Prop.	50.00%	25.84%
Corvin Retail		1		Hungary		Full	100.00%	51.69%
Duna Plaza Offices z.o.o	2			Hungary		Full	100.00%	51.69%
Entertainment Plaza				Czech Republic		Full	100.00%	51.69%
GIE Klépierre Services			5	France				
I G C SPA				Italy		Prop.	50.00%	25.84%
ICD SPA				Italy		Full	100.00%	51.69%
Immo Dauland			1	France		Full	100.00%	43.42%
K2 Fund			2	Italy		Full	85.00%	43.93%
Kleaveiro Immobiliaria SA			2	Portugal		Full	100.00%	51.69%
Klecar Italia SPA				Italy		Full	100.00%	42.90%
Klefin Italia SPA				Italy		Full	100.00%	51.69%
Klépierre Corvin		2		Hungary		Full	100.00%	51.69%
Klépierre CZ SRO				Czech Republic		Full	100.00%	51.69%
Klépierre Galiera Krakow		2		Poland		Full	100.00%	51.69%
Klépierre Galiera Poznan		2		Poland		Full	100.00%	51.69%
Klépierre Krakow SP z.o.o				Poland		Full	100.00%	51.69%
Klépierre Larissa Limited	2			Greece		Full	100.00%	51.69%
Klépierre Lublin	2			Poland		Full	100.00%	51.69%
Klépierre Luxembourg	2			Luxembourg		Full	100.00%	51.69%
Klépierre Matera			2	Italy		Full	100.00%	51.69%
Klépierre Meteores (ex Leg II Hellenic Holdings)	2			Luxembourg		Full	100.00%	51.69%
Klépierre Novo				Czech Republic		Full	100.00%	51.69%
Klépierre Plzen			2	Czech Republic		Full	100.00%	51.69%
Klépierre Poznan SP z.o.o				Poland		Full	100.00%	51.69%
Klépierre Rybnik	2			Poland		Full	100.00%	51.69%
Klépierre Trading Energia Kereskedelmi es Szolgaltato KFT			1	Poland		Full	100.00%	51.69%
Klépierre Sadyba SP z.o.o				Poland		Full	100.00%	51.69%
Klépierre Sosnowiec	2			Poland		Full	100.00%	51.69%
Klépierre Warsaw Sp z.o.o	2			Poland		Full	100.00%	51.69%
Krakow Plaza SP z.o.o				Poland		Full	100.00%	51.69%
La Marquaysonne		1		France		Full	100.00%	39.28%
Les Boutiques de Saint Maximin	1		7	France		Equity	43.00%	22.22%
Movement Poland SA		1		Poland		Full	100.00%	51.69%
Noblespecialiste		1		France		Full	100.00%	39.28%
Progest	1			France		Full	100.00%	51.69%
Restorens		1		France		Full	100.00%	39.28%
Ruda Slaska Plaza SP z.o.o				Poland		Full	100.00%	51.69%
Rybnik Plaza SP z.o.o	2			Poland		Full	100.00%	51.69%
SA Cap Nord	1		5	France				

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SA Cinéma de l'Esplanade				Belgium		Full	100.00%	51.69%
SA Coimbra				Belgium		Full	100.00%	51.69%
SA Delcis CR			5	Czech Republic				
SA Devimo Consult			3	Belgium				
SA Finascente		6		Portugal		Full	100.00%	51.69%
SA Foncière de Louvain la Neuve				Belgium		Full	100.00%	51.69%
SA Galiera Parque Nascente		6		Portugal		Full	100.00%	51.69%
SA Gondobrico		6		Portugal		Full	100.00%	51.69%
SA Klecar Foncier Espana				Spain		Full	100.00%	42.90%
SA Klecar Foncier Iberica				Spain		Full	100.00%	42.90%
SA Kleiou Immobiliare				Portugal		Full	100.00%	51.69%
SA Kleminho				Portugal		Full	100.00%	51.69%
SA Klenor Immobiliaria				Portugal		Full	100.00%	51.69%
SA Klépierre				France		Full	51.79%	51.69%
SA Klépierre Athinon AE				Greece		Full	100.00%	42.90%
SA Klépierre Foncier Makedonia				Greece		Full	100.00%	42.90%
SA Klépierre NEA Efkarpia AE				Greece		Full	100.00%	42.90%
SA Klépierre Peribola Patras AE				Greece		Full	100.00%	42.90%
SA Klépierre Portugal SGPS				Portugal		Full	100.00%	51.69%
SA Klépierre Vallecas				Spain		Full	100.00%	51.69%
SA Klépierre Vinaza				Spain		Full	100.00%	51.69%
SA Kletel Immobiliaria				Portugal		Full	100.00%	51.69%
SA Place de l'accueil				Belgium		Full	100.00%	51.69%
SA Poznan Plaza				Poland		Full	100.00%	51.69%
SA Reze Sud	1			France		Equity	15.00%	7.75%
SA Sadyba Center				Poland		Full	100.00%	51.69%
SA Sogecaec				Portugal		Full	100.00%	51.69%
SARL Belvedere Invest	1			France		Full	75.00%	38.76%
SARL Bois des Fenêtres		1		France		Equity	20.00%	10.34%
SARL Csepel 2002				Hungary		Full	100.00%	51.69%
SARL Debrecen 2002				Hungary		Full	100.00%	51.69%
SARL Duna Plaza				Hungary		Full	100.00%	51.69%
SARL Effe Kappa			6	Italy		Full	100.00%	51.69%
SARL Forwing	1			France		Full	90.00%	46.52%
SARL Galiera Commerciale Assago				Italy		Full	100.00%	51.69%
SARL Galiera Commerciale Cavallino				Italy		Full	100.00%	51.69%
SARL Galiera Commerciale Collegno				Italy		Full	100.00%	51.69%
SARL Galiera Commerciale Klépierre				Italy		Full	100.00%	51.69%
SARL Galiera Commerciale Seravalle				Italy		Full	100.00%	51.69%
SARL Galiera Commerciale Solbiate				Italy		Full	100.00%	51.69%
SARL Gyor 2002				Hungary		Full	100.00%	51.69%
SARL Immobiliare Magnolia				Italy		Full	100.00%	51.69%
SARL Kanizsa 2002				Hungary		Full	100.00%	51.69%
SARL Kaposvar 2002				Hungary		Full	100.00%	51.69%
SARL Miskolc 2002				Hungary		Full	100.00%	51.69%
SARL Novate				Italy		Full	100.00%	51.69%
SARL Nyiregyhaza Plaza				Hungary		Full	100.00%	51.69%
SARL Proreal	1			France		Full	51.00%	26.36%
SARL Szeged Plaza				Hungary		Full	100.00%	51.69%
SARL Szolnok Plaza				Hungary		Full	100.00%	51.69%
SARL Uj Alba				Hungary		Full	100.00%	51.69%
SARL Zalaegerszeg Plaza				Hungary		Full	100.00%	51.69%
SAS 5 Turin		5		France				
SAS CB Pierre				France		Full	100.00%	51.69%
SAS Cecobil				France		Prop.	50.00%	25.84%
SAS Cecoville				France		Full	100.00%	51.69%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)							
SAS Centre Jaude Clermont				France	Full	100.00%	51.69%
SAS Espace Cordeliers		3		France			
SAS Holding Gondomar 1				France	Full	100.00%	51.69%
SAS Holding Gondomar 2		1		France	Full	100.00%	51.69%
SAS Holding Gondomar 3				France	Full	100.00%	51.69%
SAS Holding Gondomar 4		1		France	Full	100.00%	51.69%
SAS Kle Projet 1	1			France	Full	100.00%	51.69%
SAS Kle Projet 2	2			France	Full	100.00%	51.69%
SAS Klecapnor	2			France	Full	100.00%	43.42%
SAS KLE 1				France	Full	100.00%	51.69%
SAS Klecar Participations Italie				France	Full	83.00%	42.90%
SAS Klemurs				France	Full	84.00%	43.42%
SAS Klépierre Finance				France	Full	100.00%	51.69%
SAS Klépierre Participations et Financements				France	Full	100.00%	51.69%
SAS Klépierre Pologne				Poland	Full	100.00%	51.69%
SAS Le Havre Capelet		5		France			
SAS Le Havre Tourneville		5		France			
SAS LP7				France	Full	100.00%	51.69%
SAS Odysseum Place de France				France	Prop.	50.00%	25.84%
SAS Opale		5		France			
SAS Poitiers Alienor			5	France			
SAS Soaval				France	Prop.	50.00%	25.84%
SAS Socoseine	4			France			
SAS Vannes Coutume		2		France	Full	100.00%	51.69%
SC Centre Bourse				France	Full	100.00%	51.69%
SC Solorec				France	Full	80.00%	41.35%
SCI Acheres 2000	1			France	Equity	30.00%	15.51%
SCI Aulnes Développement	1			France	Full	50.00%	13.44%
SCI Bassin Nord				France	Prop.	50.00%	25.84%
SCI Beausevran				France	Full	100.00%	42.90%
SCI Bègles Papin				France	Full	100.00%	51.69%
SCI Besançon Chalezeule		1		France	Full	100.00%	51.69%
SCI Champs de Mais	2			France	Equity	25.00%	12.92%
SCI Champs des Haies	2			France	Prop.	50.00%	25.84%
SCI Combault				France	Full	100.00%	51.69%
SCI Des Dunes	1			France	Prop.	50.00%	25.84%
SCI Des Salines	1			France	Prop.	50.00%	25.84%
SCI Du Plateau	1			France	Equity	30.00%	12.40%
SCI Edamarzy			1	France	Full	100.00%	51.69%
SCI Girardin	1			France	Prop.	33.00%	17.06%
SCI Haies Hautes Pommeraie	1			France	Equity	43.00%	22.22%
SCI Halles Plenn	1			France	Equity	25.00%	12.92%
SCI Immobilière de la Pommeraie	2			France	Prop.	50.00%	25.84%
SCI l'Emperi	1			France	Equity	15.00%	7.75%
SCI La Française	1			France	Prop	50.00%	25.84%
SCI La Plaine du Moulin à vent				France	Prop.	50.00%	25.84%
SCI La Rive	1			France	Full	47.00%	24.29%
SCI La Rocade	1			France	Equity	38.00%	19.64%
SCI La Rocade Ouest	1			France	Equity	37.00%	19.12%
SCI La Roche Invest		2	8	France	Full	100.00%	51.69%
SCI LC	2			France	Full	60.00%	17.06%
SCI Le Grand Pré	1			France	Prop.	50.00%	25.84%
SCI Le Mais	2			France	Full	55.00%	28.43%
SCI Les Bas Champs	1			France	Prop.	50.00%	25.84%
SCI Les Boutiques d'Osny	1			France	Full	67.00%	19.64%
SCI Les Roseaux	2	5		France			

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	Country		Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SCI Maximeuble	1			France		Full	100.00%	51.69%
SCI Osny Invest	1			France		Full	57.00%	29.46%
SCI Plateau de Plerin	1			France		Equity	25.00%	12.92%
SCI Plateau des Haies	1			France		Full	90.00%	46.52%
SCI Pommeraie Parc	2			France		Prop.	50.00%	25.84%
SCI Rebecca	1			France		Full	70.00%	36.18%
SCI Saint Maximin Construction	1			France		Prop	50.00%	25.84%
SCI Sandri-Rome	1			France		Equity	15.00%	7.75%
SCI Secovalde				France		Full	55.00%	28.43%
SCI Sogegamar	1			France		Equity	33.00%	17.06%
SCS Begles Arcins				France		Prop	50.00%	25.84%
SCS Klecar Europe Sud				France		Full	83.00%	42.90%
SCS Ségécé				France		Full	100.00%	51.69%
Ségécé Ceska Republika (ex SRO FMC Central Europe)				Czech Republic		Full	100.00%	51.69%
Ségécé Espana (ex SL Centros Shopping Gestion)				Spain		Full	100.00%	51.69%
Ségécé Hellas Réal Estate Management				Greece		Full	100.00%	51.69%
Ségécé Italia (ex SARL P S G)				Italy		Full	100.00%	51.69%
Ségécé Magyarorszag				Hungary		Full	100.00%	51.69%
Ségécé Polska				Poland		Full	100.00%	51.69%
SNC Angoumars				France		Full	100.00%	51.69%
SNC Fonciere Saint Germain				France		Full	100.00%	51.69%
SNC Galae				France		Full	100.00%	51.69%
SNC General Leclerc 11-11bis Levallois				France		Full	100.00%	51.69%
SNC Gier Services Entreprises - GSE	2	5		France				
SNC Jardins des Princes				France		Full	100.00%	51.69%
SNC KC 1 à 12				France		Full	100.00%	42.90%
SNC KC20				France		Full	100.00%	42.90%
SNC Kleber la Perouse				France		Full	100.00%	51.69%
SNC Klecar France				France		Full	83.00%	42.90%
SNC Klegestion			5	France				
SNC Klépierre Conseil				France		Full	100.00%	51.69%
SNC Kletransactions				France		Full	100.00%	51.69%
SNC Le Barjac Victor				France		Full	100.00%	51.69%
SNC Le Havre Lafayette				France		Prop.	50.00%	25.84%
SNC Le Havre Vauban				France		Prop.	50.00%	25.84%
SNC Parc de Coquerelles	1			France		Prop.	50.00%	25.84%
SNC Pasteur				France		Full	100.00%	51.69%
SNC Ségécé Loisirs Transactions			5	France				
SNC Soccendre				France		Full	100.00%	51.69%
SNC Société des Centres d'Oc et d'Oil - SCOO				France		Full	80.00%	41.35%
SNC Sodevac				France		Full	100.00%	51.69%
SNC Sodirev		1		France		Full	100.00%	39.28%
Sosnowiec Plaza z.o.o	2			Poland		Full	100.00%	51.69%
Société des Centres Toulousains		1		France		Full	76.00%	39.28%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

4.c BUSINESS COMBINATIONS

- Business combinations in the first half of 2008

- Acquisition of SREI Equipment Finance Private Limited (IRS)

In April 2008, BNP Paribas Lease Group, a subsidiary of BNP Paribas, acquired 50% of the capital of Indian infrastructure financing company SREI Equipment Finance Private Limited. At 31 March 2008, SREI Equipment Finance Private Limited had total assets of EUR 755 million under Indian GAAP. These essentially comprised:

- loans and receivables due from customers amounting to EUR 684 million;
- amounts due to credit institutions for EUR 591 million and debt securities for EUR 156 million.

SREI Equipment Finance Private Limited will be consolidated within the BNP Paribas Group's financial statements as soon as the action plans put in place allow the Group to produce the financial data required under international accounting standards on reporting obligations. This will be by 31 December 2008 at the latest.

- Business combinations in the first half of 2007

Acquired subsidiaries	Segment	Country	Acquired percentage	In millions of euros						
				Acquisition price	Goodwill	Net cash inflow	Balance sheet key figure at the acquisition date [1]			
							Assets		Liabilities	
Banque Privée Anjou										
	AMS and French Retail Banking	France	100%	183	68	(78)	Loans due from credit institutions	124	Amounts due to credit institutions	38
							and loans to customers	273	and customers demand accounts	277
RBS International Securities Services Limited										
	AMS	United Kingdom	100%	174	135	(174)	Loans due from credit institutions	2,580	Customers demand accounts	2,811
Exelbank										
	AMS	Spain	100%	65	39	(65)	Loans due from credit institutions	413	Customers demand accounts	391

[1] recognised at fair value

- Banque Privée Anjou

In May 2007, BNP Paribas SA acquired the entire capital of Dexia Banque Privée France, subsequently renamed Banque Privée Anjou. Banque Privée Anjou manages over EUR 2.2 billion in assets, mainly for individual clients and not-for-profit organisations.

This subsidiary has been consolidated since the acquisition date. The contribution of Banque Privée Anjou to the BNP Paribas Group's net income was not material in the first half of 2007.

As Banque Privée Anjou transferred all of its assets and liabilities to BNP Paribas SA on 28 December 2007, from that date it was no longer recognised as a consolidated subsidiary of BNP Paribas.

- RBS International Securities Services Limited

In June 2007, BNP Paribas acquired the entire capital of RBS International Securities Services Limited. RBS International Securities Services Limited offers global custody, fund administration and corporate trustee services to fund managers and private asset managers in the offshore markets of Jersey, Guernsey and the Isle of Man. It has over EUR 44 billion of assets in custody and EUR 9 billion in assets under administration. RBS International Security Services was consolidated in the second half of 2007.

- Exelbank

In June 2007, BNP Paribas Securities Services, a subsidiary of BNP Paribas, acquired the entire capital of Exelbank. This Spanish bank offers settlement-delivery, custody and depositary services and private banking outsourcing services. This subsidiary was consolidated in the second half of 2007.

Exelbank merged with the Spanish branch of BNP Paribas Securities Services on 23 October 2007, the retrospective value date with regard to its acquisition by the BNP Paribas Group.

4.d CONTINUATION OF THE SUBPRIME CRISIS WHICH BEGAN IN THE SECOND HALF OF 2007 INTO THE FIRST HALF OF 2008

The downturn observed in the real estate market in the United States during the second half of 2007 continued into the first half of 2008, leading to reluctance on the part of investors to purchase structured financial instruments based on securitisation transactions. Market prices and the inputs used to value these instruments were adversely impacted, and continued to deteriorate during the period.

The continuation and broadening of the subprime crisis in the United States also accentuated the fragile financial position of credit enhancement companies (monolines), which insure mortgage-backed securities, notably those with a subprime component. Certain monolines consequently had their credit ratings lowered by the ratings agencies; in turn, this increased the risk premium used as a valuation input for financial instruments issued by these companies, and as a result, impairments on said instruments.

For the BNP Paribas Group, the main impact of the subprime crisis in the first half of 2008 concerned the measurement of the counterparty risk on subprime protection purchased from US-based monolines.

- Exposure to counterparty risk on US-based monolines by category of underlying

Gross exposure to counterparty risk [3] In millions of euros, at	30 June 2008	31 December 2007
CDO's [1] of US RMBS [2] subprime	1,845	1,336
CDO's [1] of european RMBS [2]	32	13
CDO's [1] of CMBS [2]	335	122
CDO's [1] of corporate bonds	499	227
CLO's [1]	320	166
Non credit related	15	19
Total of gross exposure to counterparty risk	**3,046**	**1,883**

(1) CDOs and CLOs : Collateralised debt and loan obligations

(2) RMBS: Residential mortgage backed securities
CMBS: Commercial mortgage-backed securities.

(3) Gross exposure to counterparty risk is defined as the fair value of considered financial instruments.

- Fair value adjustments on credit protection instruments issued by US-based monolines and held by BNP Paribas Group

In millions of euros, at	30 June 2008	31 December 2007
Gross exposure to counterparty risk	**3,046**	**1,883**
Hedges	(599)	(757)
Residual unhedged exposure	**2,447**	**1,126**
Credit adjustments	(1,295)	(420)
Net exposure to counterparty risk	**1,152**	**706**

Fair value adjustments on these instruments in the first half of 2008 amounted to EUR 913 million, of which EUR 828 million was recorded in net banking income and EUR 85 million in cost of risk. These adjustments were partially offset by gains on hedging instruments in an amount of EUR 158 million in first-half 2008.

 BNP PARIBAS

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

13 November 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

SUPPL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2008 third quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure: Third quarter 2008 results press release,
Third quarter 2008 results slide show,
Acknowledgement of receipt



BNP PARIBAS | The bank for a changing world

RESULTS
AS AT 30 SEPTEMBER 2008

Paris, 5 November 2008

THIRD QUARTER 2008

NET PROFIT OF 901 MILLION EUROS (GROUP SHARE) AFTER A DIRECT IMPACT OF THE FINANCIAL CRISIS ESTIMATED AT 1.1BN EUROS*

	3Q08	3Q08/3Q07	3Q08/2Q08
REVENUES	€7,614mn	-1.0%	+1.3%
GROSS OPERATING INCOME	€2,979mn	-2.2%	+11.8%
O/W OPERATING DIVISIONS	*€3,049mn*	+9.4%	+8.6%
COST OF RISK	-€1,992mn	x4	x3
NET INCOME GROUP SHARE	€901mn	-55.6%	-40.1%

STRONG BUSINESS MOMENTUM, GROUP'S ATTRACTIVENESS ENHANCED

- SUBSTANTIAL INFLOWS IN DEPOSITS AND ASSETS UNDER MANAGEMENT
- SUSTAINED GROWTH IN COMMITMENTS TO THE ECONOMY; RISK-WEIGHTED ASSETS: +9.7%/01.01.08

ANNOUNCEMENT OF THE ACQUISITION OF FORTIS BELGIUM AND FORTIS LUXEMBOURG

- EXPANSION OF THE PAN-EUROPEAN FOOTPRINT
- CREATION OF THE EUROZONE'S NUMBER ONE FRANCHISE BY DEPOSIT BASE
- INCREASE IN CAPITAL WITHOUT DILUTION

FIRST 9 MONTHS OF 2008

- NET INCOME GROUP SHARE — €4,387mn (-35.6 %/9M07)
- ANNUALISED AFTER TAX ROE — 13,1% (22.6% IN 9M07)
- NET EARNINGS PER SHARE (9 MONTHS) — €4.7 (€7.4 IN 9M07)

* With a hypothetical 30% tax rate (1.6bn euros before tax).

The Board of Directors of BNP Paribas met on 4 November 2008. The meeting was chaired by Michel Pébereau and the Board examined the Group's results for the third quarter and the first nine months of 2008.

QUARTERLY PROFITS OF 901 MILLION EUROS DESPITE AN UNPRECEDENTED DEEPENING OF THE CRISIS SINCE SEPTEMBER

All of BNP Paribas' business units have increasing attractiveness, as proved by its growing customer base, the further growth in commitments towards the economy and the substantial inflows in deposits and assets under management. With the acquisition[1] of the businesses of Fortis Belgium and Fortis Luxembourg, BNP Paribas will expand its pan-European footprint, becoming the Eurozone's number one franchise by deposit base and increasing its capital base without dilution.

In the third quarter 2008, BNP Paribas made 901 million euros in net profits (group share) despite numerous critical situations in the financial services industry and unprecedented turbulence in the markets since early September. The direct impact of the financial crisis was significantly greater than in previous quarters. The impact on revenues was -507 million euros compared to -230 million euros in the third quarter a year earlier. Gains on own debt were limited to 123 million euros (compared to 154 million euros in the third quarter 2007). The impact on the cost of risk soared from 115 million euros in the third quarter 2007 to 1,194 million euros before tax this quarter, due in particular to the downgrading of monoline insurers to doubtful status and to the collapse of Lehman Brothers and of Icelandic banks.

Despite those deeper effects of the crisis, the Group generated in the third quarter revenues of 7,614 million euros, down only 1% compared to the same period a year earlier and up 1.3% compared to the second quarter 2008. This quarter, BNP Paribas Capital made no capital gains (-264 million euros compared to the third quarter 2007). However, thanks to the Group's enhanced attractiveness and the sales and marketing drive carried out by its teams, the revenues of the operating divisions were up 2.4%.

BNP Paribas did not use, in the third quarter 2008, the amendment to the IAS 39 accounting standard authorising the transfer of certain assets that have become illiquid from the trading book to other portfolios.

The Group's proactive approach to cost management, in particular in those business units most affected by the crisis, has led to a 0.2% fall in operating expenses to 4,635 million euros this quarter compared to the same period a year earlier and an even greater fall of 4.5% compared to the second quarter 2008. For only the operating divisions, operating expenses were down 1.9% compared to the third quarter 2007.

The Group's gross operating income, 2,979 million euros, was down 2.2% compared to the third quarter 2007 and up 11.8% compared to the second quarter 2008. The operating divisions' good sales and marketing drive, combined with their proactive cost management efforts, yielded a 9.4% growth in their gross operating income.

The cost of risk soared to 1,992 million euros before tax compared to 462 million euros for the same period a year earlier. This substantial rise is primarily a direct result of the financial crisis (1,194 million euros). Excluding this impact, the cost of risk was 798 million euros, up 451 million euros compared to the third quarter 2007, as a result of the downturn in the economy, notably:

[1] Subject to the approval of the appropriate authorities

- +172 million euros for CIB with a 133 million euros provision in the third quarter 2008 compared to a 39 million euro write-back for the same period a year earlier;
- +138 million euros for Personal Finance, primarily in consumer lending in Spain and in Eastern Europe;
- +69 million euros for BancWest.

More generally, the Group is benefiting from the relative good positioning of its loan portfolios in their respective markets thanks to the quality and diversity of the corporate client base, to the conservative mortgage origination policy in all markets as well as to moderate exposure to emerging markets.

Again this quarter, all divisions have made a positive contribution to the Group's pre-tax income, which totalled 1,143 million euros, compared to 2,727 million euros for the same period a year earlier.

For the first nine months of 2008, the Group's revenues totalled 22,526 million euros (-6.6%). The cost/income ratio, at 62.6%, was up 4.2 points compared to the first nine months of 2007. Net income group share was 4,387 million euros (-35.6%), bringing the annualised post-tax return on equity to 13.1%.

The annualised pre-tax return on allocated equity of the retail banking businesses is 29%, that of AMS 32% and that of CIB 12%.

Earnings per share for the first nine months was €4.7 (-36.8%).

ALL THE OPERATING DIVISIONS HAVE HELD UP WELL IN THE FACE OF THE DEEPENING CRISIS

FRENCH RETAIL BANKING (FRB)

Despite a deteriorating environment, French Retail Banking had a strong sales and marketing drive and gained market share. The growth in loan outstandings (10.5%) and deposit outstandings (9.2%) remained vigorous.

The number of individual cheque and deposit accounts keeps growing at a fast pace: +50,000 in the third quarter, bringing to 150,000 the number of net new account openings for the first nine months of the year. The pre-marketing campaign for Livret A savings accounts began on 1st October. Mortgage outstandings grew 7.7% compared to the third quarter 2007.

For the same period, corporate loan outstandings rose 15.1%. The business centres are still winning market share, in particular in deposits and cash collections (cards, cheques and direct debits). There was a good sales drive in interest rate and forex hedging products and numerous referrals to Private Banking, which demonstrates the effectiveness of the cross-selling strategy.

Revenues totalled 1,465 million euros, up 1.5%[2] compared to the third quarter 2007. The slowdown compared to previous quarters can be explained essentially by the sharp decline in financial fees (-17.9% compared to the third quarter 2007) in a very unfavourable context for

[2] Excluding the PEL/CEL effects, with 100% of French Private Banking.

financial savings. Banking fees rose 6.7%. Net interest income was up 4.8% thanks to good intermediation business in terms of deposits as well as loans.

Controlling operating expenses, which were stable[2] compared to the third quarter 2007, enabled the division to achieve more than a 1 point positive jaws effect, in line with the target set for 2008 as well as a 1.1 point improvement in the cost/income ratio, at 69%. The cost of risk[2] remained stable at a very low level (16 basis points of risk-weighted assets in the third quarter) thanks to the good quality of the corporate and individual customer portfolio.

After allocating one-third of French Private Banking's net income to the AMS division, FRB's pre-tax income was 385 million euros, up 5.5%[3] compared to the third quarter 2007.

For the first nine months of 2008, revenues[2] totalled 4,499 million euros, up 2.5% compared to the first nine months of 2007. The cost/income ratio[2], at 66%, improved 0.9 point during the period.

Pre-tax net income, after allocating one-third of French Private Banking's net income to the AMS division, came to 1,327 million euros, up 6.5%[3].

BNL BANCA COMMERCIALE (BNL BC)

The business plan is being implemented successfully and the drive to win back customers goes on. In the first nine months of 2008, the net rise in the number of individual cheque and deposit accounts was 36,800 compared to 6,100 for the whole of 2007 and -86,000 in 2006 at the time BNL was integrated in the BNP Paribas Group. Business with corporates is growing rapidly, not only by selling loans but also by cross-selling the Group's wide array of services, in particular dedicated to exporters.

Thanks to the revenue synergies achieved and the 15.3% rise in loan outstandings, revenues grew 6.3%[4] compared to the third quarter 2007 despite a less favourable economic environment.

Including the branch renovation programme (28% of which was completed by 30 September 2008), operating expenses edged up only 0.9%[4] thanks to cost synergies, generating more than a 5 point positive jaws effect, in line with the target set for 2008. This good operating performance is reflected in a further substantial 3.3 point improvement in the cost/income ratio as well as in a 15.8%[4] growth in gross operating income, to 278 million euros in the third quarter 2008.

The cost of risk, at 114 million euros, was moderately up 22 million euros compared to the third quarter 2007. It was 0.79% of risk-weighted assets compared to 0.74% for the same period a year earlier. In accordance with BNP Paribas Group's standards, past dues over 90 days are already classified as doubtful and provisioned.

After allocating one-third of Italian Private Banking's net income to the AMS division, BNL's pre-tax income was 164 million euros, up 12.3% compared to the third quarter 2007.

For the first nine months of 2008, revenues grew 6.4%[4] and operating expenses 1%[4], generating a 16.2%[4] increase in gross operating income compared to the same period a year earlier. The cost of risk was 264 million euros, at 63 basis points, stable compared to the same period a year earlier. Pre-tax income, after allocating one-third of Italian Private Banking's net income to the AMS division, came to 528 million euros, up 15.8%.

[3] Excluding the PEL/CEL effects.
[4] With 100% of Italian Private Banking

INTERNATIONAL RETAIL SERVICES (IRS)

The IRS division's revenues grew 8%, compared to the third quarter 2007, to 2,170 million euros. Operating expenses rose 10.8% to 1,249 million euros.

The continued downturn in the economy, especially in the United States and in Spain, again weighed in this quarter on the cost of risk at 533 million euros compared to 304 million euros for the same period in 2007.

Thus, the IRS division's pre-tax income was 451 million euros, down 32.5% compared to the third quarter 2007.

BANCWEST

BancWest's dynamic sales and marketing drive was again confirmed this quarter despite the continued downturn of the economy in the United States.

The third quarter's revenues, down 13.4% (-5.6% at a constant exchange rate), were impacted by a one-time loss of 87 million euros on the preferred shares of Freddie Mac and Fannie Mae owned by BancWest as part of its mortgage lending business. Adjusted for this one-time loss, revenues grew 13.4% at a constant exchange rate compared to the third quarter 2007 thanks to good growth in loan and deposit outstandings (respectively 13.2% and 7.7% at a constant exchange rate) and the fresh rise in net interest margin (up 17 basis points to 3.22%) thanks to the steepening of the yield curve and reduced competitive pressure.

Operating expenses, at 263 million euros, rose 10.2% at constant exchange rates.

The cost of risk, at 121 million euros, was up 48 million euros compared to the third quarter 2007. It includes an additional 26 million euro provision on the investment portfolio. Excluding this additional provision, it amounts to 103 basis points. The overall exposure of this portfolio to subprime securities, Alt-As, CMBSs and related CDOs was reduced to less than 200 million euros.

Pre-tax income totalled 50 million euros compared to 171 million euros in the third quarter 2007.

EMERGING RETAIL BANKING

Retail banking in emerging markets again enjoyed excellent commercial performance as reflected in the substantial growth in customer base (+25% compared to the third quarter 2007, bringing the number of customers to 4.5 million) and the robust growth in deposits (+27.7%).

Revenues, which totalled 495 million euros, were up 42.2% compared to the third quarter 2007. They came from a wide variety of regions which have all contributed to this performance: +47% in the Mediterranean region (excluding TEB), +29% in Turkey (TEB) and +87% in Ukraine.

Operating expenses jumped 32% driven by higher inflation in these countries, but most of all, by continued robust organic growth: 40 branches were opened during the quarter, primarily in Turkey, Morocco and Egypt.

This very good operating performance has enabled the emerging markets to obtain a cost/income ratio that improved 4.5 points for the period, at 58.4%.

The cost of risk, at 43 million euros, remains at a low level in an environment still spared by the financial crisis in the third quarter.

Operating income soared by 52.3%, to 163 million euros and pre-tax income increased only 21.6% to 208 million euros given a more limited impact this quarter of non operating items.

PERSONAL FINANCE

The business unit's consolidated outstandings are located mostly in Western Europe (94%), with 53% in France, 13% in Italy, 14% in the other countries of Western Europe and 14% in Spain. Eastern Europe accounts for only a 3% share and exposure in the United Kingdom is negligible. The development of the business unit remained robust with outstandings up 15.3% compared to the third quarter 2007. This growth, combined with an upturn of margins on new loans, enabled the business unit to post revenues up 11.6%.

Within the framework of agreements between Personal Finance and Laser to optimise their European operations, Personal Finance Belgium took over Fidexis, Laser's Belgian subsidiary.

Operating expenses, at 518 million euros, contained by cost reduction programmes, grew 9.1% and gross operating income was up 14.8% due to the 2.5 point positive jaws effect.

The cost of risk, which totalled 330 million euros, or 236 basis points, was up by 138 million euros compared to the third quarter 2007. Beyond the effect of the growth in outstandings, this deteriorating situation is due to a worsening of delinquency rates as a result of the economy, especially in Spain and in Central Europe (where the cost of risk is up 50 million euros and 14 million euros respectively), as well as, to a lesser extent, a 9 million euro scope effect due to the integration of Jet Finance in Bulgaria.

Pre-tax income, at 137 million euros, was down 37.2% compared to the third quarter 2007.

EQUIPMENT SOLUTIONS

The Equipment Solutions business unit continues to show a good business drive, in particular by increasing its equipment leasing business and expanding its financed vehicles fleet 9.8%.

The business unit's revenues, which totalled 274 million euros, were again impacted by the fall in used car prices. Operating expenses grew 3.5%, at 179 million euros. The cost of risk was 39 million euros compared to 17 million in the third quarter 2007.

Pre-tax income came to 56 million euros compared to 108 million euros for the same period a year earlier.

For the first nine months of 2008, the IRS division's revenues grew 8.6% to 6,431 million euros compared to the first nine months of 2007. Operating expenses rose 8.8% and the cost/income ratio is stable at 57.1%. Gross operating income was up 8.3%. The cost of risk totalled 1,387 million euros, up 641 million compared to the same period a year earlier, of which 127 million euros were directly related to the financial crisis at BancWest. Pre-tax income was 1,591 million, down 18%.

ASSET MANAGEMENT AND SERVICES (AMS)

In a difficult market environment, the AMS division confirmed its commercial drive and its attractiveness.

Net asset inflows this quarter, which were positive across all the business units, totalled 7.4 billion euros. Private Banking had 3.3 billion euros in asset inflows, with 1.0 billion euros in Asia and 2.3 billion euros in Europe. Asset Management reached 3.5 billion euros in asset inflows, primarily thanks to substantial money market asset inflows as investors sought security. This excellent level of asset inflow partly offsets falling equity market values and helped maintain assets under management at 542 billion euros as at 30 September 2008, down slightly (0.7%) compared to 30 June 2008.

In the first nine months of the year, net asset inflows totalled 11.6 billion euros, reflecting the Group's strong attractiveness and the sound reputation of the AMS business units.

Impacted by the falling value of assets under management (-8%/30.09.08) and by the declining number of transactions by individual investors as well as by asset inflows concentrated on short-term products offering lower returns, revenues totalled 1,205 million euros, down 9.5% compared to the third quarter 2007. The 2.1% fall in operating expenses reflects the rapid adjustment by all the business units to revenue trends. This quarter, the division posted an exceptionally high 206 million euro cost of risk, of which 169 million euros are related to the exposure on Lehman Brothers of the Securities Services' financing business and 35 million euros due to Cardiff Pinnacle's deposits in UK subsidiaries of Icelandic banks. Pre-tax income was 134 million euros compared to 466 million for the same period a year earlier.

For the first nine months of 2008, the division's revenues edged down only 2%, at 3,864 million euros, compared to the same period a year earlier. The cost/income ratio, at 66.4%, was up 3.8 points. Pre-tax income was down 26.8% at 1,100 million euros.

CORPORATE AND INVESTMENT BANKING (CIB)

Despite an unprecedented deepening of the financial crisis since September, the division posted good operating performance this quarter.

In the third quarter 2008, CIB's revenues totalled 2,058 million euros, up 4.6% compared to the third quarter 2007 and 11.1% compared to the second quarter 2008.

This quarter was marked by sustained customer business in markets experiencing unprecedented turbulence since early September. Revenues were driven by brisk sales due to the Group's greater attractiveness but they were again impacted by the financial crisis with mark-downs totalling 289 million euros compared to 230 million euros in the third quarter 2007. No accounting reclassification was implemented following the amendment to the IAS 39.

The Equities and Advisory business totalled 492 million euros, down 14% compared to the third quarter 2007. They were affected by the record-breaking volatility in the equity markets in September.

The Fixed Income business unit's revenues were 876 million euros. They are stable compared to the third quarter 2007. The business unit posted good performances in its interest rate and forex businesses. Nevertheless, it continued to feel the negative impact of the basis risk on credit.

Revenues from the financing businesses came to 690 million euros, up 32% compared to the third quarter 2007. The market context enabled the business unit to take advantage of improving conditions, while allocated equity, up 5.2% compared to the same period in 2007, was kept under control, reflecting the continuation of a cautious and selective risk policy.

The flexibility of the division's operating expenses, down 16.5% compared to the third quarter 2007, was again confirmed. This flexibility is primarily due to the method used to calculate bonuses in the capital market businesses, based on pre-tax income, as well as the stabilisation of the headcount over the past several months.

Gross operating income was 1,069 million euros, up 36.5% compared to the third quarter 2007.

The cost of risk, up sharply, came to 1,032 million euros compared to 29 million euros in the third quarter 2007. It is amplified by 899 million euros as a result of one-off events: 462 million euros in connection with monoline insurers downgraded to doubtful status, 343 million euros relating to the replacement cost of Lehman Brothers deals, which was higher than anticipated on 17 September due to market conditions and 83 million euros due to the collapse of Icelandic banks. Excluding these effects, the cost of risk was 24 basis points.

CIB's pre-tax income remains positive despite unprecedented stress conditions in the markets, at 38 million euros compared to 760 million euros in the third quarter 2007. The financing businesses contributed 273 million euros to this performance.

For the first nine months of 2008, CIB's revenues totalled 5,221 million euros, compared to 6,797 million euros for the same period a year earlier. Operating expenses were down 16.3% at 3,197 million euros. The cost of risk was up sharply at 1,172 million euros. Pre-tax income was 879 million euros compared to 3,149 million euros in the first nine months of 2007.

Since the beginning of the crisis, BNP Paribas' CIB division has posted positive pre-tax income each quarter. Even though the extremely volatile markets in October exceptionally resulted in monthly revenues that were slightly negative, a diversified business mix, greater attractiveness as well as leading positions in businesses less affected by the crisis give the division's revenues good resilience compared to its competitors.

EXPANSION OF BNP PARIBAS' INTEGRATED MODEL IN EUROPE WITH THE ACQUISITION OF FORTIS BELGIUM AND FORTIS LUXEMBOURG

This acquisition[1], fully consistent with BNP Paribas' strategy, will help to bolster the Group's retail banking businesses with the creation of the largest deposit base in Europe. It will substantially expand AMS' European footprint as well as CIB's positioning with corporate and institutional clients in Belgium and Luxembourg.

This acquisition was carried out in compliance with the Group's strict acquisition criteria. It is expected to be accretive in the first year and to generate 500 million euros per year in synergies starting in 2011. The execution risk is limited. BNP Paribas will implement the tie-up using its standard practice: showing respect for staff, recognising their professionalism and maintaining the decision-making process regarding customers as close as possible to them. Fortis' most risky structured credit portfolio will be transferred to an SPV in which the Group will only have a 10% stake.

The operational tie-up between BNP Paribas and the Fortis business units acquired will start in December 2008[1] after the deal is approved by the Group's Board of Directors. This approval will

authorise, as announced, the acquisition of a 54% stake in Fortis Bank Belgium paid for with BNP Paribas shares (88 million shares) and a 100% stake in Fortis Insurance Belgium which will be paid for in cash.

A Combined General Meeting will take place to finalise capital operations i.e. the purchasing of an additional 21% stake in Fortis Bank Belgium and 16% in Fortis Bank Luxembourg paid for with BNP Paribas shares (45 million shares).

FINANCIAL SOUNDNESS ALLOWING TO CARRY ON THE BUSINESS DEVELOPMENT STRATEGY

Thanks to the Group's superior operating performances, the Tier 1 capital grew 9.6% since the beginning of the year and reached 40 billion euros. This solid capital base will be further strengthened in the coming months, without dilution, by:

- the tie-up with Fortis thanks to a 9 billion euro capital increase subscribed by the Belgian and Luxembourg Governments and the generation of 6 billion euros in minority interests;
- BNP Paribas' 2.55 billion euro contribution to the French Government's stimulus plan by issuing non innovative hybrids. In this connection, BNP Paribas has pledged to grow its financing of the French economy by 4% in 2009.

During the first nine months of 2008, the Group saw sustained growth in its risk-weighted assets (9.7%) benefiting the real economy. This organic growth drive is reflected in the retail banking business units (9.5%[5]), showing that the domestic markets are not significantly affected by the credit crunch and in CIB (8.6%[5]) given the reintermediation trend and the Group's enhanced attractiveness. BNP Paribas is thereby able to support its customers in the framework of the French Government's economic stimulus plan.

Tier 1 capital and risk-weighted assets grew at the same pace and hence the Group's Tier 1 ratio was stable at 7.6% as at 30 September 2007. Combined with BNP Paribas' risk profile, this ratio ensures the sector's best credit quality as testified by the market (the spread of BNP Paribas' CDSs is the sector's lowest) as well as by the regulator[6].

At the end of the year, the lowering of the 90% of Basel 1 risk-weighted assets floor applicable in 2008, is expected to push the ratio up 0.3 points (as measured on 30 September). Lastly, the acquisition of Fortis Belgium and Fortis Luxembourg is also expected to add a further 0.35 points.

The amount of the dividend that will be paid out for 2008 will be proposed by the Board of Directors during its deliberations on 18 February 2008. As at 30 September 2008, the Group's prudential ratios are calculated based on the assumption of a 40% dividend pay-out ratio, similar to the one of 2007.

---

[5] 9M08/9M07, based on allocated equity under Basel 2 9M08/9M07.

[6] "*The Banque de France would like to stress that all of the banking groups concerned currently have entirely satisfactory levels of own funds. These levels are consistent with or exceed those required of each credit institution by France's Commission bancaire depending on the nature of its activities and its risk profile.*" Banque de France, 21 October 2008.

***

Commenting on the results, BNP Paribas' Chief Executive Officer Baudouin Prot, stated:

"The deepening of the financial crisis weighed heavily on the profitability of the financial services industry during the third quarter. Thanks to BNP Paribas' commercial drive and greater attractiveness across all its business units, the Group posted profits in each division. Continued sustained organic growth and the acquisition of Fortis Belgian and Luxembourg businesses substantially strengthen the Group's position in Europe.

The Group's ability to withstand the crisis, the attractiveness of its franchises and its sound financial standing enable it, in an environment that will remain difficult going forward, to grow its business units in order to continue servicing the real economy."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**7,614**	**7,690**	**-1.0%**	**7,517**	**+1.3%**	**22,526**	**24,117**	**-6.6%**
Operating Expenses and Dep.	-4,635	-4,643	-0.2%	-4,852	-4.5%	-14,092	-14,077	+0.1%
Gross Operating Income	**2,979**	**3,047**	**-2.2%**	**2,665**	**+11.8%**	**8,434**	**10,040**	**-16.0%**
Provisions	-1,992	-462	n.s.	-662	n.s.	-3,200	-980	n.s.
Operating Income	**987**	**2,585**	**-61.8%**	**2,003**	**-50.7%**	**5,234**	**9,060**	**-42.2%**
Associated Companies	120	68	+76.5%	63	+90.5%	268	285	-6.0%
Other Non Operating Items	36	74	-51.4%	9	n.s.	390	134	n.s.
Non Operating Items	**156**	**142**	**+9.9%**	**72**	**+116.7%**	**658**	**419**	**+57.0%**
Pre-Tax Income	**1,143**	**2,727**	**-58.1%**	**2,075**	**-44.9%**	**5,892**	**9,479**	**-37.8%**
Tax Expense	-101	-589	-82.9%	-446	-77.4%	-1,117	-2,317	-51.8%
Minority Interests	-141	-111	+27.0%	-124	+13.7%	-388	-346	+12.1%
Net Income, Group Share	**901**	**2,027**	**-55.6%**	**1,505**	**-40.1%**	**4,387**	**6,816**	**-35.6%**
Cost/Income	**60.9%**	**60.4%**	**+0.5 pt**	**64.5%**	**-3.6 pt**	**62.6%**	**58.4%**	**+4.2 pt**

BNP Paribas' financial disclosures for the third quarter 2008 are contained in this press release and in the presentation attached herewith.

All legally required disclosures, including the registration document, are available online at http://invest.bnpparibas.com in the "Results" section and are made public by BNP Paribas pursuant to the requirements under Article L.451-1-2 of the French Monetary and Financial Code and Articles 222-1 et seq. of the Autorité des Marchés Financiers's general rules.



3Q08 – RESULTS BY CORE BUSINESSES

2007 RESULTS OF OPERATING DIVISIONS WITH Basel II normative equity as released on 2 April 2008

In millions of euros	FRB	BNL bc	IRS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**1,415**	**705**	**2,170**	**1,205**	**2,058**	**7,553**	**61**	**7,614**
%Change/3Q07	+0.6%	+6.5%	+8.0%	-9.5%	+4.6%	+2.4%	-80.5%	-1.0%
%Change/2Q08	-2.7%	+4.1%	+0.8%	-13.7%	+11.1%	+0.3%	n.s.	+1.3%
Operating Expenses and Dep.	-984	-427	-1,249	-855	-989	-4,504	-131	-4,635
%Change/3Q07	+0.3%	+0.7%	+10.8%	-2.1%	-16.5%	-1.9%	n.s.	-0.2%
%Change/2Q08	+3.0%	+0.5%	+2.2%	-1.4%	-21.3%	-4.7%	+3.1%	-4.5%
Gross Operating Income	**431**	**278**	**921**	**350**	**1,069**	**3,049**	**-70**	**2,979**
%Change/3Q07	+1.4%	+16.8%	+4.3%	-23.6%	+36.5%	+9.4%	n.s.	-2.2%
%Change/2Q08	-13.6%	+10.3%	-1.1%	-33.8%	+79.4%	+8.6%	-50.7%	+11.8%
Provisions	-40	-114	-533	-206	-1,032	-1,925	-67	-1,992
%Change/3Q07	+11.1%	+23.9%	+75.3%	n.s.	n.s.	n.s.	n.s.	n.s.
%Change/2Q08	+8.1%	+72.7%	+13.2%	n.s.	n.s.	n.s.	n.s.	n.s.
Operating Income	**391**	**164**	**388**	**144**	**37**	**1,124**	**-137**	**987**
%Change/3Q07	+0.5%	+12.3%	-33.0%	-68.5%	-95.1%	-51.7%	n.s.	-61.8%
%Change/2Q08	-15.4%	-11.8%	-15.7%	-72.6%	-92.7%	-47.6%	-2.1%	-50.7%
Associated Companies	-1	0	23	-8	0	14	106	120
Other Non Operating Items	0	0	40	-2	1	39	-3	36
Pre-Tax Income	**390**	**164**	**451**	**134**	**38**	**1,177**	**-34**	**1,143**
%Change/3Q07	+0.3%	+12.3%	-32.5%	-71.2%	-95.0%	-51.5%	n.s.	-58.1%
%Change/2Q08	-15.8%	-12.3%	-6.2%	-75.0%	-92.7%	-46.3%	-70.4%	-44.9%

In millions of euros	FRB	BNL bc	IRS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**1,415**	**705**	**2,170**	**1,205**	**2,058**	**7,553**	**61**	**7,614**
3Q07	1,406	662	2,010	1,331	1,968	7,377	313	7,690
2Q08	1,454	677	2,153	1,396	1,852	7,532	-15	7,517
Operating Expenses and Dep.	-984	-427	-1,249	-855	-989	-4,504	-131	-4,635
3Q07	-981	-424	-1,127	-873	-1,185	-4,590	-53	-4,643
2Q08	-955	-425	-1,222	-867	-1,256	-4,725	-127	-4,852
Gross Operating Income	**431**	**278**	**921**	**350**	**1,069**	**3,049**	**-70**	**2,979**
3Q07	425	238	883	458	783	2,787	260	3,047
2Q08	499	252	931	529	596	2,807	-142	2,665
Provisions	-40	-114	-533	-206	-1,032	-1,925	-67	-1,992
3Q07	-36	-92	-304	-1	-29	-462	0	-462
2Q08	-37	-66	-471	-4	-86	-664	2	-662
Operating Income	**391**	**164**	**388**	**144**	**37**	**1,124**	**-137**	**987**
3Q07	389	146	579	457	754	2,325	260	2,585
2Q08	462	186	460	525	510	2,143	-140	2,003
Associated Companies	-1	0	23	-8	0	14	106	120
3Q07	0	0	20	5	0	25	43	68
2Q08	1	1	21	11	0	34	29	63
Other Non Operating Items	0	0	40	-2	1	39	-3	36
3Q07	0	0	69	4	6	79	-5	74
2Q08	0	0	0	0	13	13	-4	9
Pre-Tax Income	**390**	**164**	**451**	**134**	**38**	**1,177**	**-34**	**1,143**
3Q07	389	146	668	466	760	2,429	298	2,727
2Q08	463	187	481	536	523	2,190	-115	2,075
Tax Expense								-101
Minority Interests								-141
Net Income, Group Share								**901**

9M08 – RESULTS BY CORE BUSINESSES

In millions of euros	FRB	BNL bc	IRS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**4,325**	**2,056**	**6,431**	**3,864**	**5,221**	**21,897**	**629**	**22,526**
%Change/9M 07	+1.4%	+6.4%	+8.6%	-2.0%	-23.2%	-4.2%	-50.0%	-6.6%
Operating Expenses and Dep.	-2,884	-1,265	-3,673	-2,567	-3,197	-13,586	-506	-14,092
%Change/9M 07	+1.2%	+1.0%	+8.8%	+4.1%	-16.3%	-1.3%	+63.2%	+0.1%
Gross Operating Income	1,441	**791**	**2,758**	**1,297**	**2,024**	**8,311**	**123**	**8,434**
%Change/9M 07	+1.8%	+16.3%	+8.3%	-12.0%	-32.0%	-8.6%	-87.0%	-16.0%
Provisions	-106	-264	-1,387	-206	-1,172	-3,135	-65	-3,200
%Change/9M 07	+7.1%	+18.4%	+65.9%	n.s.	n.s.	+218.3%	n.s.	n.s.
Operating Income	**1,335**	**527**	**1,371**	**1,091**	**852**	**5,176**	**58**	**5,234**
%Change/9M 07	+1.4%	+15.3%	-23.8%	-25.8%	-72.2%	-36.2%	-93.9%	-42.2%
Associated Companies	0	1	65	11	1	78	190	268
Other Non Operating Items	0	0	155	-2	26	179	211	390
Pre-Tax Income	**1,335**	**528**	**1,591**	**1,100**	**879**	**5,433**	**459**	**5,892**
%Change/9M 07	+1.4%	+15.8%	-18.0%	-26.8%	-72.1%	-35.1%	-58.8%	-37.8%
Tax Expense								-1,117
Minority Interests								-388
Net Income, Group Share								**4,387**
Annualised ROE after Tax								13.1%



QUARTERLY SERIES

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
GROUP							
Revenues	8,213	8,214	7,690	6,920	7,395	7,517	7,614
Operating Expenses and Dep.	-4,586	-4,848	-4,643	-4,687	-4,605	-4,852	-4,635
Gross Operating Income	3,627	3,366	3,047	2,233	2,790	2,665	2,979
Provisions	-260	-258	-462	-745	-546	-662	-1,992
Operating Income	3,367	3,108	2,585	1,488	2,244	2,003	987
Associated Companies	127	90	68	73	85	63	120
Other Non Operating Items	1	59	74	18	345	9	36
Pre-Tax Income	3,495	3,257	2,727	1,579	2,674	2,075	1,143
Tax Expense	-854	-874	-589	-430	-570	-446	-101
Minority Interests	-134	-101	-111	-143	-123	-124	-141
Net Income, Group Share	2,507	2,282	2,027	1,006	1,981	1,505	901

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
FRENCH RETAIL BANKING (including 100% of Private Banking in France)							
Revenues	1,503	1,490	1,467	1,434	1,521	1,516	1,470
Incl. Net Interest Income	*805*	*810*	*812*	*779*	*827*	*819*	*831*
Incl. Commissions	*698*	*680*	*655*	*655*	*694*	*697*	*639*
Operating Expenses and Dep.	-954	-973	-1,011	-1,012	-975	-985	-1,011
Gross Operating Income	549	517	456	422	546	531	459
Provisions	-31	-32	-36	-59	-29	-37	-40
Operating Income	518	485	420	363	517	494	419
Non Operating Items	0	1	-1	0	0	1	-1
Pre-Tax Income	518	486	419	363	517	495	418
Income Attributable to AMS	-41	-35	-30	-32	-35	-32	-28
Pre-Tax Income of French Retail Bkg	477	451	389	331	482	463	390
FRENCH RETAIL BANKING (including 100% of Private Banking in France) Excluding PEL/CEL Effects							
Revenues	1,476	1,470	1,443	1,425	1,520	1,514	1,465
Incl. Net Interest Income	*778*	*790*	*788*	*770*	*826*	*817*	*826*
Incl. Commissions	*698*	*680*	*655*	*655*	*694*	*697*	*639*
Operating Expenses and Dep.	-954	-973	-1,011	-1,012	-975	-985	-1,011
Gross Operating Income	522	497	432	413	545	529	454
Provisions	-31	-32	-36	-59	-29	-37	-40
Operating Income	491	465	396	354	516	492	414
Non Operating Items	0	1	-1	0	0	1	-1
Pre-Tax Income	491	466	395	354	516	493	413
Income Attributable to AMS	-41	-35	-30	-32	-35	-32	-28
Pre-Tax Income of French Retail Bkg	450	431	365	322	481	461	385
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)							
Revenues	1,436	1,425	1,406	1,373	1,456	1,454	1,415
Operating Expenses and Dep.	-927	-943	-981	-983	-945	-955	-984
Gross Operating Income	509	482	425	390	511	499	431
Provisions	-32	-31	-36	-59	-29	-37	-40
Operating Income	477	451	389	331	482	462	391
Non Operating Items	0	0	0	0	0	1	-1
Pre-Tax Income	477	451	389	331	482	463	390

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
BNL banca commerciale (Including 100% of Private Banking in Italy)							
Revenues	**640**	**643**	**668**	**690**	**680**	**685**	**710**
Operating Expenses and Dep.	-412	-426	-428	-478	-417	-430	-432
Gross Operating Income	**228**	**217**	**240**	**212**	**263**	**255**	**278**
Provisions	-81	-50	-92	-95	-84	-66	-114
Operating Income	**147**	**167**	**148**	**117**	**179**	**189**	**164**
Non Operating Items	0	-1	0	0	0	1	0
Pre-Tax Income	**147**	**166**	**148**	**117**	**179**	**190**	**164**
Income Attributable to AMS	-2	-1	-2	-1	-2	-3	0
Pre-Tax Income of BNL bc	**145**	**165**	**146**	**116**	**177**	**187**	**164**
BNL banca commerciale (Including 2/3 of Private Banking in Italy)							
Revenues	**633**	**638**	**662**	**683**	**674**	**677**	**705**
Operating Expenses and Dep.	-407	-422	-424	-472	-413	-425	-427
Gross Operating Income	**226**	**216**	**238**	**211**	**261**	**252**	**278**
Provisions	-81	-50	-92	-95	-84	-66	-114
Operating Income	**145**	**166**	**146**	**116**	**177**	**186**	**164**
Non Operating Items	0	-1	0	0	0	1	0
Pre-Tax Income	**145**	**165**	**146**	**116**	**177**	**187**	**164**
INTERNATIONAL RETAIL SERVICES							
Revenues	**1,918**	**1,993**	**2,010**	**2,022**	**2,108**	**2,153**	**2,170**
Operating Expenses and Dep.	-1,098	-1,150	-1,127	-1,250	-1,202	-1,222	-1,249
Gross Operating Income	**820**	**843**	**883**	**772**	**906**	**931**	**921**
Provisions	-202	-240	-304	-482	-383	-471	-533
Operating Income	**618**	**603**	**579**	**290**	**523**	**460**	**388**
Associated Companies	19	23	20	21	21	21	23
Other Non Operating Items	1	8	69	16	115	0	40
Pre-Tax Income	**638**	**634**	**668**	**327**	**659**	**481**	**451**
BANCWEST							
Revenues	**510**	**491**	**500**	**490**	**509**	**485**	**433**
Operating Expenses and Dep.	-268	-261	-260	-263	-261	-247	-263
Gross Operating Income	**242**	**230**	**240**	**227**	**248**	**238**	**170**
Provisions	-23	-22	-73	-217	-101	-123	-121
Operating Income	**219**	**208**	**167**	**10**	**147**	**115**	**49**
Non Operating Items	0	6	4	5	4	0	1
Pre-Tax Income	**219**	**214**	**171**	**15**	**151**	**115**	**50**
PERSONAL FINANCE							
Revenues	**813**	**857**	**867**	**874**	**912**	**944**	**968**
Operating Expenses and Dep.	-454	-492	-475	-528	-503	-517	-518
Gross Operating Income	**359**	**365**	**392**	**346**	**409**	**427**	**450**
Provisions	-155	-183	-192	-200	-230	-274	-330
Operating Income	**204**	**182**	**200**	**146**	**179**	**153**	**120**
Associated Companies	15	25	17	19	21	17	18
Other Non Operating Items	0	0	1	-1	0	0	-1
Pre-Tax Income	**219**	**207**	**218**	**164**	**200**	**170**	**137**

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
EMERGING RETAIL BANKING							
Revenues	**311**	**346**	**348**	**366**	**403**	**440**	**495**
Operating Expenses and Dep.	-205	-221	-219	-252	-262	-276	-289
Gross Operating Income	**106**	**125**	**129**	**114**	**141**	**164**	**206**
Provisions	-11	-16	-22	-32	-36	-22	-43
Operating Income	**95**	**109**	**107**	**82**	**105**	**142**	**163**
Associated Companies	5	1	6	4	3	5	5
Other Non Operating Items	0	1	58	11	111	0	40
Pre-Tax Income	**100**	**111**	**171**	**97**	**219**	**147**	**208**
EQUIPMENT SOLUTIONS							
Revenues	**284**	**299**	**295**	**292**	**284**	**284**	**274**
Operating Expenses and Dep.	-171	-176	-173	-207	-176	-182	-179
Gross Operating Income	**113**	**123**	**122**	**85**	**108**	**102**	**95**
Provisions	-13	-19	-17	-33	-16	-52	-39
Operating Income	**100**	**104**	**105**	**52**	**92**	**50**	**56**
Associated Companies	-1	-3	-3	-2	-3	-1	0
Other Non Operating Items	1	1	6	1	0	0	0
Pre-Tax Income	**100**	**102**	**108**	**51**	**89**	**49**	**56**
ASSET MANAGEMENT AND SERVICES							
Revenues	**1,253**	**1,357**	**1,331**	**1,323**	**1,263**	**1,396**	**1,205**
Operating Expenses and Dep.	-780	-814	-873	-902	-845	-867	-855
Gross Operating Income	**473**	**543**	**458**	**421**	**418**	**529**	**350**
Provisions	-2	0	-1	-4	4	-4	-206
Operating Income	**471**	**543**	**457**	**417**	**422**	**525**	**144**
Associated Companies	7	11	5	-6	8	11	-8
Other Non Operating Items	0	5	4	1	0	0	-2
Pre-Tax Income	**478**	**559**	**466**	**412**	**430**	**536**	**134**
WEALTH AND ASSET MANAGEMENT							
Revenues	**643**	**704**	**694**	**678**	**600**	**662**	**568**
Operating Expenses and Dep.	-429	-442	-469	-488	-440	-448	-431
Gross Operating Income	**214**	**262**	**225**	**190**	**160**	**214**	**137**
Provisions	-1	0	-1	-2	2	0	-10
Operating Income	**213**	**262**	**224**	**188**	**162**	**214**	**127**
Associated Companies	5	0	-2	-2	0	3	1
Other Non Operating Items	0	5	1	0	0	0	0
Pre-Tax Income	**218**	**267**	**223**	**186**	**162**	**217**	**128**
INSURANCE							
Revenues	**353**	**355**	**358**	**370**	**353**	**392**	**368**
Operating Expenses and Dep.	-159	-161	-168	-176	-173	-181	-182
Gross Operating Income	**194**	**194**	**190**	**194**	**180**	**211**	**186**
Provisions	-1	0	0	-2	2	-4	-41
Operating Income	**193**	**194**	**190**	**192**	**182**	**207**	**145**
Associated Companies	2	11	7	-5	8	8	-10
Other Non Operating Items	0	0	3	1	0	0	-2
Pre-Tax Income	**195**	**205**	**200**	**188**	**190**	**215**	**133**

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
SECURITIES SERVICES							
Revenues	**257**	**298**	**279**	**275**	**310**	**342**	**269**
Operating Expenses and Dep.	-192	-211	-236	-238	-232	-238	-242
Gross Operating Income	**65**	**87**	**43**	**37**	**78**	**104**	**27**
Provisions	0	0	0	0	0	0	-155
Operating Income	**65**	**87**	**43**	**37**	**78**	**104**	**-128**
Non Operating Items	0	0	0	1	0	0	1
Pre-Tax Income	**65**	**87**	**43**	**38**	**78**	**104**	**-127**
CORPORATE AND INVESTMENT BANKING							
Revenues	**2,377**	**2,452**	**1,968**	**1,374**	**1,311**	**1,852**	**2,058**
Operating Expenses and Dep.	-1,271	-1,365	-1,185	-964	-952	-1,256	-989
Gross Operating Income	**1,106**	**1,087**	**783**	**410**	**359**	**596**	**1,069**
Provisions	56	59	-29	-114	-54	-86	-1,032
Operating Income	**1,162**	**1,146**	**754**	**296**	**305**	**510**	**37**
Associated Companies	6	3	0	-1	1	0	0
Other Non Operating Items	4	68	6	11	12	13	1
Pre-Tax Income	**1,172**	**1,217**	**760**	**306**	**318**	**523**	**38**
ADVISORY AND CAPITAL MARKETS							
Revenues	**1,664**	**1,750**	**1,445**	**708**	**708**	**1,139**	**1,368**
Incl. Equity and Advisory	*815*	*825*	*572*	*560*	*316*	*750*	*492*
Incl. Fixed Income	*849*	*926*	*873*	*148*	*392*	*389*	*876*
Operating Expenses and Dep.	-981	-1,064	-893	-650	-662	-955	-695
Gross Operating Income	**683**	**686**	**552**	**58**	**46**	**184**	**673**
Provisions	0	0	-12	-53	-94	-43	-909
Operating Income	**683**	**686**	**540**	**5**	**-48**	**141**	**-236**
Associated Companies	6	3	0	-1	1	0	0
Other Non Operating Items	4	19	6	9	12	12	1
Pre-Tax Income	**693**	**708**	**546**	**13**	**-35**	**153**	**-235**
FINANCING BUSINESSES							
Revenues	**713**	**702**	**523**	**666**	**603**	**713**	**690**
Operating Expenses and Dep.	-290	-301	-292	-314	-290	-301	-294
Gross Operating Income	**423**	**401**	**231**	**352**	**313**	**412**	**396**
Provisions	56	59	-17	-61	40	-43	-123
Operating Income	**479**	**460**	**214**	**291**	**353**	**369**	**273**
Non Operating Items	0	49	0	2	0	1	0
Pre-Tax Income	**479**	**509**	**214**	**293**	**353**	**370**	**273**
CORPORATE CENTRE (INCLUDING BNP PARIBAS CAPITAL AND KLEPIERRE)							
Revenues	**596**	**349**	**313**	**145**	**583**	**-15**	**61**
incl. BNP Paribas Capital	*413*	*199*	*267*	*104*	*135*	*44*	*3*
Operating Expenses and Dep.	-103	-154	-53	-116	-248	-127	-131
incl. BNL restructuring costs	*-23*	*-61*	*50*	*-37*	*-146*	*-20*	*-19*
Gross Operating Income	**493**	**195**	**260**	**29**	**335**	**-142**	**-70**
Provisions	1	4	0	9	0	2	-67
Operating Income	**494**	**199**	**260**	**38**	**335**	**-140**	**-137**
Associated Companies	95	53	43	59	55	29	106
Other Non Operating Items	-4	-21	-5	-10	218	-4	-3
Pre-Tax Income	**585**	**231**	**298**	**87**	**608**	**-115**	**-34**

CONTENTS

This press release contains forward-looking statements about BNP Paribas, Fortis Bank NV/SA and certain of their affiliates and the proposed tie-up that had been announced. Forward-looking statements include financial projections and estimates and their underlying assumptions and perspectives regarding plans, objectives and outcomes expected with respect to future events, operations, products and services, and assumptions regarding future performance and synergies. Many factors, a number of which are beyond BNP Paribas' control, could cause actual outcomes to differ significantly from expected outcomes. Among these factors are the securing of required regulatory authorisations, the approval of BNP Paribas shareholders, the development of the businesses of BNP Paribas or Fortis Bank NV/SA and their subsidiaries, banking and financial services and insurance industry trends, future capital expenditures and acquisitions, changes in the global economy or in BNP Paribas' and Fortis Bank NV/SA's key local markets, the competitiveness of the market and regulatory factors. The occurrence of these events is uncertain and their outcomes may differ from current expectations which may in turn significantly affect expected outcomes. Actual outcomes may differ materially from those expected or implied in forecasts. BNP Paribas undertakes no obligation to publicly revise or update any forecasts.
The information contained in this press release, to the extent it relates to parties other than BNP Paribas or comes from external sources, has not been independently verified and no expressed or implied representations or warranties are made or given in relation thereto, and no certainty is given that information or opinions contained herein are true, correct, accurate or complete. Neither BNP Paribas nor its agents or representatives may be held any liability for any negligence or for any other reason in connection with any losses arising from any use of this press release or its contents or otherwise arising from this presentation or any other materials or information to which it may make reference.



BNP PARIBAS

RESULTS AS AT 30 JUNE 2008

6 August 2008



BNP PARIBAS

BNP Paribas

Results as at 30 June 2008

6 August 2008



Disclaimer

This presentation includes forward-looking statements based on current beliefs and expectations about future events. Forward-looking statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance and synergies. Forward-looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, developments of BNP Paribas and its subsidiaries, banking industry trends, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward-looking statements. Any forward-looking statement contained in this presentation speaks as of the date of this presentation: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements in light of new information or future events.

The information contained in this presentation as it relates to parties other than BNP Paribas or derived from external sources has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this presentation or its contents or otherwise arising in connection with this presentation or any other information or material discussed


%

Share of the quarterly businesses' revenues as a % of the total operating revenues*

2007 results of operating divisions with Basel II normative equity as released on 2 April 2008

* For FRB and BNL bc, revenues including 2/3 of Private Banking

BNP PARIBAS



Group Summary


BNP PARIBAS

Key Figures 2Q08

	2Q08	2Q08/2Q07	*Operating divisions 2Q08/2Q07*
• Revenues	€7.5bn	-8.5%	*-4.2%*
• Operating expenses	-€4.9bn	+0.1%	*+0.7%*
• Gross operating income	€2.7bn	-20.8%	*-11.5%*
• Cost of risk	-€0.7bn	x2.6	*x 2.5*
• Operating income	+€2.0bn	-35.6%	*-26.3%*
• **Net income group share**	**€1,505mn**	**-34.0%**	

1.5 billion euros in profits in the second quarter without any significant capital gains

BNP PARIBAS

Good Revenue Momentum



Revenues
in €mn
+3.0%
1,470
1,520
1,514
+6.5%
643
680
685
+8.0%
1,993
2,108
2,153
+2.9%
1,357
1,263
1,396
-24.5%
2,452
1,311
1,852
2Q08
1Q08
2Q07
% 2Q08/2Q07
FRB*
BNL bc**
IRS
AMS
CIB
Retail banking
57%
18%
25%

Good performance across all operating divisions: +10.6%/1Q08

*Including 100% of French Private Banking and excluding PEL/CEL effects **Including 100% of Italian Private Banking



BNP PARIBAS

Good Cost Control


Operating expenses **
7.0%
11.4%
10.3%
4.9%
-2.8%
0.7%
0%
Q/Q-4 Var
1Q07 * 2Q07 3Q07 4Q07 1Q08 2Q08


Cost/income ratio **
58.9%
59.7%
62.2%
67.5%
64.0%
62.7%
Q/Q-4 Var
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Gradual restoring of the cost/income ratio

*BNL Pro forma in 1Q06 ** Operating divisions

Cost of Risk

Cost of risk trend


in €mn
258
462
745
546
662
+€404mn
2Q07
3Q07
4Q07
1Q08
2Q08

Breakdown of the rise in cost of risk
by business unit (2Q08/2Q07)


FRB
BNL bc
CIB
145
101
BancWest
91
Emerging Retail Banking
AMS
Equipment Solutions
Personal Finance

- €404mn rise in 2Q08 compared to the very low level in 2Q07
- €116mn rise in 2Q08 compared to 1Q08
- Increase principally due to BancWest, Personal Finance and CIB

Cost of risk up moderately compared to 1Q08


BNP PARIBAS

Cost of risk
Trend by Business Unit

- FRB: very low level
- BNL bc: stable
- BancWest: limited level given the US environment
- Personal Finance: increase due to the economic environment (Spain in particular)
- CIB: limited net provisions



Cost of risk
Net provisions/Basel I risk-weighted assets (in bp)
FRB
26
32
39
25
18
17
15
14
2002 2003 2004 2005 2006 2007
1H07 1H08
BNL bc
2006* 2007
1H07 1H08
BancWest
38
30
16
15
57 **
31
24
55 **
67
2002 2003 2004 2005 2006 2007
1H07 1H08
Personal Finance
2002 2003 2004 2005 2006*** 2007
1H07 1H08
CIB
62
62
7
-9
-17
2
14
2002 2003 2004 2005 2006 2007
1H07 1H08

* Full year proforma ** Exceptional provision on a portfolio basis and impairment charges on the investment portfolio
*** Excluding exceptional write-backs

A robust model in the face of the crisis


Pre-tax income
In €mn
FRB*
431
481
461
+7.0%
BNL bc**
165
177
187
+13.3%
IRS
634
659
481
-24.1%
AMS
559
430
536
-4.1%
CIB
1,217
318
523
-57.0%
2Q08
1Q08
2Q07
% 2Q08/2Q07

Pre-tax income of operating divisions: +6.0%/1Q08

**Including 2/3 of French Private Banking, excluding PEL/CEL effects **Including 2/3 of Italian Private Banking*

 BNP PARIBAS

Key Figures 1H08

	1H08	1H08/1H07	*Operating divisions* 1H08/1H07
Revenues	€14.9bn	-9.2%	*-7.4%*
Operating expenses	-€9.5bn	+0.2%	*-1.0%*
Gross operating income	€5.5bn	-22.0%	*-16.5%*
Cost of risk	-€1.2bn	x2.3	*x2.3*
Operating income	+€4.2bn	-34.4%	*-29.9%*
Net income group share	**€3,486mn**	**-27.2%**	

Close to 3.5 billion euros in profits in the first half of the year
Half yearly net earnings per share: €3.8

Summary by Division



BNP PARIBAS

French Retail Banking



- Revenues*: +3.0%/2Q07
  - Net interest income: +3.4%
  - Financial fees: -3.3% in an unfavourable equity market environment
  - Banking fees: +6.2% thanks to substantial cash management volumes and the attractiveness of death and disability insurance products
- Operating expenses* under control: +1.2%/2Q07
- Very low cost of risk*: -€37mn vs. -€32mn in 2Q07
  - Corporate customers: very sound portfolio
  - Individual customers: mortgages essentially fixed-rate and well secured
- Pre-tax income**: €461mn (+7.0%/2Q07)



19%
Revenues*
+3.0%
%Q/Q-4 Var
in €mn
790
788
770
826
817
+3.4%
244
251
262
-3.3%
2Q07
3Q07
4Q07
1Q08
2Q08
Net Interest Income
Financial fees
Banking fees

Good performance in a difficult environment

*Including 100% French Private Banking, excluding PEL/CEL effects ; ** Including 2/3 of French Private Banking, excluding PEL/CEL effects

Business Trends

- Continued high-pace growth in loan and deposit outstandings


Growth in average loan and deposit outstandings
8.6%
11.0%
11.6%
12.7%
12.1%
6.6%
7.3%
11.2%
10.9%
11.2%
Loans
Deposits
(Q/Q-4)
2Q07
3Q07
4Q07
1Q08
2Q08

- Individual Customers
  - 40,000 net opening of cheque and deposit accounts by individual customers in 2Q08 (+100,000 in 1H08)
  - Mortgage outstandings: +7.5%/2Q07
  - Continued to grow the Private Banking franchise

- Corporate Customers
  - Accelerated pace of cross-selling with CIB (+19%/1H07) thanks in particular to interest rate and forex hedging products and acquisition finance
  - Gained market share in cash management (cards, cheques and direct debits)
  - Sharp growth in deposits outpacing loans

Strong sales marketing drive


BNP PARIBAS

BNL banca commerciale

- Revenues*: +6.5%/2Q07
  - Accelerated pace of new customer acquisition
  - Sustained growth in outstanding loans (+15.8%/2Q07)
  - Implementation of synergies and growth dynamic in a less favourable environment
- Operating expenses*: +0.9%/2Q07
  - Synergies effect
  - 142 branches (20%) renovated in 1H08 and 54 new branch openings in 2008 confirmed
  - Further improvement of the cost/income ratio (62.8% vs. 66.3% in 2Q07)
- Gross operating income*: +17.5%/2Q07
- Cost of risk*: +€16mn/very low 2Q07
  - Reminder: past dues over 90 days are already classified as doubtfuls and provisioned (BNP Paribas Group standards)
- Pre-tax income**: €187mn +13.3%/2Q07



Increase in the number of individual cheque and deposit accounts
-21,800
-7,000
-33,200
+2,000
+400
+900
+2,800
+9,300
+16,500
0
2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08



9%



Cost of risk*
in €mn
81
50
92
95
84
66
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Sales and marketing momentum confirmed

Strong Sales and Marketing Drive

- Since 30 June 2007
  - 1.4mn new customers in Emerging Retail Banking
  - 198 branches opened, including 34 in 2Q08 primarily in Turkey, Russia and North Africa
- Sharp growth in outstanding loans* in all business lines/2Q07
  - Emerging Retail Banking: +40.9%
  - BancWest: +11.9%
  - Equipment Solutions: +6.1%**
  - Personal Finance: +14.1%**
- Growth in deposits* in Branch Banking/2Q07
  - BancWest: +6,2%
  - Emerging Retail Banking: +31,2%



29%
Outstanding Loans
(at constant scope and exchange rates)
In €bn
16
30
27
65
22
33
29
74
+40.9%
11.9%
14.1%
Emerging Retail Banking
BancWest
Equipment Solutions**
Personal Finance**
2Q07
2Q08

Sustained growth across all business units

* at constant scope and exchange rates ** consolidated outstandings



BNP PARIBAS

International Retail Services
Major Revenue and Gross Operating Income Growth

- Revenues: €2,153mn, up 8%/2Q07
  - *+11.6% at constant scope and exchange rates*
- BancWest: *13.7% revenue growth/2Q07 at constant exchange rates*
  - Confirmed success of organic growth initiatives and enhanced competitive position
  - Net interest margin: 3.19% vs. 3.11% in 2Q07 and 3.07% in 1Q08
- Emerging Retail Banking: 27.2% revenue growth/2Q07
  - Continued vigorous growth, notably in Turkey, Ukraine and North Africa
- Personal Finance: 10.2% revenue growth/2Q07
  - Sustained revenue growth notably in emerging markets
  - Margin pressure
- Operating expenses: 6.3%/2Q07
  - *+10.7% at constant scope and exchange rates*
  - Improved cost/income ratio: 56.8% (-0.9pt/2Q07)



BancWest Revenues
(at constant exchange rate)
+13.7%
+8.6%
+2.9%
+1.4%
0 %
-4.3%
Var Q/Q-4
2Q07 3Q07 4Q07 1Q08* 2Q08*

*excluding exceptional proceeds in 1Q08 and with Basel II normative equity



Personal Finance Revenues
11.5%
12.5%
11.5%
12.2%
10.2%
Var Q/Q-4
2Q07 3Q07 4Q07 1Q08* 2Q08*

*with Basel II normative equity

Strong Gross Operating Income growth: +10.4%/2Q07 (+12.8% at constant scope and exchange rates)

Cost of Risk

- BancWest: €123mn (+101mn/2Q07), sharp rise in cost of risk but limited in the US environment thanks to the quality of the portfolio
  - **Non Performing Loans /Loans**: 115bp in 2Q08 vs. 50bp in 2Q07, higher level but lower than that of the peer group
  - **Subprime Loans:** €0.2bn as of 30.06.08
  - Low 30-day+ delinquency rates: **First Mortgage Loans** 115pb, **Home Equity Loans** 72bp and **Consumer loans** 114bp as at 30 June 2008
  - **Investment portfolio**: €0.2bn net exposure to subprime, Alt-A, CMBS and related CDOs securities
- Personal Finance: €274mn (+€91mn/2Q07)
  - Deteriorating risk, especially in Spain (+€37mn)
  - Effect of growth in outstandings
- Equipment Solutions: €52mn (+€33mn/2Q07)
  - Exceptional provisions on a few transactions



IRS Cost of risk
In €mn
240
304
482
383
471
123
BancWest
274
Personal Finance
Equipment Solutions
2Q07
3Q07
4Q07
1Q08
2Q08
BancWest Cost of risk
Impairment charge on the investment portfolio
Loan portfolio provisions
In €mn
22
73
217
131
86
101
35
66
123
44
79
2Q07
3Q07
4Q07
1Q08
2Q08

€481mn in pre-tax income: -24.1%/2Q07


BNP PARIBAS

Asset Management & Services Results


18%

- Revenues: €1,396mn, or +2.9%/2Q07
  - Securities Services: +14.8%
    Transactions +20%/2Q07; many new mandates
  - Insurance: +10.4%
    Increase in the financial margin on assets
    Gross asset outflow in life insurance in France in line with the market* (-8%)
  - Wealth & Asset Management: -6.0%, driven by drop in markets and lower order flow from individual customers
- Operating expenses: +6.5%/2Q07
  - Slow down across all the business units
  - Slight increase for Wealth & Asset Management: +1.4%/2Q07
- Pre-tax income: €536mn (-4.1%/2Q07)
  - +24.7%/1Q08


Revenues
+2.9%
in €mn
1,357
1,331
1,323
1,263
1,396
2Q07
3Q07
4Q07
1Q08
2Q08

Revenues at historic high in a difficult market environment

*Source FFSA

Assets Under Management

- Net asset outflows: -€1.6bn in 2Q08, or +€4.2bn in 1H08
  - Private Banking: +€2.9bn, of which +€1.1bn in Asia
  - Asset Management: -€6.1bn due in particular to a general reallocation of household savings in Italy and net asset outflows from monetary funds as a result of seasonal corporate client cash requirements (-€3.2bn)
- Assets under management: €546bn as at 30.06.08, stable compared to 31.03.08
  - Acquisition of IMS, a UK-based multi-manager



Net asset inflows in 2Q08
in €bn
Private Banking
+2.9
Insurance
+0.9
Personal Investors
+0.5
Real Estate Services
+0.2
-6.1
Asset Management
-1.6
TOTAL



Assets under management
in €bn
548
31.03.08
Net asset inflows
-2
-6
Performance effect
Foreign exchange and other effects
+6
546
30.06.08


BNP PARIBAS

Corporate and Investment Banking Results

- Revenues: €1,852mn, -24.5%/2Q07 record
  - Of which a -€457mn net impact from monolines
  - No other significant fair value adjustments
  - + 41.3%/1Q08
  - Continued strength in client driven business
- Operating expense flexibility: -8.0%/2Q07
  - Continued targeted expansion of key franchises
  - Cost/income ratio brought down to 67.8% vs. 72.6% in 1Q08
- Cost of risk: €86mn in provisions
  - Compared to a €59mn write-back in 2Q07
- Pre-tax income: €523mn
  - Of which €153mn from Advisory and Capital Markets


25%


Revenues and Client Revenues
Revenues
Client revenues
in €bn
2.4
2.5
2.0
1.4
1.3
1.9
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08


Pre-tax income
in €bn
1.2
1.2
0.8
0.3
0.3
0.5
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08

Revenues and Pre-tax income rebound despite a significant impact from monoline risk

Monoline Insurers

- Gross counterparty exposure slightly up at €3.05bn vs. €2.90bn as at 31.03.08
  - Deterioration of mortgage related CDOs (+€0.30bn)
  - Improvement of corporate related CDO/CLOs (-€0.15bn)
- Sharp rise in the monolines' CDS spreads in 2Q08
- Impact on revenues: -€457mn in 2Q08
  - A further -€645mn in credit adjustments
  - Partly offset by €188mn in gains on hedging instruments
- Impact on cost of risk: -€85mn in 2Q08
  - On monoline insurers classified as doubtful
- Net exposure as at 30.06.08: €1.15bn vs. €1.54bn as at 31.03.08 (-25%)
  - Negligible net exposure to the most downgraded monoline insurers

Significant reduction in net counterparty exposure



BNP PARIBAS

Corporate and Investment Banking
Revenues

- Equities and Advisory: very good performance in a less erratic market
  - Client driven revenues up vs. 2Q07 in all regions
  - Acquisition of Bank of America's Prime Brokerage (consolidation expected in 4Q08)
- Fixed Income: very good operating performance
  - Record quarter in interest rate, forex and commodities businesses thanks to strong client driven business
  - Limited impact of the € yield curve sudden move in June
- Financing Businesses: record net interest income
  - Strong revenue growth for energy, commodities, project and corporate acquisitions finance
  - Adapting terms (maturity, covenants, etc.)


Revenues
in €mn
2,452
825
702
1,311
316
603
1,852
750
713
2Q07
1Q08
2Q08
Equity & Advisory
Fixed Income
Financing Businesses

Strong rebound in revenues

A Robust Model Since the Crisis Began


12M CIB Pre-tax Income
in €bn, excluding own debt gains*
From July 07 to June 08
From June 07 to May 08
GS 7.9
BNPP 1.9
JPM -0.9
DB -1.8
LB -2.7
MS -2.7
CS -3.7
BoA -5.7
SG -6.3
ML 25.2
Citi 25.5

- A favourable business mix and geographic breakdown
  - Limited portion of businesses directly affected by the crisis
  - 1/3 of revenues in Asia and in emerging markets
- Strengthened client franchises
- Stringent risk policy
- Fully motivated teams

Short listed as best global investment bank along with GS and JPM by EUROMONEY 2008 Awards for excellence

An enhanced competitive position for BNP Paribas' CIB

*Company Source

BNP PARIBAS

Conclusion

Liquidity

- Limited impact of the crisis on the loan/deposit ratio
- €34bn in medium- and long-term funds raised in 1H08
  - On terms substantially better than those of main competitors
  - Compared to €29bn raised in 1H07
- Expanded the investor base and reinforced the security of funding
  - Strong attractiveness of the Group's signature
  - Increased the level of funding raised from institutional & corporate customers across all geographic regions
  - Raised the liquidity reserve that can potentially be mobilised from central banks


Loan/Deposit Ratio
132%
133%
128%
132%
31.12.06
30.06.07
31.12.07
30.06.08


MLT funds raised in 1H08
Subordinated debt
Covered Bonds
11%
Senior debt
86%

A major competitive advantage



BNP PARIBAS

Growth in Risk-Weighted Assets as a Result of the Business Development

- Sustained growth of risk-weighted assets
  - In line with the 10% a year forecast
  - Volume growth across all the business units
  - Slight increase in the level of drawing on confirmed facilities
- Tier 1 ratio: 7.6%
  - Tier 1 capital up 5.6%/01.01.2008
- Revisions proposed by the Basel Committee to the market risk framework: limited impact for BNP Paribas
  - Market risk = 4% of group risk-weighted assets
  - Increase in 2009 of capital charges for "re-securitisation" instruments
  - Integration in 2010/2011 of "incremental risk": main impact on proprietary trading positions



Risk weighted assets
Floor impact
Basel II before floor
in €bn
+5.8%
480
457
507
486
01.01.08
30.06.08
Tier 1 ratio
7.2%
7.3%
7.6%
7.6%
30.06.07
31.12.07
31.03.08
30.06.08
Basel I
Basel II

A capital generation enabling to finance a sustained organic growth

Adequate Capitalisation

- A 7.6% Tier 1 ratio which, given BNP Paribas' risk profile, ensures the sector's best credit quality, as confirmed by:

Ratings agencies

- AA+ rating reaffirmed on 01.07.08 STANDARD &POOR'S
  "*Strong and highly diversified business profile; sound financial position, characterized by contained risk, satisfactory profitability,* ***adequate capitalization, and high financial flexibility****; ...* "

- AA rating reaffirmed on 03.07.08 FitchRatings
  "*... high income diversification, respectable and stable profitability, strong risk management,* ***sound and good-quality capital ratios****...*"

The market


5-year senior CDS spreads
200
150
100
50
Spreads (bp)
January February Mars April May June June
RBoS
UBS
Crédit Suisse
Crédit Agricole
Santander
SocGen
Deutsche Bank
Unicredito
Rabobank
BNP Paribas

- One of the lowest CDS spreads

No pressure to raise capital


BNP PARIBAS

Conclusion

Very good performances of all the operating divisions in a crisis environment

A capital generation and liquidity position enabling the Group to self-finance its organic growth

BNP Paribas well placed to continue to improve its competitive position

BNP PARIBAS



Detailed Results



BNP PARIBAS

2Q08: BNP Paribas Group

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**7,517**	**8,214**	**-8.5%**	**7,395**	**+1.6%**	**14,912**	**16,427**	**-9.2%**
Operating Expenses and Dep.	-4,852	-4,848	+0.1%	-4,605	+5.4%	-9,457	-9,434	+0.2%
Gross Operating Income	**2,665**	**3,366**	**-20.8%**	**2,790**	**-4.5%**	**5,455**	**6,993**	**-22.0%**
Provisions	-662	-258	+156.6%	-546	+21.2%	-1,208	-518	+133.2%
Operating Income	**2,003**	**3,108**	**-35.6%**	**2,244**	**-10.7%**	**4,247**	**6,475**	**-34.4%**
Associated Companies	63	90	-30.0%	85	-25.9%	148	217	-31.8%
Other Non Operating Items	9	59	-84.7%	345	-97.4%	354	60	n.s.
Non Operating Items	**72**	**149**	**-51.7%**	**430**	**-83.3%**	**502**	**277**	**+81.2%**
Pre-Tax Income	**2,075**	**3,257**	**-36.3%**	**2,674**	**-22.4%**	**4,749**	**6,752**	**-29.7%**
Tax Expense	-446	-874	-49.0%	-570	-21.8%	-1,016	-1,728	-41.2%
Minority Interests	-124	-101	+22.8%	-123	+0.8%	-247	-235	+5.1%
Net Income, Group Share	**1,505**	**2,282**	**-34.0%**	**1,981**	**-24.0%**	**3,486**	**4,789**	**-27.2%**
Cost/Income	**64.5%**	**59.0%**	**+5.5 pt**	**62.3%**	**+2.2 pt**	**63.4%**	**57.4%**	**+6.0 pt**

- Operating divisions
  - Revenues: -4.2%/2Q07, +10.6%/1Q08
  - Operating expenses: +0.7%/2Q07, +8.4%/1Q08
  - Cost/income ratio: 62.7%, +3pt/2Q07, -1.3pt/1Q08
  - Net Income, Group Share: -27.6%/2Q07, +6.0%/1Q08

Number of Shares, Net Earnings and Assets per Share

Number of shares

In millions	30-Jun-08	30-Jun-07
Number of Shares (end of period)	906.4	932.9
Number of Shares excluding Treasury Shares (end of period)	894.8	898.0
Average number of Shares outstanding excluding Treasury Shares	895.3	901.3

Net Earnings Per Share

In euros	1H08	1H07
Earnings Per Share (EPS)	3.77	5.22

Net assets per share

In euros	30-Jun-08	30-Jun-07
Book value per share (a)	**48.1**	**50.9**
of which net assets non reevaluated per share (a)	*48.9*	*45.9*

(a) Excluding undated participating subordinated notes



A Solid Financial Structure

Equity

In billions of euros	30-Jun-08	31-Dec-07	30-Jun-07
Shareholders' equity Group share, not re-evaluated (a)	42.4	40.7	39.4
Valuation Reserve	-0.7	3.3	4.5
incl. BNP Paribas Capital	*1.6*	*1.7*	*2.1*
Total Capital ratio	11.0%	10.0%	10.2%
Tier One Ratio	7.6% (b)	7.3% (c)	7.2% (c)

(a) Excluding undated participating subordinated notes and after estimated distribution

(b) On estimated Basel II risk weighted assets of €507.0bn as at 30.06.08

(c) On Basel I risk weighted assets of €540.4bn as at 31.12.07 and €513.6bn as at 30.06.07

Coverage ratio

In billions of euros	30-Jun-08	30-Jun-07
Doubtful loans and commitments (1)	15.0	13.7
Allowance for loan losses	13.0	12.7
Coverage ratio	87%	93%

(1) Gross doubtful loans, balance sheet and off-balance sheet

Ratings

S&P	**AA+**	Stable Outlook	**Reaffirmed on 1 July 2008**
Moody's	**Aa1**	Stable Outlook	Reaffirmed on 6 March 2008
Fitch	**AA**	Stable Outlook	**Reaffirmed on 3 July 2008**

Risk-Weighted Assets Basel II by Type of Risk

Risk-Weighted Assets Basel II: €486bn* as at 30.06.08


Operational
€38bn
Market / change
€22bn
Equity holdings
€22bn
Counterparty
€25bn
78%
Credit
€379bn

* Before floor at 90% of Basel 1 RWA



BNP PARIBAS

Breakdown of Commitments by Industry



Agriculture, Food, Tobacco 3%
Insurance 1%
Automotive 1%
Household goods 1%
Chemicals excluding Pharmaceuticals 1%
Construction 2%
Others 0%
Retail 2%
Energy excluding Electricity 4%
Equipment excluding IT & Electronics 3%
Finance 14%
Hotel, Tourism, Leisure 1%
Real Estate 4%
Information Technologies & Electronics 1%
Media & Culture Services 1%
Metal & Mining 4%
Wholesale & Trading 7%
Private Individuals 35%
Healthcare & Pharmaceuticals 1%
B to B services 4%
Community and personal services 0%
Communication Services 1%
Sovereign and local government 2%
Transportation & Logistics 3%
Utilities (Electricity, Gas, Water, etc) 3%

Gross loans + off balance sheet commitments, unweighted = €812bn as at 30.06.2008

BNP PARIBAS

Breakdown of Commitments by Region


Africa & Middle East 5%
North America (excluding BancWest) 11%
BancWest 5%
Latin America 3%
Asia-Pacific (excluding Japan) 4%
Japan 1%
France 34%
Italy 14%
Europe (excluding France and Italy) 23%

Gross loans + off balance sheet commitments, unweighted = €812bn as at 30.06.2008


BNP PARIBAS

French Retail Banking Excluding PEL/CEL Effects

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**1,514**	**1,470**	**+3.0%**	**1,520**	**-0.4%**	**3,034**	**2,946**	**+3.0%**
Incl. Net Interest Income	*817*	*790*	*+3.4%*	*826*	*-1.1%*	*1,643*	*1,568*	*+4.8%*
Incl. Commissions	*697*	*680*	*+2.5%*	*694*	*+0.4%*	*1,391*	*1,378*	*+0.9%*
Operating Expenses and Dep.	-985	-973	+1.2%	-975	+1.0%	-1,960	-1,927	+1.7%
Gross Operating Income	**529**	**497**	**+6.4%**	**545**	**-2.9%**	**1,074**	**1,019**	**+5.4%**
Provisions	-37	-32	+15.6%	-29	+27.6%	-66	-63	+4.8%
Operating Income	**492**	**465**	**+5.8%**	**516**	**-4.7%**	**1,008**	**956**	**+5.4%**
Non Operating Items	1	1	+0.0%	0	n.s.	1	1	+0.0%
Pre-Tax Income	**493**	**466**	**+5.8%**	**516**	**-4.5%**	**1,009**	**957**	**+5.4%**
Income Attributable to AMS	-32	-35	-8.6%	-35	-8.6%	-67	-76	-11.8%
Pre-Tax Income of French Retail Bkg	**461**	**431**	**+7.0%**	**481**	**-4.2%**	**942**	**881**	**+6.9%**
Cost/Income	65.1%	66.2%	-1.1 pt	64.1%	+1.0 pt	64.6%	65.4%	-0.8 pt
Allocated Equity (€bn)						3.9	3.8	+4.4%

Including 100% of French Private Banking for Revenue to Pre-Tax Income line items

Volumes

Average volumes (in billions of euros)	Outstandings 2Q08	%Change 1 year 2Q08/2Q07	%Change 1 quarter 2Q08/1Q08	Outstandings 1H08	%Change 1 year 1H08/1H07
LOANS	**115.5**	**+12.1%**	**+3.1%**	**113.8**	**+11.5%**
Individual Customers	59.4	+6.7%	+1.4%	59.0	+7.4%
Incl. Mortgages	51.6	+7.5%	+1.5%	51.2	+8.2%
Incl. Consumer Lending	7.8	+1.9%	+0.4%	7.8	+2.5%
Corporates	53.1	+19.9%	+5.3%	51.7	+17.7%
DEPOSITS AND SAVINGS	**94.9**	**+11.2%**	**+0.6%**	**94.6**	**+12.0%**
Cheque and Current Accounts	37.8	+5.1%	+0.1%	37.7	+6.2%
Savings Accounts	36.3	-2.1%	+0.3%	36.2	-2.6%
Market Rate Deposits	20.9	+69.2%	+1.9%	20.7	+75.2%

In billions of euros	30-Jun-08	%Change 30.06.08 /30.06.07	%Change 30.06.08 /31.03.08
FUNDS UNDER MANAGEMENT			
Life Insurance	58.2	+3.1%	+1.2%
Mutual Funds (2)	68.1	-16.8%	-6.7%

(2) Does not include Luxemburg registered funds (PARVEST). Source: Europerformance


BNP PARIBAS

French Retail Banking Including PEL/CEL Effects

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	1,516	1,490	+1.7%	1,521	-0.3%	3,037	2,993	+1.5%
Incl. Net Interest Income	*819*	*810*	*+1.1%*	*827*	*-1.0%*	*1,646*	*1,615*	*+1.9%*
Incl. Commissions	*697*	*680*	*+2.5%*	*694*	*+0.4%*	*1,391*	*1,378*	*+0.9%*
Operating Expenses and Dep.	-985	-973	+1.2%	-975	+1.0%	-1,960	-1,927	+1.7%
Gross Operating Income	531	517	+2.7%	546	-2.7%	1,077	1,066	+1.0%
Provisions	-37	-32	+15.6%	-29	+27.6%	-66	-63	+4.8%
Operating Income	494	485	+1.9%	517	-4.4%	1,011	1,003	+0.8%
Non Operating Items	1	1	+0.0%	0	n.s.	1	1	+0.0%
Pre-Tax Income	495	486	+1.9%	517	-4.3%	1,012	1,004	+0.8%
Income Attributable to AMS	-32	-35	-8.6%	-35	-8.6%	-67	-76	-11.8%
Pre-Tax Income of French Retail Bkg	463	451	+2.7%	482	-3.9%	945	928	+1.8%

Including 100% of French Private Banking for Revenue to Pre-Tax Income line items

- Net interest income not representative of FRB's commercial business
  - Because of the impact of the changes in the PEL/CEL provision
- PEL/CEL effects: €2mn in 2Q08 compared to €20mn in 2Q07

BNL banca commerciale

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	685	643	+6.5%	680	+0.7%	1,365	1,283	+6.4%
Operating Expenses and Dep.	-430	-426	+0.9%	-417	+3.1%	-847	-838	+1.1%
Gross Operating Income	255	217	+17.5%	263	-3.0%	518	445	+16.4%
Provisions	-66	-50	+32.0%	-84	-21.4%	-150	-131	+14.5%
Operating Income	189	167	+13.2%	179	+5.6%	368	314	+17.2%
Non Operating Items	1	-1	n.s.	0	n.s.	1	-1	n.s.
Pre-Tax Income	190	166	+14.5%	179	+6.1%	369	313	+17.9%
Income Attributable to AMS	-3	-1	+200.0%	-2	+50.0%	-5	-3	+66.7%
Pre-Tax Income of BNL bc	187	165	+13.3%	177	+5.6%	364	310	+17.4%
Cost/Income	62.8%	66.3%	-3.5 pt	61.3%	+1.5 pt	62.1%	65.3%	-3.2 pt
Allocated Equity (€bn)						3.5	3.1	+12.5%

Including 100% of Italian Private Banking for Revenue to Pre-Tax Income line items

- Revenues*: +6.5%/2Q07
  - Synergies effect: €19mn in 2Q08
  - Net interest income: sharp rise in loan volumes and improved margins on deposits
  - Fee growth: substantial growth in cross-selling with AMS and CIB despite lower managed savings
- Operating expenses*: +0.9%/2Q07
  - Synergies effect: €16mn in 2Q08
- Pre-tax income: +13.3%/2Q07

** Including100% of Italian Private Banking*

 BNP PARIBAS

BNL: Synergies

- Synergies booked in 2Q08
  - Gross revenue synergies: €42mn, of which €19mn for BNL bc
  - Marginal costs*: €17mn, of which €16mn for BNL bc
  - Cost synergies: €41mn, of which €34mn for BNL bc

- 80% of the revised plan's synergies already implemented as at 30 June 2008
  - Net revenue synergies: €136mn (59% of the revised total for 2009)
  - Cost synergies: €302mn (95% of the revised total for 2009)



Synergy progress
2006
2007
2008
2009
185
207
120
Revised plan €550mn
in €mn
185
111
104
Implemented €438mn
80%
2006 accounts
2007 accounts
2008 accounts
Full year effect of synergies already implemented



Synergies booked in 2Q08
In €mn
42
19
-17
-16
41
34
66
37
Gross revenue synergies
Marginal costs*
Cost synergies
Total synergies
BNL bc
Other divisions

* Costs associated with achieving revenue synergies

BNL banca commerciale Business Trends

Individual Customers

- Sustained growth in outstanding loans
  - Mortgages: +9.5%/2Q07
  - Consumer lending: +6.6%/2Q07
- Efficient diversification of the new AMS product offering
  - Creditor insurance: increased penetration
  - Placement of over €400mn of BNP Paribas securities
  - Net asset inflow into BNP Paribas mutual funds in 1H08
  - Initial effects of referring branch network customers to Private Banking

Creditor insurance penetration rate
% of new loan production


32%
53%
66%
1H07
2H07
1H08

Corporate Clients

- Vigorous growth in corporate and public authorities' outstanding loans and deposits
- Continued development of structured finance: 55 mandates signed in 2Q08 vs. 37 in 2Q07
- 10 Italian Desks up and running (with 61 new clients in 2Q08 vs. 46 in 1Q08)

Outstanding loans to corporates and public authorities


in €bn
28
30
31
32
34
2Q07
3Q07
4Q07
1Q08
2Q08



BNL banca commerciale
Volumes

Average volumes (in billions of euros)	Outstandings 2Q08	%Change 1 year 2Q08/2Q07	%Change 1 quarter 2Q08/1Q08	Outstandings 1H08	%Change 1 year 1H08/1H07
LOANS	**59.9**	**+15.8%**	**+4.4%**	**58.6**	**+14.2%**
Individual Customers	26.0	+10.7%	+3.7%	25.6	+9.5%
Incl. Mortgages	18.5	+9.5%	+2.3%	18.3	+9.1%
Corporates	33.8	+20.0%	+5.0%	33.0	+18.1%
DEPOSITS AND SAVINGS	**42.1**	**+2.5%**	**+2.6%**	**41.6**	**+1.4%**
Individual Customers	21.2	+2.8%	+3.3%	20.9	+1.1%
Corporates	12.3	+6.5%	+6.0%	12.0	+5.6%
Bonds sold to individuals	8.6	-3.4%	-3.2%	8.8	-3.1%

In billions of euros	30-Jun-08	%Change 30.06.08 /30.06.07	%Change 30.06.08 /31.03.08
FUNDS UNDER MANAGEMENT			
Mutual funds	9.7	-15.7%	-7.9%
Life Insurance	9.2	-8.7%	-2.5%

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	2,153	1,993	+8.0%	2,108	+2.1%	4,261	3,911	+8.9%
Operating Expenses and Dep.	-1,222	-1,150	+6.3%	-1,202	+1.7%	-2,424	-2,248	+7.8%
Gross Operating Income	931	843	+10.4%	906	+2.8%	1,837	1,663	+10.5%
Provisions	-471	-240	+96.3%	-383	+23.0%	-854	-442	+93.2%
Operating Income	460	603	-23.7%	523	-12.0%	983	1,221	-19.5%
Associated Companies	21	23	-8.7%	21	+0.0%	42	42	+0.0%
Other Non Operating Items	0	8	n.s.	115	n.s.	115	9	n.s.
Pre-Tax Income	481	634	-24.1%	659	-27.0%	1,140	1,272	-10.4%
Cost/Income	56.8%	57.7%	-0.9 pt	57.0%	-0.2 pt	56.9%	57.5%	-0.6 pt
Allocated Equity (€bn)						8.2	7.6	+8.2%

At constant scope and exchange rates/2Q07: Revenues: 11.6%; Operating expense: 10.7%; GOI: 12.8%

- USD/EUR: -13.7% 2Q08 on 2Q07


BNP PARIBAS

International Retail Services
BancWest

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**485**	**491**	**-1.2%**	**509**	**-4.7%**	**994**	**1,001**	**-0.7%**
Operating Expenses and Dep.	-247	-261	-5.4%	-261	-5.4%	-508	-529	-4.0%
Gross Operating Income	**238**	**230**	**+3.5%**	**248**	**-4.0%**	**486**	**472**	**+3.0%**
Provisions	-123	-22	n.s.	-101	+21.8%	-224	-45	n.s.
Operating Income	**115**	**208**	**-44.7%**	**147**	**-21.8%**	**262**	**427**	**-38.6%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	0	6	n.s.	4	n.s.	4	6	n.s.
Pre-Tax Income	**115**	**214**	**-46.3%**	**151**	**-23.8%**	**266**	**433**	**-38.6%**
Cost/Income	50.9%	53.2%	-2.3 pt	51.3%	-0.4 pt	51.1%	52.8%	-1.7 pt
Allocated Equity (€bn)						2.3	2.4	-5.3%

At constant scope and exchange rates/2Q07: Revenues: +13.7%; Operating expense: +9.1%; GOI: +18.9%

- Good operating momentum
- Cost of risk up sharply but limited in the US environment
  - 88bp net charge off, or €73.6mn in 2Q08, in particular in the home builder sector
  - Loan portfolio: allowances for loans losses at 128bp/loans vs. 132bp in 1Q08

Emerging Retail Banking

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**440**	**346**	**+27.2%**	**403**	**+9.2%**	**843**	**657**	**+28.3%**
Operating Expenses and Dep.	-276	-221	+24.9%	-262	+5.3%	-538	-426	+26.3%
Gross Operating Income	**164**	**125**	**+31.2%**	**141**	**+16.3%**	**305**	**231**	**+32.0%**
Provisions	-22	-16	+37.5%	-36	-38.9%	-58	-27	+114.8%
Operating Income	**142**	**109**	**+30.3%**	**105**	**+35.2%**	**247**	**204**	**+21.1%**
Associated Companies	5	1	n.s.	3	+66.7%	8	6	+33.3%
Other Non Operating Items	0	1	n.s.	111	n.s.	111	1	n.s.
Pre-Tax Income	**147**	**111**	**+32.4%**	**219**	**-32.9%**	**366**	**211**	**+73.5%**
Cost/Income	62.7%	63.9%	-1.2 pt	65.0%	-2.3 pt	63.8%	64.8%	-1.0 pt
Allocated Equity (€bn)						1.9	1.3	+46.8%

At constant scope and exchange rates/2Q07: Revenues: +28.9%; Operating expense: +28.8%; GOI: +29.1%

- Continued fast-paced revenue growth: 27.2%/2Q07 (28.9% at constant scope and exchange rates)
  - TEB: 43.4% at constant scope and exchange rates
  - UkrSibbank: 33.1% at constant scope and exchange rates
  - North Africa: 16.8% at constant scope and exchange rates
- Moderate cost of risk


BNP PARIBAS

International Retail Services
Personal Finance

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**944**	**857**	**+10.2%**	**912**	**+3.5%**	**1,856**	**1,670**	**+11.1%**
Operating Expenses and Dep.	-517	-492	+5.1%	-503	+2.8%	-1,020	-946	+7.8%
Gross Operating Income	**427**	**365**	**+17.0%**	**409**	**+4.4%**	**836**	**724**	**+15.5%**
Provisions	-274	-183	+49.7%	-230	+19.1%	-504	-338	+49.1%
Operating Income	**153**	**182**	**-15.9%**	**179**	**-14.5%**	**332**	**386**	**-14.0%**
Associated Companies	17	25	-32.0%	21	-19.0%	38	40	-5.0%
Other Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**170**	**207**	**-17.9%**	**200**	**-15.0%**	**370**	**426**	**-13.1%**
Cost/Income	54.8%	57.4%	-2.6 pt	55.2%	-0.4 pt	55.0%	56.6%	-1.6 pt
Allocated Equity (€bn)						2.6	2.4	+7.1%

At constant scope and exchange rates/2Q07: Revenues: +9.0%; Operating expense: +5.6%; GOI: +13.4%

- Legal merger of Cetelem and UCB completed on 30 June 2008
- Major gross operating income growth: +13.4%/2Q07 at constant scope and exchange rates
  - 3.4pts positive jaws effect at constant scope and exchange rates
  - Positive impact of cost-cutting programmes implemented (in particular *Défi 2008* in France)
- Increased cost of risk primarily due to the economic environment (in particular Spain)

Equipment Solutions

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	284	299	-5.0%	284	+0.0%	568	583	-2.6%
Operating Expenses and Dep.	-182	-176	+3.4%	-176	+3.4%	-358	-347	+3.2%
Gross Operating Income	102	123	-17.1%	108	-5.6%	210	236	-11.0%
Provisions	-52	-19	+173.7%	-16	n.s.	-68	-32	+112.5%
Operating Income	50	104	-51.9%	92	-45.7%	142	204	-30.4%
Associated Companies	-1	-3	-66.7%	-3	-66.7%	-4	-4	+0.0%
Other Non Operating Items	0	1	n.s.	0	n.s.	0	2	n.s.
Pre-Tax Income	49	102	-52.0%	89	-44.9%	138	202	-31.7%
Cost/Income	64.1%	58.9%	+5.2 pt	62.0%	+2.1 pt	63.0%	59.5%	+3.5 pt
Allocated Equity (€bn)						1.5	1.6	-2.4%

- Revenues
  - Good sales and marketing drive: consolidated outstandings (+6.1%/2Q07 at constant scope and exchange rates); vehicles (+9.3% on the financed fleet/2Q07)
  - Negative impact of used car market trends
- Cost of risk
  - Exceptional provisions on a few deals


BNP PARIBAS

International Retail Services Business Trends

Average outstandings in €bn	2Q08	2Q07	Change / 2Q07 at historical scope	Change / 2Q07 at constant scope and exchange rates	1Q08	Change / 1Q08 at historical scope	Change / 1Q08 at constant scope and exchange rates
BRANCH BANKING							
BancWest							
Deposits	29.1	31.8	-8.7%	+6.2%	28.5	+2.0%	+1.8%
Loans	33.2	34.6	-3.9%	+11.9%	32.1	+3.6%	+3.4%
Consumer Loans	*7.8*	*8.8*	*-11.1%*	*+3.5%*	*7.8*	*+0.0%*	*-0.2%*
Mortgages	*9.4*	*9.4*	*-0.3%*	*+16.0%*	*8.9*	*+4.6%*	*+4.5%*
Commercial Real Estate	*8.0*	*8.5*	*-6.1%*	*+9.3%*	*7.8*	*+3.0%*	*+2.8%*
Corporate loans	*8.0*	*7.9*	*+2.3%*	*+19.0%*	*7.5*	*+6.6%*	*+6.4%*
Emerging Retail Banking*							
Deposits	24.6	16.6	+48.0%	+31.2%	21.6	+13.6%	+10.0%
Loans	22.8	16.7	+36.0%	+40.9%	20.2	+12.6%	+7.9%
PERSONAL FINANCE							
Total outstandings under management**	105.9	91.0	+16.4%	+16.0%	102.1	+3.7%	+3.4%
Consumer Loans (outstandings under management)	*65.4*	*56.5*	*+15.8%*	*+15.3%*	*63.2*	*+3.5%*	*+3.0%*
Mortgage Lendings (outstandings under management)	*40.5*	*34.5*	*+17.5%*	*+17.2%*	*38.9*	*+4.0%*	*+4.0%*
Total consolidated outstandings	74.2	64.7	+14.6%	+14.1%	71.8	+3.4%	+3.1%
EQUIPMENT SOLUTIONS							
Total outstandings under management**	29.7	28.2	+5.1%	+6.4%	29.0	+2.2%	+1.9%
Leasing (outstandings under management)	*21.6*	*21.3*	*+1.5%*	*+4.1%*	*21.3*	*+1.4%*	*+1.3%*
Long Term Leasing with Services (outstandings under management)	*8.0*	*6.9*	*+16.3%*	*+13.8%*	*7.7*	*+4.3%*	*+3.7%*
Total consolidated outstandings	29.4	28.1	+4.7%	+6.1%	28.8	+2.0%	+1.9%
Financed vehicles (in thousands of vehicles)	571	522	+9.3%	n.s.	550	+3.8%	n.s.
included in total managed vehicles	660	615	+7.3%	n.s.	638	+3.5%	n.s.

* Including Sahara Bank in 1Q08 & 2Q08

** Including 100% of outstandings in subsidiaries not wholly-owned and partnerships

Asset Management & Services

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**1,396**	**1,357**	**+2.9%**	**1,263**	**+10.5%**	**2,659**	**2,610**	**+1.9%**
Operating Expenses and Dep.	-867	-814	+6.5%	-845	+2.6%	-1,712	-1,594	+7.4%
Gross Operating Income	**529**	**543**	**-2.6%**	**418**	**+26.6%**	**947**	**1,016**	**-6.8%**
Provisions	-4	0	n.s.	4	n.s.	0	-2	n.s.
Operating Income	**525**	**543**	**-3.3%**	**422**	**+24.4%**	**947**	**1,014**	**-6.6%**
Associated Companies	11	11	+0.0%	8	+37.5%	19	18	+5.6%
Other Non Operating Items	0	5	-100.0%	0	n.s.	0	5	-100.0%
Pre-Tax Income	**536**	**559**	**-4.1%**	**430**	**+24.7%**	**966**	**1,037**	**-6.8%**
Cost/Income	62.1%	60.0%	+2.1 pt	66.9%	-4.8 pt	64.4%	61.1%	+3.3 pt
Allocated Equity (€bn)						4.6	4.0	+16.1%


BNP PARIBAS

Asset Management & Services
Business Trends

	30-Jun-08	30-Jun-07	30-Jun-08 / 30-Jun-07	31-Mar-08	30-Jun-08 / 31-Mar-08
Assets under management (in €bn)	**546**	**596**	**-8.4%**	**548**	**-0.3%**
Asset management	255	290	-12.0%	256	-0.5%
Private Banking and Personal Investors	178	190	-6.1%	177	+0.6%
Real Estate Services	8	8	-5.7%	7	+3.5%
Insurance	105	109	-3.2%	107	-1.5%

	2Q08	2Q07	2Q08/2Q07	1Q08	2Q08/1Q08
Net asset inflows (in €bn)	**-1.6**	**9.3**	**n.s.**	**5.7**	**n.s.**
Asset management	-6.1	2.5	n.s.	-1.1	n.s.
Private Banking and Personal Investors	3.4	5.5	-38.2%	4.5	n.s.
Real Estate Services	0.2	0.1	n.s.	0.5	n.s.
Insurance	0.9	1.3	-28.9%	1.8	n.s.

	30-Jun-08	30-Jun-07	30-Jun-08 / 30-Jun-07	31-Mar-08	30-Jun-08 / 31-Mar-08
Securities Services					
Assets under custody (in €bn)	3,655	3,963	-7.8%	3,603	+1.5%
Assets under administration (in €bn)	739	825	-10.5%	744	-0.6%
	2Q08	2Q07	2Q08/2Q07	1Q08	2Q08/1Q08
Number of transactions (in millions)	13.1	10.9	+19.6%	13.7	-4.8%

Breakdown of Assets by Customer Segment


Breakdown of assets by customer segment
€584bn
€546bn
27%
Corporate & Institutional
62%
Individuals
62%
11%
External distribution
12%
31 December 2007
30 June 2008

Predominance of individual customers



BNP PARIBAS

Asset Management & Services
Breakdown of Managed Assets

31.12.07


Money Market
23%
Bonds
18%
Alternative, structured and index-based
18%
Equity
23%
Diversified
18%
59%

€278bn

30.06.08


Money Market
25%
Bonds
18%
Alternative, structured and index-based
18%
Equity
20%
Diversified
19%
57%

€255bn

A majority of high value-added assets

Wealth & Asset Management

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**662**	**704**	**-6.0%**	**600**	**+10.3%**	**1,262**	**1,347**	**-6.3%**
Operating Expenses and Dep.	-448	-442	+1.4%	-440	+1.8%	-888	-871	+2.0%
Gross Operating Income	**214**	**262**	**-18.3%**	**160**	**+33.8%**	**374**	**476**	**-21.4%**
Provisions	0	0	n.s.	2	n.s.	2	-1	n.s.
Operating Income	**214**	**262**	**-18.3%**	**162**	**+32.1%**	**376**	**475**	**-20.8%**
Associated Companies	3	0	n.s.	0	n.s.	3	5	-40.0%
Other Non Operating Items	0	5	-100.0%	0	n.s.	0	5	-100.0%
Pre-Tax Income	**217**	**267**	**-18.7%**	**162**	**+34.0%**	**379**	**485**	**-21.9%**
Cost/Income	67.7%	62.8%	+4.9 pt	73.3%	-5.6 pt	70.4%	64.7%	+5.7 pt
Allocated Equity (€bn)						1.0	0.8	+38.3%



BNP PARIBAS

Asset Management & Services
Insurance

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**392**	**355**	**+10.4%**	**353**	**+11.0%**	**745**	**708**	**+5.2%**
Operating Expenses and Dep.	-181	-161	+12.4%	-173	+4.6%	-354	-320	+10.6%
Gross Operating Income	**211**	**194**	**+8.8%**	**180**	**+17.2%**	**391**	**388**	**+0.8%**
Provisions	-4	0	n.s.	2	n.s.	-2	-1	+100.0%
Operating Income	**207**	**194**	**+6.7%**	**182**	**+13.7%**	**389**	**387**	**+0.5%**
Associated Companies	8	11	-27.3%	8	+0.0%	16	13	+23.1%
Other Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**215**	**205**	**+4.9%**	**190**	**+13.2%**	**405**	**400**	**+1.3%**
Cost/Income	46.2%	45.4%	+0.8 pt	49.0%	-2.8 pt	47.5%	45.2%	+2.3 pt
Allocated Equity (€bn)						3.3	3.0	+9.5%

Securities Services

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**342**	**298**	**+14.8%**	**310**	**+10.3%**	**652**	**555**	**+17.5%**
Operating Expenses and Dep.	-238	-211	+12.8%	-232	+2.6%	-470	-403	+16.6%
Gross Operating Income	**104**	**87**	**+19.5%**	**78**	**+33.3%**	**182**	**152**	**+19.7%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**104**	**87**	**+19.5%**	**78**	**+33.3%**	**182**	**152**	**+19.7%**
Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**104**	**87**	**+19.5%**	**78**	**+33.3%**	**182**	**152**	**+19.7%**
Cost/Income	69.6%	70.8%	-1.2 pt	74.8%	-5.2 pt	72.1%	72.6%	-0.5 pt
Allocated Equity (€bn)						0.3	0.3	+27.5%



Corporate and Investment Banking

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**1,852**	**2,452**	**-24.5%**	**1,311**	**+41.3%**	**3,163**	**4,829**	**-34.5%**
Operating Expenses and Dep.	-1,256	-1,365	-8.0%	-952	+31.9%	-2,208	-2,636	-16.2%
Gross Operating Income	**596**	**1,087**	**-45.2%**	**359**	**+66.0%**	**955**	**2,193**	**-56.5%**
Provisions	-86	59	n.s.	-54	+59.3%	-140	115	n.s.
Operating Income	**510**	**1,146**	**-55.5%**	**305**	**+67.2%**	**815**	**2,308**	**-64.7%**
Associated Companies	0	3	n.s.	1	n.s.	1	9	-88.9%
Other Non Operating Items	13	68	-80.9%	12	+8.3%	25	72	-65.3%
Pre-Tax Income	**523**	**1,217**	**-57.0%**	**318**	**+64.5%**	**841**	**2,389**	**-64.8%**
Cost/Income	67.8%	55.7%	+12.1 pt	72.6%	-4.8 pt	69.8%	54.6%	+15.2 pt
Allocated Equity (€bn)						10.2	9.2	+10.1%

Advisory and Capital Markets

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	**1,139**	**1,750**	**-34.9%**	**708**	**+60.9%**	**1,847**	**3,414**	**-45.9%**
Incl. Equity and Advisory	*750*	*825*	*-9.1%*	*316*	*+137.3%*	*1,066*	*1,640*	*-35.0%*
Incl. Fixed Income	*389*	*926*	*-58.0%*	*392*	*-0.8%*	*781*	*1,775*	*-56.0%*
Operating Expenses and Dep.	-955	-1,064	-10.2%	-662	+44.3%	-1,617	-2,045	-20.9%
Gross Operating Income	**184**	**686**	**-73.2%**	**46**	**n.s.**	**230**	**1,369**	**-83.2%**
Provisions	-43	0	n.s.	-94	-54.3%	-137	0	n.s.
Operating Income	**141**	**686**	**-79.4%**	**-48**	**n.s.**	**93**	**1,369**	**-93.2%**
Associated Companies	0	3	n.s.	1	n.s.	1	9	-88.9%
Other Non Operating Items	12	19	-36.8%	12	+0.0%	24	23	+4.3%
Pre-Tax Income	**153**	**708**	**-78.4%**	**-35**	**n.s.**	**118**	**1,401**	**-91.6%**
Cost/Income	83.8%	60.8%	+23.0 pt	93.5%	-9.7 pt	87.5%	59.9%	+27.6 pt
Allocated Equity (€bn)						3.7	3.2	+13.1%

- Revenues: €1,139mn in 2Q08, -34.9%/2Q07 record, +60.9% compared to 1Q08
  - Including the impact of monolines : -€457mn net of gains on hedging instruments
- Costs: -10.2%/2Q07
  - +7% excluding variable compensation: selected hiring in priority businesses and regions and rightsizing the business units most affected by the crisis
- Cost of risk including €85mn provision to cover monoline insurers classified as doubtful
- Positive pre-tax income of €153mn



BNP PARIBAS

VaR (1 day-99%) by Type of Risk



Value at Risk
In €mn
Curve: Average quarterly VaR
Histogram : data from the last trading day of the period
Commodities
Forex & Others
Equity
Interest rates
Credit
Nettings
6
55
14
21
-48
39
30.06.07
5
10
38
25
30
-48
67
30.09.07
4
13
48
26
46
-60
68
31.12.07
7
9
42
33
50
-69
73
31.03.08
10
8
68
43
37
-81
87
30.06.08

- Average VaR up at €87mn in 2Q08
  - Sharp rise in historic volatility parameters
  - No significant variations in the level of positions
- No daily loss higher than the VaR in 2Q08
  - Vs. 2 days in 1Q08

Corporate and Investment Banking
Advisory and Capital Markets

- Recognised Global Franchises
  - Equity Derivatives House of the Year (Euromoney, June 2008)
  - Credit Derivatives House of the Year (Euromoney, June 2008)
  - Structured Products House of the Year (Risk 2008)
- A Stronger Position in Europe
  - #10 M&A Announced Deals in Europe (Bloomberg, 1H08)
- A Strong Presence in Asia
  - Derivatives House of the year, Asia Pacific (The Asset Triple A, July 2008)


dealogic

EUROMONEY
2008

Risk
Awards
08

Bloomberg

ASSET ASIAN AWARDS 2008
TRIPLE A


BNP PARIBAS

Corporate and Investment Banking
Financing Businesses

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	713	702	+1.6%	603	+18.2%	1,316	1,415	-7.0%
Operating Expenses and Dep.	-301	-301	+0.0%	-290	+3.8%	-591	-591	+0.0%
Gross Operating Income	412	401	+2.7%	313	+31.6%	725	824	-12.0%
Provisions	-43	59	n.s.	40	n.s.	-3	115	n.s.
Operating Income	369	460	-19.8%	353	+4.5%	722	939	-23.1%
Non Operating Items	1	49	-98.0%	0	n.s.	1	49	-98.0%
Pre-Tax Income	370	509	-27.3%	353	+4.8%	723	988	-26.8%
Cost/Income	42.2%	42.9%	-0.7 pt	48.1%	-5.9 pt	44.9%	41.8%	+3.1 pt
Allocated Equity (€bn)						6.5	6.0	+8.5%

- € 713mn record revenues in 2Q08
  - Record net interest income in a context of volume growth and adapting conditions
  - Greater presence in major acquisition finance deals offsetting the limited LBO origination flow
  - Significant growth in energy, commodities and project finance: price levels driving up customers' financing needs
- Operating expenses stables/2Q07
  - Stringent cost control in businesses experiencing a slow down and continued growth in key franchises
- Cost of risk: -€43mn vs. a €59mn write-back in 2Q07

Corporate and Investment Banking
Financing Businesses

- A Stronger Positioning in Europe and in Emerging Markets
  - #1 EMEA Bookrunner of syndicated loans by volume & by number of deals (Thomson Reuters, 1H08)
  - Best Project Finance House in the Middle East (Euromoney, June 08)

- Recognised global franchises
  - Energy Finance House of the Year 2008 (Energy Risk, June 2008)
  - #1 Mandated Arranger for all Export Credit Agency backed Trade Finance Loans (Dealogic, 1H08)


EUROMONEY

THOMSON REUTERS

energy risk
awards 2008

dealogic


BNP PARIBAS

Corporate Centre

Including Klépierre

In millions of euros	2Q08	2Q07	1Q08	1H08	1H07
Revenues	-15	349	583	568	945
incl. BNP Paribas Capital	44	199	135	179	612
Operating Expenses and Dep.	-127	-154	-248	-375	-257
Incl. BNL restructuring costs	-20	-61	-146	-166	-84
Gross Operating Income	-142	195	335	193	688
Provisions	2	4	0	2	5
Operating Income	-140	199	335	195	693
Associated Companies	29	53	55	84	148
Other Non Operating Items	-4	-21	218	214	-25
Pre-Tax Income	-115	231	608	493	816

- Revenues
  - No significant capital gain in BNP Paribas Capital in 2Q08 (Capital gain on SAUR in 2Q07)
  - Drop in revenues from Klépierre (see details on page 63)
  - Asset and liability management: rise in long term financing cost
  - -€35mn prorata temporis reversal of gains on the revaluation of own debt booked in preceding quarters
- Operating expenses
  - BNL restructuring costs: €20mn out of an estimated total of €240mn for 2008

Klépierre

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	55	76	-27.6%	97	-43.3%	152	183	-16.9%
Operating Expenses and Dep.	-29	-24	+20.8%	-27	+7.4%	-56	-49	+14.3%
Gross Operating Income	26	52	-50.0%	70	-62.9%	96	134	-28.4%
Provisions	0	-1	n.s.	-1	n.s.	-1	-1	+0.0%
Operating Income	26	51	-49.0%	69	-62.3%	95	133	-28.6%
Non Operating Items	4	0	n.s.	0	n.s.	4	1	n.s.
Pre-Tax Income	30	51	-41.2%	69	-56.5%	99	134	-26.1%
Cost/Income	52.7%	31.6%	+21.1 pt	27.8%	+24.9 pt	36.8%	26.8%	+10.0 pt
Allocated Equity (€bn)						0.5	0.4	+19.0%

- Revenues: -16.9%/1H07
  - Provision on asset values due to the appreciation of currencies outside the eurozone
  - 14% increase in rents, of which 5.5% at constant scope
  - Lesser capital gains on property sales than in 1H07
- Revaluated net assets*: €42.50 per share (+3.5%/31.12.07)
  - Or €3,071mn group share
- Acquisition of Scandinavia's premiere commercial centre property developer
  - Property: €2.5bn
  - Net rents expected on a full year basis: €154mn
  - Effective in 2H08 after approval by the relevant authorities

* *Interests included*

BNP PARIBAS

Selected Exposures

based on the recommendations of the Financial Stability Forum

Exposure to Conduits and SIVs

As at 30 June 2008

In €bn

	Entity data		BNP Paribas exposure				
			Liquidity lines				
	Assets funded	Securities issued	Line outstanding	o/w cash drawn	Credit enhancement (1)	ABCP held and others	Maximum commitment (2)
BNP Paribas sponsored entities							
ABCP conduits	11.2	11.2	11.2	-	0.5	1.8	13.8
Structured Investment Vehicles	-	-	-	-	-	-	-
Third party sponsored entities (BNP Paribas share)							
ABCP conduits	n.s	1.1	1.3	-	-	0.1	1.4
Structured Investment Vehicles	n.s	-	0.1	-	-	0.1	0.1

(1) Provided by BNP Paribas. In addition, each programme benefits from other types of credit enhancement
(2) Represent the cumulative exposure accross all types of commitments in a worse case scenario

- No liquidity lines drawn as at 30.06.08
- 16% of the ABCP securities issued by sponsored conduits held in a trading portfolio as at 30.06.08 (€1.8bn)
- No sponsored SIVs

Throughout this chapter, figures highlighted in yellow are the most significant figures


BNP PARIBAS

Sponsored ABCP Conduits

Details by Maturity and Geographic Region

Sponsored ABCP conduits as at 30 June 2008 (in €bn)	Starbird United States	Matchpoint Europe	Eliopee Europe	Thesee Europe	J Bird 1 & 2 Japan	Total
Ratings	A1 / P1	A1+ / P1	P1	A1 / P1 / F1	A1 / P1	
BNP Paribas commitments	6.3	3.9	2.2	0.8	0.6	13.8
Assets funded	**4.5**	**3.6**	**1.7**	**0.7**	**0.6**	**11.2**
Breakdown by maturity						
0 - 1 year	44%	28%	45%	84%	44%	41%
1 year - 3 years	33%	22%	28%	16%	46%	29%
3 year - 5 years	10%	26%	27%		5%	17%
> 5 years	12%	24%			5%	13%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
Breakdown by geography*						
USA	97%	3%				45%
France		10%	59%	72%		17%
Spain		30%				9%
UK		9%		15%		3%
Asia		15%		13%	100%	11%
Diversified and Others	3%	33%	41%			16%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

** Convention used is: when a pool contains more than 50% country exposure, this country is considered to be the one of the entire pool. Any pool where one country does not reach this level is considered as diversified*

Sponsored ABCP Conduits
Details by Asset Type

Sponsored ABCP conduits as at 30 June 2008	Starbird United States	Matchpoint Europe	Eliopee Europe	Thesee Europe	J Bird 1 & 2 Japan	Total	
						by asset type	o/w AAA
Breakdown by asset type							
Auto Loans, Leases & Dealer Floorplans	41%	35%				28%	
Trade Receivables	7%	7%	100%	70%		24%	
Consumer Loans & Credit Cards	13%	11%		14%	100%	15%	
Equipment Finance	12%	1%				5%	
Student Loans	7%					3%	
RMBS		6%				2%	100%
o/wUS (0% subprime)		*2%*				*1%*	
o/wUK		*0%*				*0%*	
o/wSpain		*3%*				*1%*	
CMBS		16%				5%	100%
o/wUS, UK, Spain		*0%*				*0%*	
CDOs of RMBS (non US)		7%				2%	100%
CLOs	15%	9%				9%	79%
CDOs of corporate bonds		7%				2%	100%
Insurance				16%		1%	100%
Others	5%	1%				3%	36%
Total	100%	100%	100%	100%	100%	100%	



Funding Through Proprietary Securitisation

Cash securitisation as at 30 June 2008 In €bn	Amount of securitised assets (Group share)	Amount of securities issued (Group share)	Securitised positions held	
			First losses	Others
IRS	**5.8**	**6.4**	**0.2**	**0.3**
o/w Residential loans	4.0	4.6	0.1	0.1
o/w Consumer loans	0.6	0.6	0.0	0.1
o/w Lease receivables	1.2	1.2	0.1	0.1
BNL	**5.0**	**5.1**	**0.1**	**0.2**
o/w Residential loans	5.0	5.1	0.1	0.2
o/w Consumer loans	-	-	-	-
o/w Lease receivables	-	-	-	-
Total	**10.8**	**11.6**	**0.3**	**0.5**

- Only €10.8bn loans refinanced through securitisation vs. €13.3bn as at 31.12.07
- SPVs consolidated in BNP Paribas' balance sheet since IFRS' first time application
  - since BNP Paribas is retaining the majority of risks and returns

BNP PARIBAS

Sensitive Loan Portfolios
Personal Loans

Personal loans as at 30/06/08, in €bn	Gross outstanding					Provisions		Net exposure
	Consumer	First Mortgage Full Doc	First Mortgage Alt A	Home Equity Loans	Total	Portfolio	Specific	
US (BancWest)	8.0	6.9	0.3	2.4	17.6	- 0.1	- 0.0	17.4
Super Prime *FICO > 730*	4.6	3.7	0.1	1.4	10.0	-	-	10.0
Prime *600<FICO<730*	3.3	3.1	0.1	0.9	7.4	-	-	7.4
Subprime *FICO < 600*	0.1	0.1	-	0.0	0.2	-	-	0.2
UK (Personal Finance)	0.4	-	-	-	0.4	-	-	0.4
Spain (Personal Finance)	4.0	6.0	-	-	10.0	- 0.1	- 0.3	9.6

- Good quality of US portfolio
  - Only €0.2bn in subprime loans
- Negligible exposure to the UK market
  - No residential mortgage exposure
- Exposure to risks in Spain well secured
  - Property collateral on the mortgage portfolio
  - Large proportion of auto loans in the consumer lending portfolio



BNP PARIBAS

Sensitive Loan Portfolios
Commercial Real Estate

Commercial Real Estate as at 30/06/08, in €bn	Gross exposure				Provisions		Net exposure
	Home Builders	Property companies	Others (1)	Total	Portfolio	Specific	
US	2.2	0.1	2.9	5.3	- 0.1	- 0.0	5.2
BancWest	1.8	-	2.9	4.8	- 0.1	- 0.0	4.6
CIB	0.4	0.1	-	0.5	-	-	0.5
UK (CIB)	0.1	1.0	0.2	1.3	-	-	1.3
Spain (CIB)	-	0.1	0.7	0.8	-	-	0.8

(1) Excluding owner-occupied and real estate backed loans to corporates

- Exposure to the US home builder sector
  - BancWest: €1.8bn, of which €1.2bn drawn
  - CIB: €0.4bn
- UK exposure concentrated on large property companies
- Limited exposure to commercial real estate risk in Spain
  - No home builder exposure

Trading Book

- Continued to reduce US RMBS positions
- Negligible exposure to subprime, Alt-A, US CMBS and related CDOs
- Predominant European good quality exposure
  - 85% rated AAA
- Booked at fair value through profit or loss
  - Valuation essentially based on market prices or observable parameters

Net exposure in € bn	31.12.2007	31.03.2008	30.06.2008
TOTAL RMBS	**4.2**	**3.7**	**3.0**
US	**2.1**	**1.5**	**1.2**
Subprime	0.1	0.0	0.1
Mid-prime	0.5	0.4	0.3
Alt-A	0.5	0.3	0.2
Prime *	1.0	0.8	0.7
UK	**0.5**	**0.7**	**0.4**
Conforming	0.0	0.1	- 0.1
Non conforming	0.5	0.6	0.5
Spain	**0.9**	**0.9**	**0.8**
Other countries	**0.7**	**0.6**	**0.6**
TOTAL CMBS	**1.0**	**0.8**	**1.1**
US	- 0.1	- 0.1	0.3
Non US	1.1	0.9	0.8
TOTAL CDOs (cash and synthetic)	**0.1**	**0.1**	**0.1**
RMBS	**0.1**	**0.1**	**0.2**
US	- 0.2	- 0.1	- 0.1
Non US	0.3	0.3	0.3
CMBS	-	-	**- 0.1**
Real Estate Investment Trust (REIT)	-	-	-
TOTAL Subprime, Alt-A, US CMBS and related CDOs	**0.4**	**0.1**	**0.4**

** Excluding agencies backed securities (€2.1bn as at 30.06.08)*


BNP PARIBAS

Real-Estate related ABS and CDO Exposure Banking book

- Negligible exposure to subprime, Alt-A, US CMBS and related CDOs
- Good quality exposure
  - 88% rated AAA
- Booked at amortised cost
  - With the appropriate provisions in case of permanent impairment

Net exposure in € bn	31.12.2007	31.03.2008	30.06.2008		
	Net exposure **	Net exposure **	Gross exposure *	Impairment	Net exposure **
TOTAL RMBS	1.7	1.7	2.9	- 0.0	2.8
US	1.3	1.2	1.6	- 0.0	1.6
Subprime (1)	0.1	0.1	0.2	- 0.0	0.2
Mid-prime	-	-	0.1	-	0.1
Alt-A	0.1	0.1	0.2	-	0.2
Prime ***	1.1	1.0	1.1	- 0.0	1.1
UK	0.0	0.1	0.4	-	0.4
Conforming	0.0	0.0	0.4	-	0.4
Non conforming	0.0	0.0	0.0	-	0.0
Spain	0.2	0.2	0.6	-	0.6
Other countries	0.1	0.2	0.2	-	0.2
TOTAL CMBS	0.2	0.1	0.3	-	0.3
US	0.1	0.1	0.1	-	0.1
Non US	0.2	0.1	0.3	-	0.3
TOTAL CDOs (cash and synthetic)	0.5	0.5	0.7	- 0.1	0.6
RMBS	0.2	0.2	0.4	- 0.1	0.3
US	0.0	0.0	0.1	- 0.1	0.0
Non US	0.1	0.2	0.3	-	0.3
CMBS	-	-	-	-	-
Real Estate Investment Trust (REIT)	0.3	0.3	0.4	- 0.0	0.3
TOTAL Subprime, Alt-A, US CMBS and related CDOs	0.3	0.3	0.6	- 0.1	0.5

** Entry price*

*** Exposure net of impairments, excluding unrealised gains and losses accounted for through equity (-€0.2bn as at 30.06.08)*

**** Excluding agencies backed securities (€2.4bn as at 30.06.08)*

Monoline Counterparty Exposure

- Gross counterparty exposure up slightly compared to 31.03.2008

In € bn	31.03.2008		30.06.2008	
	Notional	Gross counterparty exposure	Notional	Gross counterparty exposure
CDOs of US RMBS subprime	2.75	1.60	2.75	1.85
CDOs of european RMBS	0.28	0.02	0.28	0.03
CDOs of CMBS	1.19	0.29	1.19	0.33
CDOs of corporate bonds	6.75	0.62	6.80	0.50
CLOs	5.22	0.35	5.30	0.32
Non credit related	n.s	0.02	n.s	0.01
Total gross counterparty exposure	**n.s**	**2.90**	**n.s**	**3.05**

(1) Gross exposure: replacement cost based on market indices

- Net counterparty exposure down compared to 31.03.2008

In € bn	31.03.2008	30.06.2008
Total gross exposure before hedge	**2.90**	**3.05**
Credit derivatives bought from banks or other collateralized third parties	-0.79	-0.60
Total unhedged gross exposure	**2.11**	**2.45**
Credit adjustments and allowances (1)	-0.57	-1.29
Net counterparty exposure	**1.54**	**1.15**

(1) Including, as at 30 June 2008, allowance for €0.09bn related to monolines classified as doubtful

Rq: Excludes ACA, fully marked down since 31.12.07



BNP PARIBAS

Monoline Insurer Exposure Details by Rating

- Negligible residual net exposure to counterparties whose credit ratings have deteriorated the most



Monoline Insurer Exposure
In €bn
3.05
1.68
1.00
1.15
0.96
0.19
AAA/AA*
A/BB*
B and below*
Gross counterparty exposure
Net counterparty exposure

*Based on the lowest Moody's or Standard & Poor's rating

LBO

- Stable final take portfolio (€6.3bn as at 30.06.08)
  - Over 350 transactions
  - 96% senior debt
  - Booked as loans and receivables at amortised cost
- Underwriting portfolio down
  - Exposure spread over 15 transactions, over 90% in Europe
  - 93% senior debt
  - Booked at fair value through profit or loss

LBO final take portfolio


5%
Asia
17%
USA
Others Europe
9%
Germany
Italy
45%
France
by zone
15%
Media
13%
Business services
9%
Retail trade
8%
Communication
Materials
6%
Hotels, tourism
5%
Healthcare
36%
Others (<5%)
by industry

LBO underwriting portfolio


Adjustments
Net
2.1
1.8
1.9
1.7
In €bn
31.03.08
30.06.08



Investor Relations & Financial Information

Véronique Ormezzano +33 (0)1 40 14 63 58
Béatrice Bélorgey +33 (0)1 42 98 46 45
Marc Grouvel +33 (0)1 42 98 23 40

Fax: +33 (0)1 42 98 21 22

E-mail: investor.relations@bnpparibas.com

http://invest.bnpparibas.com



BNP PARIBAS





RESULTS AS AT 30 SEPTEMBER 2008


BNP PARIBAS | The bank for a changing world

5 November 2008





BNP PARIBAS | The bank for a changing world

Results as at 30 September 2008

5 November 2008

Disclaimer

This presentation contains forward-looking statements about BNP Paribas, Fortis Bank NV/SA and certain of their affiliates and the proposed tie-up that had been announced. Forward-looking statements include financial projections and estimates and their underlying assumptions and perspectives regarding plans, objectives and outcomes expected with respect to future events, operations, products and services, and assumptions regarding future performance and synergies. Many factors, a number of which are beyond BNP Paribas' control, could cause actual outcomes to differ significantly from expected outcomes. Among these factors are the securing of required regulatory authorisations, the approval of BNP Paribas shareholders, the development of the businesses of BNP Paribas or Fortis Bank NV/SA and their subsidiaries, banking and financial services and insurance industry trends, future capital expenditures and acquisitions, changes in the global economy or in BNP Paribas' and Fortis Bank NV/SA's key local markets, the competitiveness of the market and regulatory factors. The occurrence of these events is uncertain and their outcomes may differ from current expectations which may in turn significantly affect expected outcomes. Actual outcomes may differ materially from those expected or implied in forecasts. BNP Paribas undertakes no obligation to publicly revise or update any forecasts.

The information contained in this presentation, to the extent it relates to parties other than BNP Paribas or comes from external sources, has not been independently verified and no expressed or implied representations or warranties are made or given in relation thereto, and no certainty is given that information or opinions contained herein are true, correct, accurate or complete. Neither BNP Paribas nor its agents or representatives may be held any liability for any negligence or for any other reason in connection with any losses arising from any use of this presentation or its contents or otherwise arising from this presentation or any other materials or information to which it may make reference.

x%  *Share of the businesses' quarterly revenues* as a % of the total operating revenues*

2007 results of operating divisions with Basel II normative equity as released on 2 April 2008

** For FRB and BNL bc, revenues including 2/3 of Private Banking*

3Q08
Highlights

- €901mn profit despite an unprecedented deepening of the crisis since September
  - Numerous critical situations in the financial services industry
  - Unprecedented turbulence in markets
- BNP Paribas's growing attractiveness across all businesses
  - Arrival of new customers
  - Further growth in commitments towards the economy
  - Very large inflows in deposits and assets under management
- Announcement of the takeover of Fortis in Belgium and Luxembourg
  - Expansion of the pan-European footprint
  - Creation of the Eurozone's number one franchise by deposit base
  - Capital base increased without dilution



A further strengthened position

3Q08: €901mn Profit Despite an Unprecedented Deepening of the Financial Crisis since September

	3Q08	3Q08/3Q07	*Operating divisions*
Revenues	€7.6bn	-1.0%	*+2.4%**
Operating expenses	-€4.6bn	-0.2%	*-1.9%*
Gross operating income	€3.0bn	-2.2%	*+9.4%*
Cost of risk	-€2.0bn	x4	*x4*
Pre-tax income	+€1.1bn	-58.1%	*-51.5%*
Net income group share	**€901mn**	**-55.6%**	



9M08: net income group share of €4.4bn
Annualised post-tax ROE: 13.1%

** BNP Paribas Capital : €3mn in 3Q08 vs €267mn in 3Q07 (disposal of stake in Bouygues Telecom)*


BNP PARIBAS

3Q08
Direct Impact of the Financial Crisis

Direct impact of the financial crisis*



-1.6
-0.4
-0.9
-0.6
-0.5
-0.6
-1.2
-0.4
-0.5
Revenues
Cost of risk
-0.2
-0.1
-0.1
-0.3
-0.2
-0.1
in €bn
3Q07
4Q07
1Q08
2Q08
3Q08

- 3Q08 revenues
  - No accounting reclassification: no retroactive use to 1 July of the IAS 39 amendment
  - Gains on own debt: €123mn
- Cost of risk especially high in 3Q08: Lehman, Icelandic banks and a new downgrade of monoline insurers to doubtful status



Unprecedented deepening of the financial crisis



Direct Impact of the Financial Crisis on Revenues

in €mn	3Q08	3Q07	*3Q08 / 3Q07*
• **CIB**	**- 289**	**- 230**	***-59***
▫ LBO in the trading book	- 16	- 194	*+178*
▫ Securitisation	- 91	- 36	*-55*
▫ Credit adjustment on monolines	- 55	negl	*-55*
▫ Credit adjustment on other counterparties	- 127	negl	*-127*
• **BancWest**	**- 87**	**-**	***-87***
▫ Impairment charge on Fannie Mae and Freddie Mac preferred shares	- 87	-	*-87*
• **AMS**	**- 28**	**-**	***-28***
▫ Seed money	- 28	-	*-28*
• **Corporate Center**	**- 103**	**-**	***-103***
▫ Impairment charge on equity investments	- 103	-	*-103*
Total	**- 507**	**- 230**	***- 277***
• **Gains on own debt (Corporate Center)**	**+123**	**+154**	***-31***



BNP PARIBAS

3Q08
Direct Impact of the Financial Crisis on the Cost of Risk

in €mn	3Q08	3Q07	*3Q08 / 3Q07*
• **CIB**	**- 899**	**- 68**	***-831***
▫ One-off increase of the provision on a portfolio basis	negl	- 50	*+50*
▫ Provisions on market counterparties	- 899	- 18	*-881*
Of which monolines classified as doubtful	- 462	-	*-462*
Of which Lehman[1]	- 343	-	*-343*
Of which Icelandic banks	- 83	-	*-83*
• **BancWest**	**- 26**	**- 47**	***+21***
▫ One-off increase of the provision on a portfolio basis	-	- 47	*+47*
▫ Impairment charge on the investment portfolio	- 26	-	*-26*
• **AMS**	**- 204**	**-**	***-204***
▫ Lehman	- 169	-	*-169*
▫ Icelandic banks	- 35	-	*-35*
• **Corporate Center**	**- 65**	**-**	***-65***
▫ Provisions on market counterparties (Lehman)	- 65	-	*-65*
Total	**- 1,194**	**- 115**	***- 1,079***

(1) Replacement costs higher than anticipated due to market conditions



Revenues Have Held up Well in all Operating Divisions

Revenues *(including the impact of the financial crisis)*


in €mn
4,121
4,352
4,345
1,331
1,396
1,205
1,968
1,852
2,058
3Q08
2Q08
3Q07
Retail Banking*
AMS
CIB
57%
16%
27%





Revenues of the operating divisions up 2.4%/3Q07

*Including 100% of French Private Banking and excluding PEL/CEL effects and including 100% of Italian Private Banking

3Q08
Good Cost Control

Operating expenses trend**



+7.0%
+11.4%
+10.3%
+4.9%
-2.8%
+0.7%
-1.9%
0%
Var Q/Q-4
1Q07*
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08

Cost/income ratio**



58.9%
59.7%
62.2%
67.5%
64.0%
62.7%
59.6%
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08

- **CIB's capital markets bonuses calculated on pre-tax income**



Proactive and flexible cost management

**BNL Proforma in 1Q06 ** Operating divisions*

3Q08

Gross Operating Income : Good Operating Performance

- Retail Banking: €1,630mn (+5.4%/3Q07)
  - Positive jaws effect of 1.1pt in 9M08
- AMS: €350mn (-23.6%/3Q07)
  - Fall in revenues (-9.5%) as a result of the drop in the value of assets
  - Proactive cost adjustment (-2.0%)
- CIB: €1,069mn (+36.5%/3Q07)
  - Limited impact of fair value adjustments primarily in cost of risk this quarter
  - Bonuses in capital markets calculated on pre-tax income



Gross operating income
+9.4%
in €mn
2,787
783
458
2,807
596
529
3,049
1,069
350
3Q07
2Q08
3Q08
Retail Banking
AMS
CIB
% 3Q08/3Q07



Gross operating income up 9.4%/3Q07 in operating divisions

3Q08
Cost of Risk Trend

- Cost of risk: €1,992mn (+€1,530mn/3Q07)
- Direct impact of the financial crisis: €1,194mn (+€1,079mn/3Q07)
- Cost of risk excluding the direct impact of the financial crisis: €798mn (+€451mn/3Q07)
  - Corporate and Investment Banking (+€172mn): provisions of €133mn in 3Q08 compared to €39mn write-backs in 3Q07
  - Personal Finance (+€138mn): principally in consumer lending in Spain and in the countries of Eastern Europe
  - BancWest (+€69mn): principally on home builders and in consumer lending
- Good relative positioning of the loan portfolios in their respective markets
  - Quality and diversity of corporate clients
  - Mortgages conservatively originated in all markets
  - Moderate exposure to emerging markets

Cost of risk trend


in €mn
1,992
1,194
798
745
309
436
662
129
533
546
186
360
462
115
347
3Q07
4Q07
1Q08
2Q08
3Q08
Others
Direct impact of the crisis



Impact of the financial crisis and of the downturn in the environment

A Resilient Model in the Face of a Deepening Crisis



Pre-tax income


in €mn
1,179
1,129
1,000
466
536
134
760
523
38
3Q08
2Q08
3Q07
Retail Banking*
AMS
CIB

Annualised pre-tax ROE in 9M08

 29%

 32%

 12%



All business units contributed profits

*Including 2/3 of Italian and French Private Banking, excluding PEL/CEL effects



BNP PARIBAS

Group Summary

Summary by Division

Conclusion

Detailed Results

Selected Exposures
based on recommendation of the Financial Stability Forum

French Retail Banking
Results

19%

- Revenues*: +1.5%/3Q07
  - Net interest income: +4.8% thanks to good banking intermediation activity
  - Financial fees: -17.9% in a very unfavourable context for financing savings
  - Banking fees: +6.7%
- Operating expenses* under control: +0.0%/3Q07
- Cost of risk** very low: 16bp vs 15bp in 3Q07
  - Good quality corporate and individual customer portfolio
- Pre-tax income**: €385mn (+5.5%/3Q07)

Revenues*



+1.5%
% var Q/Q-4
in €mn
245
244
251
262
202
410
411
443
435
437
-17.9%
+6.7%
+4.8%
3Q07
4Q07
1Q08
2Q08
3Q08
Financial fees
Banking fees
Net interest income



Jaws effect above 1pt and regular rise in pre-tax income

*Incl. 100% of French Private Banking, excl. PEL/CEL effects; ** Incl. 2/3 of French Private Banking, excl. PEL/CEL effects

French Retail Banking
Business Trends


19%

Individual Customers

- 50,000 net opening of cheque and deposit accounts in 3Q08 (+150,000 in 9M08)
- Mortgage outstandings: +7.7%/3Q07
- Livret A savings account: launch of reservation campaign on 1st October

Average loan and deposit outstandings


in €bn
107
110
112
116
118
87
91
94
95
95
+10.5%
+9.2%
% var Q/Q-4
Deposits
Loans
3Q07
4Q07
1Q08
2Q08
3Q08

Corporate Clients

- Sharp growth in outstanding loans (+15.1%/3Q07)
- Market share gains in deposits and cash collections (cards, cheques and direct debits)
- Numerous referrals to Private Banking
- Good sales drive in interest rate and forex hedging products



Robust growth in outstanding loans (+10.5%) and deposits (+9.2%)



BNL banca commerciale
Results

- Revenues*: +6.3%/3Q07
  - Growth drive in a less favourable environment
  - Loans: +15.3%/3Q07
- Operating expenses*: +0.9%/3Q07
  - Effect of synergies
  - 200 branches (28%) refurbished as at 30.09.08
- Gross Operating Income*: +15.8%/3Q07
  - Fresh 3.3pts improvement in the cost/income ratio
- Cost of risk*: €114mn (+€22mn/3Q07)
  - Moderate rise: 79bp** vs 74bp** in 3Q07
  - Reminder: past dues over 90 days are already classified as doubtful and provisioned
- Pre-tax income**: €164mn, +12.3%/3Q07

9%

Increase in the number of individual cheque and deposit accounts



0
-86,000
+6,100
+36,800
2006
2007
9M08

Cost/income ratio *



68.9%
70.4%
69.0%
73.9%
64.4%
66.3%
64.1%
69.3%
61.3%
62.8%
60.8%
2006 in Basel I
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08



Jaws effect over 5pts and double-digit pre-tax income growth

* Including 100% of Italian Private Banking ; ** Including 2/3 of Italian Private Banking


BNP PARIBAS

BNL banca commerciale
Business Trends


9%

Individual and small business customers

- Growth in outstanding loans and market share gains
  - Mortgages: +7.6%/3Q07
  - Consumer lending: +11.7%/3Q07
- Growth in deposits: +4.0%/3Q07
- AMS: good relative performance in a difficult market
  - Net asset inflows in life insurance practically stable
  - Good penetration of creditor insurance products

Corporate clients

- Regained market share
  - Loan outstandings: +18.6%/3Q07
- Continued export finance growth: +15.5% 9M08/9M07
- 11 Italian Desks in operation across the Group's international network

Growth in individual and small business client deposits


+0.5%
-0.7%
-0.7%
+2.8%
+4.0%
0
% Q/Q-4
3Q07
4Q07
1Q08
2Q08
3Q08

Outstanding loans to corporates and public authorities


in €bn
28
27
29
29
28
28
30
31
32
34
35
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08



Robust growth in loan outstandings

BancWest

6%

- Revenues: -5.6%*/3Q07
  - €87mn one-off loss on Freddie Mac and Fannie Mae preferred shares
- Revenues excluding one-off loss: +13.4%*/3Q07
  - Deposits: +7.7%*/3Q07
  - Loans: +13.2%*/3Q07
  - Net interest margin +17bp: 3.22% vs 3.05% in 3Q07 thanks to steepening yield curve and increasing margins
- Operating expenses: +10.2%*
- Cost of risk: €121mn (+€48mn/3Q07)
  - 103bp in 3Q08 excluding the impairment charge on the investment portfolio
- Pre-tax income: €50mn (-70.8%/3Q07)

Net interest margin



3.05%
3.02%
3.07%
3.19%
3.22%
3Q07
4Q07
1Q08
2Q08
3Q08

Cost of risk



in €mn
73
217
101
123
121
73
131
86
35
66
44
79
26
95
3Q07
4Q07
1Q08
2Q08
3Q08
Impairment charge on the investment portfolio
Loan portfolio provisions

Strong sales and marketing drive

*at constant exchange rates



Emerging Retail Banking


6%

- Very good commercial performance
  - 4.5mn customers: +25%/3Q07
  - Deposits: + 28%/3Q07
- Robust revenue growth: +42.2%/3Q07
  - Mediterranean region (excluding TEB): +47%/3Q07
  - TEB (Turkey): +29%/3Q07
  - UkrSibbank (Ukraine): +87%/3Q07
- Operating expenses: +32.0%/3Q07
  - 40 branches opened in 3Q08 primarily in Turkey, Morocco and Egypt
  - Impact of accelerating inflation
- Cost of risk maintained at a low level: €43mn
  - Environment still spared the effects of the financial crisis in 3Q08
- Operating income: €163mn (+52.3%/3Q07)
- Pre-tax income: €208mn (+21.6%/3Q07)

Revenues 3Q08 (€495mn)


Others 2%
Mediterranean region (excl. TEB) 38%
TEB 15%
UkrSibbank 26%
Africa Indian Ocean 9%
French overseas territories 10%



Diversified exposure, hightened risk management

Personal Finance

13%

- Revenue growth: +11.6%/3Q07
  - Sustained growth in consolidated outstandings: +15.3%/3Q07
  - Upturn of margins on new loans
- Sharp Gross Operating Income growth: +14.8%/3Q07
  - Positive jaws effect of 2.5pts/3Q07
  - Accelerated implementation of the cost cutting programmes
- Cost of risk: 330 M€ (+€138mn/3Q07)
  - 236bp in 3Q08
  - Deteriorating delinquency rates due to the economic environment, especially in Spain (+€50mn/3Q07) and in Central Europe (+€14mn/3Q07)
- Pre-tax income: €137mn (-37.2%/3Q07)

Consolidated outstandings in 3Q08: €76.9bn



Eastern Europe 3%
Others 3%
Other Western Europe 14%
UK 0%
Spain 14%
France 53%
Italy 13%
Western Europe 94%



Focus on margins and costs in a context of rising cost of risk

Asset Management & Services
Results



16%

- Revenues: €1,205mn (-9.5%/3Q07)
  - Decline in the value of assets under management (-8.0%/30.09.07)
  - Fall in the number of retail investor transactions
  - Asset inflow concentrated on short-term products
- Operating expenses: -2.1%/3Q07
  - All the business units adapted to the slowdown in business
- Cost of risk: -€206mn
  - Lehman: -€169mn (primarily linked to the Securities Services' financing business)
  - UK subsidiaries of Icelandic banks: -€35mn (Cardif Pinnacle's deposits with two usual brokers)
- Pre-tax income: €134mn (€466mn in 3Q07)

Revenues per business unit



-9.5%
1,331
1,205
358
694
368
568
Securities Services
Insurance
Wealth &
Asset Management
in €mn
3Q07
3Q08

Operating expenses trend



+23%
+17%
+8%
+7%
0%
-2%
Var Q/Q-4
3Q07
4Q07
1Q08
2Q08
3Q08



Operating expenses have adjusted quickly in a difficult environment



Asset Management & Services
Assets Under Management

16%

- Very good net asset inflows in 3Q08: +€7.4bn (+€11.6bn in 9M08)
  - Private Banking: +€3.3bn, of which +€2.3bn in Europe and +€1.0bn in Asia
  - Asset Management: +€3.5bn primarily in money market funds

Net asset inflows in 3Q08



in €bn
Asset Management
+3.5
Private Banking
+3.3
Insurance
+0.2
Personal Investors
+0.2
Real Estate Services
+0.2
+7.4
TOTAL

- Assets under management: €542bn as at 30.09.08, stable (-0.7%)/30.06.08
  - Negative impact of falling equity markets
  - Positive impact of the rise in the US dollar

Assets under management



in €bn
546
30.06.08
Net asset inflows
+7
-20
Performance effect
Foreign exchange and other effects
+9
542
30.09.08



Positive asset inflows across all the business units



Corporate and Investment Banking
Results


27%

- Revenues: €2,058mn, +4.6%/3Q07
  - Client driven business sustained in particular due to the arrival of new customers
  - Direct impact of the financial crisis: -€289mn vs -€230mn in 3Q07
  - No accounting reclassification
- Operating expense flexibility: -16.5%/3Q07
  - Bonus calculation based on pre-tax income
  - Stable headcount vs 2Q08
- Cost of risk: -€1,032mn in 3Q08
  - €899mn in one-offs
  - 24bp in 3Q08 excluding the effect of the one-offs
- Pre-tax income: €38mn
  - Financing businesses: €273mn (+27.6%/3Q07)


Revenues and Client Revenues
Revenues
Client revenues
in €bn
2.0
1.4
1.3
1.9
2.1
3Q07
4Q07
1Q08
2Q08
3Q08


Pre-tax income
in €mn
760
306
318
523
38
3Q07
4Q07
1Q08
2Q08
3Q08



Good operating performance despite an unprecedented deepening of the crisis since September



Corporate and Investment Banking
Revenues



27%

- High commercial business volumes
  - Enhanced attractiveness
  - Volumes further boosted by the replacement of clients transactions formerly with Lehman
- Equity and Advisory: -14%/3Q07
  - Unprecedented market stress since September
- Fixed Income: revenues stable/3Q07
  - Good performance in Interest Rate and Forex
  - Continued negative impact of basis risk in Credit
- Financing businesses: +32%/3Q07
  - Conditions continue to adjust (margins, maturities, covenants, etc.)
  - Allocated equity under control (+ 5.2%/9M07)



Revenues
in €mn
1,968
572
523
1,852
750
713
2,058
492
690
3Q07
2Q08
3Q08
Equity and Advisory
Fixed Income
Financing Businesses



Very sustained client business in a market experiencing unprecedented turbulence

Corporate and Investment Banking
A Resilient Model Since the Crisis Began



27%



15-month CIB Pre-tax Income
in €bn, excluding own debt gains*
From July 07 to September 08
From June 07 to August 08
3Q08 Pre-tax income
GS 8.0 -0.3
BNPP 1.9 0.0
JPM -1.4 -0.5
MS -2.3 0.5
DB -2.7 -0.9
SG -6.8 -0.5
CS -6.9 -3.2
Citi -30.3 -4.3
ML -31.1 -5.9
UBS -31.3 -3.1

- Diversified business mix
  - Leading positions in businesses less affected by the crisis
- Enhanced attractiveness
- Stringent risk policy



Further improvement in the competitive position

*Sources: issuers





Fortis
Extension of the Integrated Model in Europe

All business units strengthened

- Retail Banking: creation of the #1 bank in the Euro zone by deposit base
  - Two new domestic networks
  - #1 in Belgium and Luxembourg (by deposits)
  - 1,100 branches and 3.3 million customers in both countries
- AMS: bolstered European leadership
  - #1 private bank in the Eurozone
  - #1 in life insurance in Belgium
  - #5 asset manager in Europe
- CIB: access to a large corporate and institutional customer base in Belgium and Luxembourg



Acquisition criteria observed

- Deal accretive as early as year 1
  - €500mn in synergies per year starting from 2011
  - No goodwill
- Limited execution risk
  - Similar French and Belgian banking models
  - Strong integration culture
- Financial strength further bolstered
  - Transfer of the structured credit portfolio to a SPV (10% stake)
  - Tier1 ratio improved 35bp



A deal fully consistent with BNP Paribas' strategy



Fortis
Main Stages of the Tie-Up*



Deal announced
6 October 2008
Stage 1
Consolidation
Acquisition of a 54% stake in Fortis Bank Belgium (which controls 51% Fortis Bank Luxembourg)
Payment in BNP Paribas shares: 88 million shares
Acquisition of 100% of Fortis Insurance Belgium paid in cash
Stage 2
Completion of capital transactions
Acquisition of a further 21% stake in Fortis Bank Belgium and 16% stake in Fortis Bank Luxembourg
Payment in BNP Paribas shares: 45 million shares
Valuing auditor's report
Board of Directors' approval
Combined General Meeting





Operational tie-up to start in December 2008*

** Subject to approval by banking and insurance regulators, in particular the CBFA and the CECEI, the competent antitrust authorities and the European Commission*

Sustained Growth in Risk-Weighted Assets

- Risk-weighted assets: +9.7%/01.01.08
- Organic growth drive in all business units:
  - Retail Banking +9.5%*: domestic markets little affected by the credit crunch
  - CIB +8.6%*: effects of re-intermediation and the Group's attractiveness
- BNP Paribas able to support its customers in the framework of the French Government's economic stimulus plan



Risk-weighted assets
Floor impact
Basel II before floor
+9.7%
in €bn
480
457
527
504
01.01.08
30.09.08



Sustained organic growth benefiting the real economy

* Allocated equity (Basel 2) 9M08/9M07



Solid Capital Base

- Tier 1 Capital: €40bn, +9.6%/01.01.08
- Impact of the Fortis deal: +€16bn
  - €9bn capital increase subscribed by the Belgian and Luxembourg governments
  - €6bn in minority interests
  - No goodwill
- €2.55bn contribution from the French economic stimulus plan
  - Non innovative hybrids issues


Tier 1 Capital
in €bn
+9.6%
36.5
9.1
27.4
40.0
10.3
29.7
16.0
3.5
12.5
2.55
58.6
16.4
42.2
01.01.08
30.09.08
Fortis Proforma
French plan Proforma
Proforma
Hybrids
Tier 1 excluding hybrids



Rise in Tier 1 capital without any dilution

Recognised Solvency

- Stable 7.6% Tier 1 ratio as at 30.09.08
  - Adapted to BNP Paribas' risk profile
  - Ensures one of the sector's best credit quality
- Calculated with the assumption of the same dividend payout ratio as in 2007 (40%)
  - Resolution within the authority of the Board of Directors scheduled to meet on 18 February 2009
- Effect of the floor: 0.3pt
  - Measured on 30 September 2008
  - Floor at 90% of the risk-weighted assets under Basel I, applicable until 31.12.08
- Expected effect of the Fortis deal: positive net impact of approximately 0.35pt


Tier 1 ratio
7.3%
7.3%
7.6%
7.6%
30.09.07
31.12.07
30.06.08
30.09.08
Basel I
Basel II

*"The Banque de France would like to stress that all of the banking groups concerned currently have entirely satisfactory levels of own funds. These levels are **consistent with or exceed those required of each credit institution by France's Commission bancaire depending on the nature of its activities and its risk profile.**"* *(Bank of France, 20 October 2008 press release)*



Financial strength enabling to pursue the growth strategy



A major competitive advantage

Senior CDS 5-year spreads



In bp
300
250
200
150
100
50
0
BNP Paribas
30.06.08: 70bp
30.09.08: 75bp
31.10.08: 60bp
June
July
August
September
October
UBS
CREDIT SUISSE
DEUTSCHE BANK
RBS
UNICREDIT
SANTANDER
SOCIETE GENERALE
RABOBANK
INTESA SAN PAOLO
CREDIT AGRICOLE
BNP PARIBAS



The lowest CDS spread among the peer Group

Conclusion



Strong momentum business
and enhanced attractiveness of all of BNP Paribas' businesses



Profits in each division
despite the unprecedented deepening of the financial crisis



A stronger position in Europe
with the Fortis acquisition
and the pursuit of sustained organic growth

3Q08
BNP Paribas Group

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**7,614**	**7,690**	**-1.0%**	7,517	**+1.3%**	**22,526**	**24,117**	**-6.6%**
Operating Expenses and Dep.	-4,635	-4,643	-0.2%	-4,852	-4.5%	-14,092	-14,077	+0.1%
Gross Operating Income	**2,979**	**3,047**	**-2.2%**	**2,665**	**+11.8%**	**8,434**	**10,040**	**-16.0%**
Provisions	-1,992	-462	n.s.	-662	n.s.	-3,200	-980	n.s.
Operating Income	**987**	**2,585**	**-61.8%**	**2,003**	**-50.7%**	**5,234**	**9,060**	**-42.2%**
Associated Companies	120	68	+76.5%	63	+90.5%	268	285	-6.0%
Other Non Operating Items	36	74	-51.4%	9	n.s.	390	134	n.s.
Non Operating Items	**156**	**142**	**+9.9%**	**72**	**+116.7%**	**658**	**419**	**+57.0%**
Pre-Tax Income	**1,143**	**2,727**	**-58.1%**	**2,075**	**-44.9%**	**5,892**	**9,479**	**-37.8%**
Tax Expense	-101	-589	-82.9%	-446	-77.4%	-1,117	-2,317	-51.8%
Minority Interests	-141	-111	+27.0%	-124	+13.7%	-388	-346	+12.1%
Net Income, Group Share	**901**	**2,027**	**-55.6%**	**1,505**	**-40.1%**	**4,387**	**6,816**	**-35.6%**
Cost/Income	**60.9%**	**60.4%**	**+0.5 pt**	**64.5%**	**-3.6 pt**	**62.6%**	**58.4%**	**+4.2 pt**



Direct Impact of the Financial Crisis on Revenues

Impact on Revenues *In million of euros*	3Q07	4Q07	1Q08	2Q08	3Q08	9M08	Crisis to date
CIB	**- 230**	**- 589**	**- 514**	**- 457**	**- 289**	**- 1,260**	**- 2,079**
LBO in the trading book	- 194	- 44	- 86	-	- 16	- 102	- 340
Securitisation	- 36	- 52	- 103	-	- 91	- 194	- 282
Credit adjustment on monolines	negl	- 456	- 182	- 457	- 55	- 694	- 1,150
Credit adjustment on other counterparties	negl	- 37	- 143	-	- 127	- 270	- 307
BancWest	-	-	-	-	**- 87**	**- 87**	**- 87**
Impairment charge on Fannie Mae and Freddie Mac preferred shares	-	-	-	-	- 87	- 87	- 87
AMS	-	-	**- 29**	-	**- 28**	**- 57**	**- 57**
Seed money	-	-	- 29	-	- 28	- 57	- 57
Corporate Center	-	-	-	-	**-103**	**-103**	**-103**
Impairment charge on equity investments	-	-	-	-	- 103	- 103	- 103
TOTAL IMPACT ON REVENUES	**- 230**	**- 589**	**- 543**	**- 457**	**- 507**	**- 1,507**	**- 2,326**
Gains on own debt (Corporate Center)	**+154**	**- 13**	**+183**	**-35**	**+123**	**+271**	**+412**


BNP PARIBAS

3Q08
Direct Impact of the Financial Crisis on the Cost of Risk

Impact on Cost of Risk *In millions of euros*	3Q07	4Q07	1Q08	2Q08	3Q08	9M08	Crisis to date
CIB	**- 68**	**- 138**	**- 129**	**- 85**	**- 899**	**- 1,113**	**- 1,319**
One-off increase of the provision on a portfolio basis	- 50	- 94	- 35	-	negl	- 35	- 179
Provisions on market counterparties	- 18	- 44	- 94	- 85	- 899	- 1,078	- 1,140
Of which monolines classified as doubtful	-	*- 44*	-	*- 85*	*- 462*	*- 547*	*- 591*
Of which Lehman (1)	-	-	-	-	*- 343*	*- 343*	*- 343*
Of which Icelandic banks	-	-	-	-	*- 83*	*- 83*	*- 83*
BancWest	**- 47**	**- 171**	**- 57**	**- 44**	**- 26**	**- 127**	**- 345**
One-off increase of the provision on a portfolio basis	- 47	- 40	- 22	-	-	- 22	- 109
Impairment charge on the investment portfolio	-	- 131	- 35	- 44	- 26	- 105	- 236
AMS	-	-	-	-	**- 204**	**- 204**	**- 204**
Lehman	-	-	-	-	- 169	- 169	- 169
Icelandic banks	-	-	-	-	- 35	- 35	- 35
Corporate Center	-	-	-	-	**- 65**	**- 65**	**- 65**
Provisions on market counterparties (Lehman)	-	-	-	-	- 65	- 65	- 65
TOTAL IMPACT ON COST OF RISK	**- 115**	**- 309**	**- 186**	**- 129**	**- 1,194**	**- 1,509**	**- 1,933**

(1) Replacement costs higher than anticipated due to market conditions



Number of Shares, Net Earnings and Assets per Share

Number of shares

in millions	30-Sep-08	30-Sep-07
Number of Shares (end of period)	912.0	936.7
Number of Shares excluding Treasury Shares (end of period)	902.7	895.8
Average number of Shares outstanding excluding Treasury Shares	896.8	899.1

Net Earnings per Share

in euros	9M08	9M07
Earnings Per Share (EPS)	4.69	7.42

Net Assets per Share

in euros	30-Sep-08	30-Sep-07
Book value per share (a)	**50.4**	**52.2**
of which net assets non reevaluated per share (a)	*50.3*	*47.7*

(a) Excluding undated participating subordinated notes

A Solid Financial Structure

Equity

in billions of euros	30-Sep-08	31-Dec-07	30-Sep-07
Shareholders' equity Group share, not re-evaluated (a)	43.8	40.7	40.1
Valuation Reserve	0.1	3.3	4.0
incl. BNP Paribas Capital	*1.2*	*1.7*	*1.8*
Total Capital ratio	10.9%	10.0%	10.5%
Tier One Ratio	7.6% (b)	7.3% (c)	7.3% (c)

(a) Excluding undated participating subordinated notes and after estimated distribution

(b) On estimated Basel II risk weighted assets of €526.7bn as at 30.09.08

(c) On Basel I risk weighted assets of €540.4bn as at 31.12.07 and €520.4bn as at 30.09.07

Coverage ratio

in billions of euros	30-Sep-08	30-Sep-07
Doubtful loans and commitments (1)	15.8	14.3
Allowance for loan losses	13.9	12.7
Coverage ratio	88%	89%

(1) Gross doubtful loans, balance sheet and off-balance sheet

Notations

Moody's	**Aa1**	Stable Outlook	**Reaffirmed on 7 October 2008**
S&P	**AA+**	Negative Outlook	**Updated on 6 October 2008**
Fitch	**AA**	Stable Outlook	**Reaffirmed on 21 October 2008**



9M08
Trend in the Cost of Risk per Division

Cost of risk

Net provisions/Basel I risk-weighted assets (in bp)



FRB
26
32
39
25
18
17
14
2002
2003
2004
2005
2006
2007
9M08



BNL bc
67
65
2006*
2007
9M08



BancWest
38
30
16
10
15
31
57**
2002
2003
2004
2005
2006
2007



46**
79
9M08



Personal Finance
2002
2003
2004
2005
2006***
2007



9M08



CIB
62
62
7
-9
-17
2
2002
2003
2004
2005
2006
2007



70**
4
9M08

* Pro-forma on a full-year basis ** Direct impact of the financial crisis *** Excluding one-off write-backs



French Retail Banking
Excluding PEL/CEL Effects

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**1,465**	**1,443**	**+1.5%**	**1,514**	**-3.2%**	**4,499**	**4,389**	**+2.5%**
Incl. Net Interest Income	*826*	*788*	*+4.8%*	*817*	*+1.1%*	*2,469*	*2,356*	*+4.8%*
Incl. Commissions	*639*	*655*	*-2.4%*	*697*	*-8.3%*	*2,030*	*2,033*	*-0.1%*
Operating Expenses and Dep.	-1,011	-1,011	+0.0%	-985	+2.6%	-2,971	-2,938	+1.1%
Gross Operating Income	**454**	**432**	**+5.1%**	**529**	**-14.2%**	**1,528**	**1,451**	**+5.3%**
Provisions	-40	-36	+11.1%	-37	+8.1%	-106	-99	+7.1%
Operating Income	**414**	**396**	**+4.5%**	**492**	**-15.9%**	**1,422**	**1,352**	**+5.2%**
Non Operating Items	-1	-1	+0.0%	1	n.s.	0	0	n.s.
Pre-Tax Income	**413**	**395**	**+4.6%**	**493**	**-16.2%**	**1,422**	**1,352**	**+5.2%**
Income Attributable to AMS	-28	-30	-6.7%	-32	-12.5%	-95	-106	-10.4%
Pre-Tax Income of French Retail Bkg	**385**	**365**	**+5.5%**	**461**	**-16.5%**	**1,327**	**1,246**	**+6.5%**
Cost/Income	69.0%	70.1%	-1.1 pt	65.1%	+3.9 pt	66.0%	66.9%	-0.9 pt
Allocated Equity (€bn)						3.9	3.8	+4.5%

Including 100 % of French Private Banking for Revenues to Pre-tax income line items



French Retail Banking
Volumes

Average volumes (in billions of euros)	Outstandings 3Q08	%Change 1 year 3Q08/3Q07	%Change 1 quarter 3Q08/2Q08	Outstandings 9M08	%Change 1 year 9M08/9M07
LOANS	**118.3**	**+10.5%**	**+2.4%**	**115.3**	**+11.1%**
Individual Customers	61.0	+7.1%	+2.7%	59.6	+7.3%
Incl. Mortgages	53.1	+7.7%	+3.0%	51.9	+8.0%
Incl. Consumer Lending	7.8	+2.8%	+0.7%	7.8	+2.6%
Corporates	54.2	+15.1%	+2.0%	52.5	+16.8%
DEPOSITS AND SAVINGS	**95.4**	**+9.2%**	**+0.6%**	**94.9**	**+11.0%**
Cheque and Current Accounts	37.6	+3.1%	-0.5%	37.7	+5.2%
Savings Accounts	35.7	-2.5%	-1.6%	36.0	-2.6%
Market Rate Deposits	22.2	+54.1%	+6.3%	21.2	+67.2%

In billions of euros	30-Sep-08	%Change 30.09.08 /30.09.07	%Change 30.09.08 /30.06.08
FUNDS UNDER MANAGEMENT			
Life Insurance	57.9	+1.7%	-0.4%
Mutual funds (1)	74.3	-3.7%	+9.0%

(1) Does not include Luxemburg registered funds (PARVEST). Source: Europerformance



BNP PARIBAS

French Retail Banking
Including PEL/CEL Effects

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**1,470**	**1,467**	**+0.2%**	**1,516**	**-3.0%**	**4,507**	**4,460**	**+1.1%**
Incl. Net Interest Income	*831*	*812*	*+2.3%*	*819*	*+1.5%*	*2,477*	*2,427*	*+2.1%*
Incl. Commissions	*639*	*655*	*-2.4%*	*697*	*-8.3%*	*2,030*	*2,033*	*-0.1%*
Operating Expenses and Dep.	-1,011	-1,011	+0.0%	-985	+2.6%	-2,971	-2,938	+1.1%
Gross Operating Income	**459**	**456**	**+0.7%**	**531**	**-13.6%**	**1,536**	**1,522**	**+0.9%**
Provisions	-40	-36	+11.1%	-37	+8.1%	-106	-99	+7.1%
Operating Income	**419**	**420**	**-0.2%**	**494**	**-15.2%**	**1,430**	**1,423**	**+0.5%**
Non Operating Items	-1	-1	+0.0%	1	n.s.	0	0	n.s.
Pre-Tax Income	**418**	**419**	**-0.2%**	**495**	**-15.6%**	**1,430**	**1,423**	**+0.5%**
Income Attributable to AMS	-28	-30	-6.7%	-32	-12.5%	-95	-106	-10.4%
Pre-Tax Income of French Retail Bkg	**390**	**389**	**+0.3%**	**463**	**-15.8%**	**1,335**	**1,317**	**+1.4%**

Including 100 % of French Private Banking for Revenues to Pre-tax income line items

- Net interest income not representative of French Retail Banking's commercial business
  - Because impacted by variations in the PEL/CEL provision
- PEL/CEL effects: €5mn in 3Q08 compared to €24mn in 3Q07


BNP PARIBAS

BNL banca commerciale

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	710	668	+6.3%	685	+3.6%	2,075	1,951	+6.4%
Operating Expenses and Dep.	-432	-428	+0.9%	-430	+0.5%	-1,279	-1,266	+1.0%
Gross Operating Income	278	240	+15.8%	255	+9.0%	796	685	+16.2%
Provisions	-114	-92	+23.9%	-66	+72.7%	-264	-223	+18.4%
Operating Income	164	148	+10.8%	189	-13.2%	532	462	+15.2%
Non Operating Items	0	0	n.s.	1	n.s.	1	-1	n.s.
Pre-Tax Income	164	148	+10.8%	190	-13.7%	533	461	+15.6%
Income Attributable to AMS	0	-2	n.s.	-3	n.s.	-5	-5	+0.0%
Pre-Tax Income of BNL bc	164	146	+12.3%	187	-12.3%	528	456	+15.8%
Cost/Income	60.8%	64.1%	-3.3 pt	62.8%	-2.0 pt	61.6%	64.9%	-3.3 pt
Allocated Equity (€bn)						3.5	3.1	+13.2%

Including 100% of Italian Private Banking for Revenue to Pre-Tax Income line items

- Revenues*: +6.3%/3Q07
  - Effect of synergies: €20mn in 3Q08
  - Net interest income: sharp loan volume growth
  - Fees up: significant rise in cross-selling, notably with corporates
- Operating expenses*: +0.9%/3Q07
  - Effect of synergies: €18mn in 3Q08
- Pre-tax income**: +12.3%/3Q07

** Including 100% of Italian Private Banking ** Including 2/3 of Italian Private Banking*



BNL banca commerciale
Volumes

Average volumes (in billions of euros)	Outstandings 3Q08	%Change 1 year 3Q08/3Q07	%Change 1 quarter 3Q08/2Q08	Outstandings 9M08	%Change 1 year 9M08/9M07
LOANS *	**61.7**	**+15.3%**	**+3.1%**	**59.6**	**+14.6%**
Individual Customers	26.7	+11.2%	+2.8%	26.0	+10.0%
Incl. Mortgages	18.6	+7.6%	+0.8%	18.4	+8.6%
Corporates	35.0	+18.6%	+3.4%	33.7	+18.3%
DEPOSITS AND SAVINGS *	**41.8**	**+2.6%**	**-0.9%**	**41.6**	**+1.8%**
Individual Customers	21.1	+4.0%	-0.6%	20.9	+2.1%
Corporates	12.3	+6.3%	-0.0%	12.1	+5.9%
Bonds sold to individuals	8.4	-5.4%	-2.7%	8.6	-3.9%

Including the transfer of €0.7bn of loans and €0.2bn of deposits from Corporates to Small Businesses booked under Individual Customers

In billions of euros	30-Sep-08	%Change 30.09.08 /30.09.07	%Change 30.09.08 /30.06.08
FUNDS UNDER MANAGEMENT			
Mutual funds	8.3	-25.6%	-14.3%
Life Insurance	9.2	-10.1%	-0.8%



BNL
Synergies

- Synergies booked in 3Q08
  - Gross revenue synergies: €37mn, of which €20mn for BNL bc
  - Marginal costs*: €14mn, of which €9mn for BNL bc
  - Cost synergies: €36mn, of which €27mn for BNL bc

- 87% of the revised plan's synergies already achieved by 30 September 2008
  - Net revenue synergies: €156mn (68% of the revised total for 2009)
  - Cost synergies: €323mn (101% of the 2009 revised total)



Synergy progress
2006
2007
2008
2009
185
207
120
€550mn revised plan
in €mn
185
170
86
€479mn achieved
87%
2006 Accounts
2007 Accounts
2008 Accounts
Full year effect of synergies already implemented



Synergies realised in 3Q08
37
-14
36
59
20
-9
27
38
in €mn
Gross revenue synergies
Marginal costs*
Costs synergies
Total synergies
BNL bc
divisions

A proven integration track record



BNP PARIBAS

* Costs associated with achieving revenue synergies

International Retail Services

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**2,170**	**2,010**	**+8.0%**	**2,153**	**+0.8%**	**6,431**	**5,921**	**+8.6%**
Operating Expenses and Dep.	-1,249	-1,127	+10.8%	-1,222	+2.2%	-3,673	-3,375	+8.8%
Gross Operating Income	**921**	**883**	**+4.3%**	**931**	**-1.1%**	**2,758**	**2,546**	**+8.3%**
Provisions	-533	-304	+75.3%	-471	+13.2%	-1,387	-746	+85.9%
Operating Income	**388**	**579**	**-33.0%**	**460**	**-15.7%**	**1,371**	**1,800**	**-23.8%**
Associated Companies	23	20	+15.0%	21	+9.5%	65	62	+4.8%
Other Non Operating Items	40	69	-42.0%	0	n.s.	155	78	+98.7%
Pre-Tax Income	**451**	**668**	**-32.5%**	**481**	**-6.2%**	**1,591**	**1,940**	**-18.0%**
Cost/Income	57.6%	56.1%	+1.5 pt	56.8%	+0.8 pt	57.1%	57.0%	+0.1 pt
Allocated Equity (€bn)						8.5	7.7	+10.4%

At constant scope and exchange rates/3Q07: Revenues: +7.1%; Operating expenses: +10.8%; GOI: +2.2%

- USD/EUR exchange rate variation: -8.6% 3Q08/3Q07
- Revenues excluding the €87mn one-off loss on Freddie Mac and Fannie Mae preferred shares: +12.3%/3Q07

BancWest

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**433**	**500**	**-13.4%**	**485**	**-10.7%**	**1,427**	**1,501**	**-4.9%**
Operating Expenses and Dep.	-263	-260	+1.2%	-247	+6.5%	-771	-789	-2.3%
Gross Operating Income	**170**	**240**	**-29.2%**	**238**	**-28.6%**	**656**	**712**	**-7.9%**
Provisions	-121	-73	+65.8%	-123	-1.6%	-345	-118	n.s.
Operating Income	**49**	**167**	**-70.7%**	**115**	**-57.4%**	**311**	**594**	**-47.6%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	1	4	-75.0%	0	n.s.	5	10	-50.0%
Pre-Tax Income	**50**	**171**	**-70.8%**	**115**	**-56.5%**	**316**	**604**	**-47.7%**
Cost/Income	60.7%	52.0%	+8.7 pt	50.9%	+9.8 pt	54.0%	52.6%	+1.4 pt
Allocated Equity (€bn)						2.3	2.4	-5.9%

At constant scope and exchange rates/3Q07: Revenues: -5.6%; Operating expenses: +10.2%; GOI: -22.9%

- Revenues
  - €87mn one-off loss on Freddie Mac and Fannie Mae preferred shares
  - Revenues excluding this one-off loss and at constant scope and exchange rates: +13.4%



BancWest
Details Relative to the Loan Portfolio

- **Loan portfolio**: limited deterioration in the crisis
  - **30-day delinquency rates:**
    - First Mortgage Loans 152bp vs 115bp in 2Q08
    - Home Equity Loans 83bp vs 72bp in 2Q08
    - Consumer Loans 145bp vs 114bp in 2Q08
  - **Non Performing Loans/Loans**: 131bp vs 115bp in 2Q08
  - **Net charge-offs (€63mn):** 70bp vs 88bp in 2Q08
- **Provisions:** 134bp of outstandings vs 128bp in 2Q08

Outstanding loans in 3Q08: €38.2bn



Corporate loans
25%
Consumer loans
23%
Commercial
Real estate
24%
Mortgages
28%



Emerging Retail Banking

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**495**	**348**	**+42.2%**	**440**	**+12.5%**	**1,338**	**1,005**	**+33.1%**
Operating Expenses and Dep.	-289	-219	+32.0%	-276	+4.7%	-827	-645	+28.2%
Gross Operating Income	**206**	**129**	**+59.7%**	**164**	**+25.6%**	**511**	**360**	**+41.9%**
Provisions	-43	-22	+95.5%	-22	+95.5%	-101	-49	+106.1%
Operating Income	**163**	**107**	**+52.3%**	**142**	**+14.8%**	**410**	**311**	**+31.8%**
Associated Companies	5	6	-16.7%	5	+0.0%	13	12	+8.3%
Other Non Operating Items	40	58	-31.0%	0	n.s.	151	59	n.s.
Pre-Tax Income	**208**	**171**	**+21.6%**	**147**	**+41.5%**	**574**	**382**	**+50.3%**
Cost/Income	58.4%	62.9%	-4.5 pt	62.7%	-4.3 pt	61.8%	64.2%	-2.4 pt
Allocated Equity (€bn)						2.1	1.4	+51.7%

At constant scope and exchange rates/3Q07: Revenues: +33.9%; Operating expenses: +29.1%; GOI: +42.2%

- Cost of risk maintained at a low level: €43mn
  - +€21mn compared to a very low 3Q07 base period
- Other non operating items:
  - Partial disposal of business units in Lebanon: €37mn in capital gains
  - Reminder: Bank of Nanjing's dilution capital gain in 3Q07 (€52mn)



Personal Finance

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**968**	**867**	**+11.6%**	**944**	**+2.5%**	**2,824**	**2,537**	**+11.3%**
Operating Expenses and Dep.	-518	-475	+9.1%	-517	+0.2%	-1,538	-1,421	+8.2%
Gross Operating Income	**450**	**392**	**+14.8%**	**427**	**+5.4%**	**1,286**	**1,116**	**+15.2%**
Provisions	-330	-192	+71.9%	-274	+20.4%	-834	-530	+57.4%
Operating Income	**120**	**200**	**-40.0%**	**153**	**-21.6%**	**452**	**586**	**-22.9%**
Associated Companies	18	17	+5.9%	17	+5.9%	56	57	-1.8%
Other Non Operating Items	-1	1	n.s.	0	n.s.	-1	1	n.s.
Pre-Tax Income	**137**	**218**	**-37.2%**	**170**	**-19.4%**	**507**	**644**	**-21.3%**
Cost/Income	53.5%	54.8%	-1.3 pt	54.8%	-1.3 pt	54.5%	56.0%	-1.5 pt
Allocated Equity (€bn)						2.6	2.4	+8.9%

At constant scope and exchange rates/3Q07: Revenues: +8.1% ; Operating expenses: +5.3%; GOI: +11.6%

- Cost/income ratio improved 1.3pt at 53.5%
- Acquisition by Personal Finance Belgium of Fidexis, Laser's Belgian subsidiary, as part of the international agreement with Laser
  - First step in the optimisation of Personal Finance and LaSer' European operations (Poland and Portugal planned)



Equipment Solutions

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**274**	**295**	**-7.1%**	**284**	**-3.5%**	**842**	**878**	**-4.1%**
Operating Expenses and Dep.	-179	-173	+3.5%	-182	-1.6%	-537	-520	+3.3%
Gross Operating Income	**95**	**122**	**-22.1%**	**102**	**-6.9%**	**305**	**358**	**-14.8%**
Provisions	-39	-17	+129.4%	-52	-25.0%	-107	-49	+118.4%
Operating Income	**56**	**105**	**-46.7%**	**50**	**+12.0%**	**198**	**309**	**-35.9%**
Associated Companies	0	-3	n.s.	-1	n.s.	-4	-7	-42.9%
Other Non Operating Items	0	6	n.s.	0	n.s.	0	8	n.s.
Pre-Tax Income	**56**	**108**	**-48.1%**	**49**	**+14.3%**	**194**	**310**	**-37.4%**
Cost/Income	65.3%	58.6%	+6.7 pt	64.1%	+1.2 pt	63.8%	59.2%	+4.6 pt
Allocated Equity (€bn)						1.5	1.5	+1.3%

- Good sales and marketing drive
  - Increased business in equipment leasing
  - *Growth in financed car fleets: +9.8%/3Q07*
- Revenue growth again impacted by falling used car prices



International Retail Services
Business Trends

Average outstandings in €bn	3Q08	3Q07	Change / 3Q07 at historical scope	Change / 3Q07 at constant scope and exchange rates	2Q08	Change / 2Q08 at historical scope	Change / 2Q08 at constant scope and exchange rates
BRANCH BANKING							
BancWest							
Deposits	33.1	30.3	+9.1%	+7.7%	29.1	+13.9%	+1.8%
Loans	38.2	33.3	+14.6%	+13.2%	33.2	+15.0%	+2.8%
Consumer Loans	*8.8*	*8.6*	*+2.0%*	*+0.8%*	*7.8*	*+12.3%*	*+0.4%*
Mortgages	*10.8*	*9.1*	*+18.8%*	*+17.4%*	*9.4*	*+15.2%*	*+3.0%*
Commercial Real Estate	*9.3*	*8.1*	*+14.7%*	*+13.3%*	*8.0*	*+16.4%*	*+4.1%*
Corporate loans	*9.3*	*7.5*	*+23.9%*	*+22.4%*	*8.0*	*+16.1%*	*+3.8%*
Emerging Retail Banking*							
Deposits	27.8	17.5	+59.2%	+27.7%	24.6	+13.2%	+7.5%
Loans	25.3	17.9	+41.4%	+38.6%	22.8	+11.2%	+7.0%
PERSONAL FINANCE							
Total consolidated outstandings	76.9	66.7	+15.3%	+14.7%	74.2	+3.7%	+3.7%
Consumer Loans	*41.4*	*36.6*	*+13.0%*	*+12.2%*	*40.3*	*+2.6%*	*+2.6%*
Mortgages	*35.5*	*30.1*	*+18.1%*	*+17.8%*	*33.8*	*+5.0%*	*+4.9%*
Total outstandings under management**	109.4	94.2	+16.1%	+15.8%	105.7	+3.4%	+3.6%
EQUIPMENT SOLUTIONS							
Total consolidated outstandings	29.7	28.3	+5.2%	+6.1%	29.4	+1.2%	+1.1%
Leasing	*21.7*	*21.4*	*+1.6%*	*+4.1%*	*21.5*	*+1.0%*	*+1.0%*
Long Term Leasing with Services	*8.0*	*6.9*	*+16.3%*	*+12.7%*	*7.8*	*+1.9%*	*+1.4%*
Total outstandings under management**	30.1	28.5	+5.6%	+6.5%	29.7	+1.3%	+1.3%
Financed vehicles (in thousands of vehicles)	584	532	+9.8%	n.s.	571	+2.3%	n.s.
included in total managed vehicles	668	623	+7.3%	n.s.	660	+1.2%	n.s.

* Including Sahara Bank in 3Q08 & 2Q08

** Including 100% of outstandings in subsidiaries not wholly-owned and partnerships



Asset Management & Services

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**1,205**	**1,331**	-9.5%	**1,396**	-13.7%	**3,864**	**3,941**	-2.0%
Operating Expenses and Dep.	-855	-873	-2.1%	-867	-1.4%	-2,567	-2,467	+4.1%
Gross Operating Income	**350**	**458**	**-23.6%**	**529**	**-33.8%**	**1,297**	**1,474**	**-12.0%**
Provisions	-206	-1	n.s.	-4	n.s.	-206	-3	n.s.
Operating Income	**144**	**457**	**-68.5%**	**525**	**-72.6%**	**1,091**	**1,471**	**-25.8%**
Associated Companies	-8	5	n.s.	11	n.s.	11	23	-52.2%
Other Non Operating Items	-2	4	n.s.	0	n.s.	-2	9	n.s.
Pre-Tax Income	**134**	**466**	**-71.2%**	**536**	**-75.0%**	**1,100**	**1,503**	**-26.8%**

Cost/Income	71.0%	65.6%	+5.4 pt	62.1%	+8.9 pt	66.4%	62.6%	+3.8 pt
Allocated Equity (€bn)						4.6	4.0	+14.4%


BNP PARIBAS

Asset Management & Services Business

	30-Sep-08	30-Sep-07	30-Sep-08 / 30-Sep-07	30-Jun-08	30-Sep-08 / 30-Jun-08
Assets under management (in €bn)	**542**	**590**	**-8.0%**	**546**	**-0.7%**
Asset management	253	282	-10.3%	255	-0.8%
Private Banking and Personal Investors	177	190	-6.8%	178	-0.6%
Real Estate Services	8	7	+11.2%	8	+3.1%
Insurance	104	110	-5.6%	105	-1.1%

	3Q08	3Q07	3Q08/3Q07	2Q08	3Q08/2Q08
Net asset inflows (in €bn)	**7.4**	**-2.6**	**n.s.**	**-1.6**	**n.s.**
Asset management	3.5	-4.4	n.s.	-6.1	n.s.
Private Banking and Personal Investors	3.5	2.0	+78.3%	3.4	+2.4%
Real Estate Services	0.2	-1.3	n.s.	0.2	+5.1%
Insurance	0.2	1.2	-81.0%	0.9	-75.9%

	30-Sep-08	30-Sep-07	30-Sep-08 / 30-Sep-07	30-Jun-08	30-Sep-08 / 30-Jun-08
Securities Services					
Assets under custody (in €bn)	3,547	3,977	-10.8%	3,655	-3.0%
Assets under administration (in €bn)	634	843	-24.8%	739	-14.2%
	3Q08	3Q07	3Q08/3Q07	2Q08	3Q08/2Q08
Number of transactions (in millions)	13.4	11.8	+13.6%	13.1	+2.8%



Asset Management & Services
Breakdown of Assets by Customer Segment

Breakdown of assets by customer segment


€584bn
€542bn
27%
28%
Corporate & Institutional
62%
Individuals
61%
11%
External distribution
11%
31 December 2007
30 September 2008

Predominance of individual customers



Asset Management
Breakdown of Managed Assets

31.12.07


Money Market
23%
Bonds
18%
Alternative, structured and index-based
18%
Diversified
18%
Equities
23%

59%

€278bn

30.09.08


Money Market
28%
Bonds
18%
Alternative, structured and index-based
18%
Diversified
18%
Equities
18%

54%

€253bn





Shift from equity funds to money market funds

Asset Management & Services
Wealth & Asset Management

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**568**	**694**	**-18.2%**	**662**	**-14.2%**	**1,830**	**2,041**	**-10.3%**
Operating Expenses and Dep.	-431	-469	-8.1%	-448	-3.8%	-1,319	-1,340	-1.6%
Gross Operating Income	**137**	**225**	**-39.1%**	**214**	**-36.0%**	**511**	**701**	**-27.1%**
Provisions	-10	-1	n.s.	0	n.s.	-8	-2	n.s.
Operating Income	**127**	**224**	**-43.3%**	**214**	**-40.7%**	**503**	**699**	**-28.0%**
Associated Companies	1	-2	n.s.	3	-66.7%	4	3	+33.3%
Other Non Operating Items	0	1	n.s.	0	n.s.	0	6	n.s.
Pre-Tax Income	**128**	**223**	**-42.6%**	**217**	**-41.0%**	**507**	**708**	**-28.4%**
Cost/Income	75.9%	67.6%	+8.3 pt	67.7%	+8.2 pt	72.1%	65.7%	+6.4 pt
Allocated Equity (€bn)						1.0	0.7	+33.0%

- Substantial net asset inflow in Asset Management and Private Banking
  - Private Banking: +€9.5bn in 9M08 (+€8.9bn in 9M07)
  - Money market funds in Asset Management: +€6.5bn in 9M08 (-€1.7bn in 9M07)



Asset Management & Services
Insurance

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**368**	**358**	**+2.8%**	**392**	**-6.1%**	**1,113**	**1,066**	**+4.4%**
Operating Expenses and Dep.	-182	-168	+8.3%	-181	+0.6%	-536	-488	+9.8%
Gross Operating Income	**186**	**190**	**-2.1%**	**211**	**-11.8%**	**577**	**578**	**-0.2%**
Provisions	-41	0	n.s.	-4	n.s.	-43	-1	n.s.
Operating Income	**145**	**190**	**-23.7%**	**207**	**-30.0%**	**534**	**577**	**-7.5%**
Associated Companies	-10	7	n.s.	8	n.s.	6	20	-70.0%
Other Non Operating Items	-2	3	n.s.	0	n.s.	-2	3	n.s.
Pre-Tax Income	**133**	**200**	**-33.5%**	**215**	**-38.1%**	**538**	**600**	**-10.3%**
Cost/Income	49.5%	46.9%	+2.6 pt	46.2%	+3.3 pt	48.2%	45.8%	+2.4 pt
Allocated Equity (€bn)						3.3	3.0	+9.2%

- Revenues: €368mn, or +2.8%/3Q07
  - Impact of the fair value accounting of market instruments: -€46mn in 3Q08 compared to -€14mn in 3Q07
  - Excluding this impact, +11% revenue growth
  - French life insurance gross asset inflows down -9% in 9M08 (vs -10% for the market)
- Cost of risk: -€35mn on UK subsidiaries of Icelandic banks (Cardif Pinnacle's deposits with two usual brokers)



Asset Management & Services
Securities Services

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**269**	**279**	**-3.6%**	**342**	**-21.3%**	**921**	**834**	**+10.4%**
Operating Expenses and Dep.	-242	-236	+2.5%	-238	+1.7%	-712	-639	+11.4%
Gross Operating Income	**27**	**43**	**-37.2%**	**104**	**-74.0%**	**209**	**195**	**+7.2%**
Provisions	-155	0	n.s.	0	n.s.	-155	0	n.s.
Operating Income	**-128**	**43**	**n.s.**	**104**	**n.s.**	**54**	**195**	**-72.3%**
Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**-127**	**43**	**n.s.**	**104**	**n.s.**	**55**	**195**	**-71.8%**
Cost/Income	90.0%	84.6%	+5.4 pt	69.6%	+20.4 pt	77.3%	76.6%	+0.7 pt
Allocated Equity (€bn)						0.3	0.3	+21.8%

- Rise in the number of transactions: +13.6%/3Q07
- Provisions on Lehman: -€155mn (related to the financing business)



Corporate and Investment Banking

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**2,058**	**1,968**	**+4.6%**	**1,852**	**+11.1%**	**5,221**	**6,797**	**-23.2%**
Operating Expenses and Dep.	-989	-1,185	-16.5%	-1,256	-21.3%	-3,197	-3,821	-16.3%
Gross Operating Income	**1,069**	**783**	**+36.5%**	**596**	**+79.4%**	**2,024**	**2,976**	**-32.0%**
Provisions	-1,032	-29	n.s.	-86	n.s.	-1,172	86	n.s.
Operating Income	**37**	**754**	**-95.1%**	**510**	**-92.7%**	**852**	**3,062**	**-72.2%**
Associated Companies	0	0	n.s.	0	n.s.	1	9	-88.9%
Other Non Operating Items	1	6	-83.3%	13	-92.3%	26	78	-66.7%
Pre-Tax Income	**38**	**760**	**-95.0%**	**523**	**-92.7%**	**879**	**3,149**	**-72.1%**
Cost/Income	48.1%	60.2%	-12.1 pt	67.8%	-19.7 pt	61.2%	56.2%	+5.0 pt
Allocated Equity (€bn)						10.2	9.4	+8.6%

- Revenues
  - No accounting reclassification
- Cost/income ratio not representative because bonuses calculated on pre-tax income
- Cost of risk: -€1,032mn in 3Q08, worsened by €899mn in one-offs
  - Monoline insurers: -€462mn
  - Lehman: -€343mn (replacement costs higher than anticipated due to market conditions)
  - Icelandic banks: -€83mn



Corporate and Investment Banking
Advisory and Capital Markets

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**1,368**	**1,445**	**-5.3%**	**1,139**	**+20.1%**	**3,215**	**4,859**	**-33.8%**
Incl. Equity and Advisory	*492*	*572*	*-14.0%*	*750*	*-34.4%*	*1,558*	*2,212*	*-29.6%*
Incl. Fixed Income	*876*	*873*	*+0.3%*	*389*	*+125.2%*	*1,657*	*2,648*	*-37.4%*
Operating Expenses and Dep.	-695	-893	-22.2%	-955	-27.2%	-2,312	-2,938	-21.3%
Gross Operating Income	**673**	**552**	**+21.9%**	**184**	**n.s.**	**903**	**1,921**	**-53.0%**
Provisions	-909	-12	n.s.	-43	n.s.	-1,046	-12	n.s.
Operating Income	**-236**	**540**	**n.s.**	**141**	**n.s.**	**-143**	**1,909**	**n.s.**
Associated Companies	0	0	n.s.	0	n.s.	1	9	-88.9%
Other Non Operating Items	1	6	-83.3%	12	-91.7%	25	29	-13.8%
Pre-Tax Income	**-235**	**546**	**n.s.**	**153**	**n.s.**	**-117**	**1,947**	**n.s.**
Cost/Income	50.8%	61.8%	-11.0 pt	83.8%	-33.0 pt	71.9%	60.5%	+11.4 pt
Allocated Equity (€bn)						3.7	3.2	+15.1%

- Equity: acquisition completed of Bank of America's Prime Brokerage business
  - Integration in 4Q08 results
- Fixed income: high revenues
  - Fair value adjustments taken as cost of risk this quarter


BNP PARIBAS

VaR (1 day-99%) by Type of Risk



Average VaR
in €mn
67
68
73
87
80
30.09.07
31.12.07
31.03.08
30.06.08
30.09.08
VaR on the last market day trading
in €mn
5
38
25
30
-48
4
48
26
46
-60
7
42
33
50
-69
10
68
43
37
-81
3
20
46
48
91
-106
Commodities
Forex & Others
Equities
Interest Rates
Credit
Nettings

- Average VaR stable at €80mn in 3Q08
  - Sharp rise in the credit VaR due to widening credit spreads and basis risk
- Models held up well in unprecedented stress conditions



BNP PARIBAS

Corporate and Investment Banking
Advisory and Capital Markets

- Recognised global franchises
  - Most Innovative in Equity Derivatives, Worldwide (The Banker - Aug. 08)
- A stronger position in Europe
  - #9 M&A Any European announced deals, Q3 2008 (Dealogic - Sept. 08)
- A strong presence in Asia
  - Structured Products Asia Awards for Excellence 2008 - House of the Year (Structured Products Magazine - Sept. 08)
  - Best Credit Derivatives Provider in Asia (Global Finance - Sept. 08)
  - #1 for Overall FX Services for Financial Institutions for the 3rd year consecutive (Asiamoney - Aug. 08)


The Banker 2008
MOST INNOVATIVE IN
EQUITY DERIVATIVES


dealogic


GLOBAL FINANCE


ASIAMONEY
POLLS
2008

Corporate and Investment Banking
Financing Business

In millions of euros	3Q08	3Q07	3Q08/ 3Q07	2Q08	3Q08/ 2Q08	9M08	9M07	9M08/ 9M07
Revenues	**690**	**523**	**+31.9%**	**713**	**-3.2%**	**2,006**	**1,938**	**+3.5%**
Operating Expenses and Dep.	-294	-292	+0.7%	-301	-2.3%	-885	-883	+0.2%
Gross Operating Income	**396**	**231**	**+71.4%**	**412**	**-3.9%**	**1,121**	**1,055**	**+6.3%**
Provisions	-123	-17	n.s.	-43	n.s.	-126	98	n.s.
Operating Income	**273**	**214**	**+27.6%**	**369**	**-26.0%**	**995**	**1,153**	**-13.7%**
Non Operating Items	0	0	n.s.	1	n.s.	1	49	-98.0%
Pre-Tax Income	**273**	**214**	**+27.6%**	**370**	**-26.2%**	**996**	**1,202**	**-17.1%**
Cost/Income	42.6%	55.8%	-13.2 pt	42.2%	+0.4 pt	44.1%	45.6%	-1.5 pt
Allocated Equity (€bn)						6.5	6.1	+5.2%

- Revenues: €690mn (+32%/3Q07 that was impacted by fair value adjustment of LBO underwriting commitments)
  - Commodity Trade Finance: fall in oil prices partly offset by the rise in the dollar
- Operating expenses stable/3Q07
- Allocated equity: +5.2%/9M07
  - Controlled growth in risk-weighted assets
  - Fall in the dollar/9M07



BNP PARIBAS

Corporate and Investment Banking
Financing Business

- Stronger positioning in Europe
  - #2 EMEA Bookrunner of syndicated loans (Dealogic, 9 months 2008 and Bloomberg, Q3 2008 - Oct. 2008)
- Recognised global franchises
  - World's Best Global Bank in Trade Finance (Global Finance - Aug. 2008)
  - #1 Mandated Lead Arranger of all Export Credit Agency Backed Trade Finance Loans, 9 months 2008 (Dealogic - Oct. 2008)
  - #3 Mandated Arranger of Global Project Finance Loans - Q3 2008 (Thomson Reuters - Oct. 2008)
- Major presence in Asia
  - #3 Mandated Arranger of Asia Pacific (excl. Japan) global trade finance loans (incl. Aircraft & Shipping) (Dealogic, 9 months 2008 - Oct 2008)


Bloomberg

GLOBAL FINANCE

dealogic

THOMSON REUTERS



Corporate Center

Including Klépierre

In millions of euros	3Q08	3Q07	2Q08	9M08	9M07
Revenues	**61**	**313**	**-15**	**629**	**1,258**
incl. BNP Paribas Capital	3	267	44	182	879
Operating Expenses and Dep.	-131	-53	-127	-506	-310
incl. BNL restructuring costs	-19	50	-20	-185	-34
Gross Operating Income	**-70**	**260**	**-142**	**123**	**948**
Provisions	-67	0	2	-65	5
Operating Income	**-137**	**260**	**-140**	**58**	**953**
Associated Companies	106	43	29	190	191
Other Non Operating Items	-3	-5	-4	211	-30
Pre-Tax Income	**-34**	**298**	**-115**	**459**	**1,114**

- Revenues down/3Q07
  - No disposals at BNP Paribas Capital (disposal of the Bouygues Telecom stake in 3Q07)
  - Gains on own debt: +€123mn (+€154mn in 3Q07)
  - Impairment charge on equity investments: -€103mn
- Operating expenses
  - Reminder: one-off €74mn saving booked as a BNL restructuring cost deduction in 3Q07
- Cost of risk: provisions on market counterparties (Lehman)



Selected Exposure

based on recommendation of the Financial Stability Forum

Exposure to Conduits and SIVs

As at 30 September 2008

In €bn	Entity data		BNP Paribas exposure				
			Liquidity lines				
	Assets funded	Securities issued	Line outstanding	o/w cash drawn	Credit enhancement (1)	ABCP held and others	Maximum commitment (2)
BNP Paribas sponsored entities							
ABCP conduits	12.4	12.4	12.4	-	0.5	3.7	14.9
Structured Investment Vehicles	-	-	-	-	-	-	-
Third party sponsored entities (BNP Paribas share)							
ABCP conduits	n.s	1.0	1.0	0.0	-	-	1.4
Structured Investment Vehicles	n.s	-	-	-	-	0.0	-

(1) Provided by BNP Paribas. In addition, each programme benefits from other types of credit enhancement

(2) Represent the cumulative exposure accross all types of commitments in a worst case scenario

- €15mn drawn on one liquidity line as at 30.09.08
- 30% of the ABCP securities issued by sponsored conduits held in the trading portfolio: €3.7bn as of 30.09.08
- Negligible exposure to SIVs



Throughout this chapter, figures highlighted in yellow are the most significant figures



Sponsored ABCP Conduits
Breakdown by Maturity and Geography

Sponsored ABCP conduits as at 30 September 2008 (in €bn)	Starbird United States	Matchpoint Europe	Eliopee Europe	Thesee Europe	J Bird 1 & 2 Japan	Total
Ratings	A1 / P1	A1+ / P1	P1	A1 / P1 / F1	A1 / P1	
BNP Paribas commitments	7.2	5.1	1.3	0.6	0.6	14.9
Assets funded	**5.6**	**4.5**	**1.0**	**0.6**	**0.6**	**12.4**
Breakdown by maturity						
0 - 1 year	43%	21%	55%	88%	42%	37%
1 year - 3 years	39%	35%	4%	12%	47%	32%
3 year - 5 years	12%	30%	42%		6%	20%
> 5 years	6%	15%			5%	11%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
Breakdown by geography*						
USA	97%	2%				48%
France		8%	81%	78%		13%
Spain		23%				8%
UK		7%		18%		3%
Asia		12%		4%	100%	8%
Diversified and Others	3%	48%	19%			19%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

** Convention used is: when a pool contains more than 50% country exposure, this country is considered to be the one of the entire pool. Any pool where one country does not reach this level is considered as diversified*

Sponsored ABCP Conduits

Breakdown by Asset Type

Sponsored ABCP conduits as at 30 September 2008	Starbird United States	Matchpoint Europe	Eliopee Europe	Thesee Europe	J Bird 1 & 2 Japan	Total	
						by asset type	o/w AAA
Breakdown by asset type							
Auto Loans, Leases & Dealer Floorplans	38%	35%				30%	
Trade Receivables	12%	19%	81%	78%		23%	
Consumer Loans & Credit Cards	10%	8%		4%	100%	12%	
Equipment Finance	12%	4%				7%	
Student Loans	12%					6%	
RMBS		4%				1%	100%
o/w US (0% subprime)		*1%*				*0%*	
o/w UK		*0%*				*0%*	
o/w Spain		*2%*				*1%*	
CMBS		12%				4%	100%
o/w US, UK, Spain		*0%*				*0%*	
CDOs of RMBS (non US)		5%				2%	100%
CLOs	11%	6%				7%	79%
CDOs of corporate bonds		5%				2%	100%
Insurance			19%	18%		2%	31%
Others	6%	1%				3%	37%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	



Funding Through Proprietary Securitisation

Cash securitisation as at 30 September 2008

In €bn

	Amount of securitised assets (Group share)	Amount of securities issued (Group share)	Securitised positions held	
			First losses	Others
IRS	**5.5**	**6.1**	**0.2**	**0.3**
o/w Residential loans	3.8	4.5	0.1	0.1
o/w Consumer loans	0.5	0.5	0.0	0.1
o/w Lease receivables	1.1	1.1	0.1	0.1
BNL	**4.8**	**4.9**	**0.1**	**0.2**
o/w Residential loans	4.8	4.9	0.1	0.2
o/w Consumer loans	-	-	-	-
o/w Lease receivables	-	-	-	-
Total	**10.3**	**11.0**	**0.3**	**0.5**

- Only €10.3bn in loans refinanced through securitisation
  - Vs €13.3bn as at 31.12.2007
- SPVs consolidated in BNP Paribas' balance sheet since IFRS' first time application
  - Since BNP Paribas is retaining the majority of risks and returns



Sensitive Loan Portfolios
Personal Loans

Personal loans as at 30 September 2008, in €bn	Gross outstanding					Provisions		Net exposure
	Consumer	First Mortgage Full Doc	First Mortgage Alt A	Home Equity Loans	Total	Portfolio	Specific	
US (BancWest)	9.0	7.9	0.3	2.8	20.0	- 0.2	-	19.8
Super Prime *FICO > 730*	5.2	4.4	0.2	1.7	11.5	-	-	11.5
Prime *600<FICO<730*	3.6	3.5	0.1	1.0	8.3	-	-	8.3
Subprime *FICO < 600*	0.1	0.1	0.0	0.0	0.3	-	-	0.3
UK (Personal Finance)	0.4	-	-	-	0.4	-	-	0.4
Spain (Personal Finance)	4.2	6.1	-	-	10.3	- 0.1	- 0.4	9.8

- Good quality of US portfolio
  - Only €0.3bn in subprime loans
- Negligible exposure to the UK market
  - No residential mortgage exposure
- Exposure to risks in Spain well secured
  - Property collateral on the mortgage portfolio
  - Large portion of auto loans in the consumer lending portfolio



Sensitive Loan Portfolios
Commercial Real Estate

Commercial Real Estate as at 30 September 2008, in €bn	Gross exposure				Provisions		Net exposure
	Home Builders	Property companies	Others (1)	Total	Portfolio	Specific	
US	2.4	0.1	4.8	7.4	- 0.1	- 0.1	7.2
BancWest	2.0	-	4.8	6.8	- 0.1	- 0.1	6.6
CIB	0.4	0.1	-	0.6	-	-	0.6
UK (CIB)	0.1	1.2	0.2	1.4	-	-	1.4
Spain (CIB)	-	0.1	0.7	0.8	-	-	0.8

(1) Excluding owner-occupied and real estate backed loans to corporates

- Exposure to the US home builder sector
  - BancWest: €2.0bn, of which €1.4bn drawn
  - CIB: €0.4bn
- UK exposure concentrated on large property companies
- Limited exposure to commercial real estate risk in Spain
  - No home builder exposure

Real-Estate Related ABS and CDO Exposure
Trading Book

- Negligible exposure to subprime, Alt-A, US CMBS and related CDOs
  - Continued reduction of US RMBS positions
  - Increased exposure to US CMBS related to unwinding of hedges
- Exposure predominantly in Europe and good quality
  - 88% rated AAA
- Booked at fair value through profit or loss
  - No accounting reclassification
  - Market prices or observable parameters used as the preferred basis for valuation when relevant

Net exposure in € bn

	31.12.2007	30.06.2008	30.09.2008
TOTAL RMBS	**4.2**	**3.0**	**2.7**
US	**2.1**	**1.2**	**0.8**
Subprime	0.1	0.1	0.0
Mid-prime	0.5	0.3	0.1
Alt-A	0.5	0.2	0.1
Prime *	1.0	0.7	0.6
UK	**0.5**	**0.4**	**0.8**
Conforming	0.0	- 0.1	0.1
Non conforming	0.5	0.5	0.7
Spain	**0.9**	**0.8**	**0.8**
Other countries	**0.7**	**0.6**	**0.3**
TOTAL CMBS	**1.0**	**1.1**	**1.6**
US	- 0.1	0.3	0.7
Non US	1.1	0.8	0.9
TOTAL CDOs (cash and synthetic)	**0.1**	**0.1**	**0.0**
RMBS	**0.1**	**0.2**	**0.2**
US	- 0.2	- 0.1	- 0.1
Non US	0.3	0.3	0.3
CMBS	**-**	**- 0.1**	**- 0.2**
TOTAL Subprime, Alt-A, US CMBS and related CDOs	**0.4**	**0.4**	**0.7**

** Excluding Government Sponsored Entity backed securities (€2.0bn as at 30.09.08)*


BNP PARIBAS

Real-Estate Related ABS and CDO Exposure
Banking Book

- Negligible exposure to subprime, Alt-A, US CMBS and related CDOs
- Good quality exposure
  - 83% rated AAA
- Booked at amortised cost
  - With the appropriate provisions in case or permanent impairment

Net exposure in € bn	31.12.2007	30.06.2008	30.09.2008		
	Net exposure **	Net exposure **	Gross exposure *	Impairment	Net exposure **
TOTAL RMBS	1.7	2.8	3.0	- 0.1	2.9
US	1.3	1.6	1.8	- 0.1	1.7
Subprime (1)	0.1	0.2	0.2	- 0.0	0.2
Mid-prime	-	0.1	0.1	-	0.1
Alt-A	0.1	0.2	0.2	- 0.0	0.2
Prime ***	1.1	1.1	1.2	- 0.0	1.2
UK	0.0	0.1	0.1	-	0.1
Conforming	0.0	0.1	0.1	-	0.1
Non conforming	0.0	0.0	0.0	-	0.0
Spain	0.2	0.9	0.8	-	0.8
Other countries	0.1	0.3	0.3	-	0.3
TOTAL CMBS	0.2	0.3	0.4	-	0.4
US	0.1	0.1	0.1	-	0.1
Non US	0.2	0.3	0.3	-	0.3
TOTAL CDOs (cash and synthetic)	0.5	0.6	0.8	- 0.2	0.6
RMBS	0.2	0.3	0.4	- 0.1	0.3
US	0.0	0.0	0.1	- 0.1	0.0
Non US	0.1	0.3	0.3	-	0.3
CMBS	-	-	-	-	-
CDO of TRUPs	0.3	0.3	0.4	- 0.0	0.4
TOTAL Subprime, Alt-A, US CMBS and related CDOs	0.3	0.5	0.6	- 0.2	0.5

**Entry price*
*** Exposure net of impairment*
**** Excluding Government Sponsored Entity backed securities (€2.6bn as at 30.09.08)*


BNP PARIBAS

Monoline Counterparty Exposure

- Gross counterparty exposure: €3.81bn
  - Increase essentially due to widening spreads on the CDOs underlying the US subprime RMBS and foreign exchange effects

In €bn	31.12.2007		30.06.2008		30.09.2008	
	Notional	Gross counterparty exposure	Notional	Gross counterparty exposure	Notional	Gross counterparty exposure
CDOs of US RMBS subprime	2.97	1.34	2.75	1.85	3.01	2.60
CDOs of european RMBS	0.28	0.01	0.28	0.03	0.28	0.02
CDOs of CMBS	1.35	0.12	1.19	0.33	1.33	0.37
CDOs of corporate bonds	7.19	0.23	6.80	0.50	7.46	0.64
CLOs	5.47	0.17	5.30	0.32	5.34	0.17
Non credit related	n.s	0.02	n.s	0.01	n.s	0.02
Total gross counterparty exposure	**n.s**	**1.88**	**n.s**	**3.05**	**n.s**	**3.81**

- Net exposure up slightly/30.06.08

In € bn	31.12.2007	30.06.2008	30.09.2008
Total gross counterparty exposure	**1.88**	**3.05**	**3.81**
Credit derivatives bought from banks or other collateralized third parties	-0.80	-0.60	-0.61
Total unhedged gross counterparty exposure	**1.08**	**2.45**	**3.20**
Credit adjustments and allowances (1)	-0.42	-1.29	-1.85
Net counterparty exposure	**0.66**	**1.15**	**1.36**

(1) Including specific allowance as at 30 September 2008 of €0.55bn related to monolines classified as doubtful

Rq: excluding ACA, 100% provisioned since 31.12.07



Monoline Insurer Exposure
Details by Rating

- Limited exposure to counterparties whose credit ratings have deteriorated the most



Exposure to monoline insurers
3.81
2.05
0.58
1.36
0.82
0.15
AAA/AA*
A/BB*
B and below*
in €bn
Gross counterparty exposure
Net counterparty exposure

*Based on the lowest Moody's or Standard & Poor's rating



LBO

- Final take portfolio: €7.0bn as at 30.09.08
  - Close to 200 transactions
  - 96% senior debt
  - Booked as loans and receivables at amortised cost

- Trading portfolio: stable
  - Exposure spread over 15 transactions, over 90% in Europe
  - 92% senior debt
  - Booked at fair value through profit or loss

LBO final take portfolio



4%
Asia
17%
USA
Other Europe
8%
Germany
11%
Italy
47%
France
by zone
16%
Media
14%
Business services
8%
Retail trade
6%
Communication
6%
Materials
6%
Hotels, tourism
5%
Healthcare
39%
Others (<5%)
by industry

LBO trading portfolio



Adjustements
Net
in €bn
1.9
1.7
30.06.08
1.8
1.6
30.09.08



BNP PARIBAS



Investor Relations & Financial Information

Véronique Ormezzano +33 (0)1 40 14 63 58
Béatrice Bélorgey +33 (0)1 42 98 46 45
Marc Grouvel +33 (0)1 42 98 23 40
Cyril Meilland +33 (0)1 43 16 82 05

Fax: +33 (0)1 42 98 21 22

E-mail: investor.relations@bnpparibas.com

http://invest.bnpparibas.com



BNP PARIBAS | The bank for a changing world



BNP PARIBAS

RESULTS AS AT 30 JUNE 2008

PRESS RELEASE

6 August 2008




BNP PARIBAS

RESULTS AS AT 30 JUNE 2008

Paris, 6 August 2008

1.5 BILLION EUROS IN NET QUARTERLY PROFITS (GROUP SHARE) IN A DIFFICULT ENVIRONMENT AND WITH NO SIGNIFICANT CAPITAL GAINS

	2Q08	*2Q08/2Q07*	*2Q08/1Q08*
REVENUES DOWN MODERATELY COMPARED TO A RECORD LEVEL IN 2Q07	**€7,517MN**	-8.5%	+1.6%
GOOD CONTROL OF OPERATING EXPENSES	**-€4,852MN**	*+0.1%*	*+5.4%*
COST OF RISK UP	**-€662MN**	*x 2.6*	*+21.2%*
NET INCOME (GROUP SHARE)	**€1,505MN**	-34.0%	-24.0%

VERY STRONG CLIENT BUSINESS GOOD PERFORMANCES OF THE OPERATING DIVISIONS:

• REVENUES	**€7,532MN**	*-4.2%*	*+10.6%*
• PRE-TAX INCOME	**€2,190MN**	*-27.6%*	*+6.0%*

CAPITAL GENERATION THAT ENABLES THE FINANCING OF SUSTAINED ORGANIC GROWTH

- TIER 1 RATIO: **7.6%**
- SUSTAINED GROWTH IN RISK-WEIGHTED ASSETS: **+5.8%**/01/01/08
- BNP PARIBAS' POSITIONS REINFORCED ACROSS ALL BUSINESS UNITS

HALF-YEARLY RETURN ON EQUITY ABOVE 15%

- ANNUALISED ROE AFTER-TAX **15.8%** (23.6% IN THE FIRST HALF 2007)
- HALF-YEARLY EARNINGS PER SHARE **€3.8** (€5.2 IN THE FIRST HALF 2007)

The Board of Directors of BNP Paribas met on 5 August 2008. The meeting was chaired by Michel Pébereau and the Board examined the group's second quarter results and the first half financial statements.

OVER 1.5 BILLION EUROS IN NET PROFITS

In the second quarter 2008, BNP Paribas generated 1,505 million euros in net profits (group share), down 34% compared to the second quarter 2007.

This result shows, once again, that the Group is holding up well in the face of the financial crisis, which was reflected this quarter in the effects of the counterparty risk on monoline insurers: -542 million euros, of which -457 million euros in revenues, and -85 million euros in cost of risk. The other fair value adjustments are negligible.

The Group's revenues totalled 7,517 million euros, down only 8.5% from the record level in the second quarter 2007. Thanks to a confirmed sales and marketing drive and the Group's strengthened position in all its markets, the operating divisions achieved excellent performance with revenues down only 4.2% compared to the second quarter 2007 and up 10.6% compared to the first quarter 2008. The Corporate Centre posted revenues of -15 million euros, in the absence of any significant capital gains, compared to 349 million euros in the second quarter 2007 that was marked by substantial capital gains from disposals for BNP Paribas Capital.

The Group has controlled its operating expenses, in particular in the business units most affected by the crisis. On the whole, operating expenses were stable compared to the second quarter 2007 (+0.1%; +0.7% for the operating divisions). The operating divisions' cost/income ratio came to 62.7%, up only 3 pts compared to the second quarter 2007 and improved by 1.3 pt compared to the first quarter 2008. Gross operating income reached 2,665 million euros (-20.8%; -11.5% for the operating divisions compared to the second quarter 2007).

The cost of risk continues to rise and, in the second quarter 2008, totalled 662 million euros, up moderately by 116 million euros compared to the first quarter 2008, but up 404 million euros compared to the very low level in the second quarter 2007 (258 million euros). The cost of risk increased mostly at BancWest (+101 million euros) and at Personal Finance (+91 million euros, of which +37 million in Spain). Corporate and Investment Banking (CIB) posted 86 million euros in provisions compared to a net write-back of 59 million euros in the second quarter 2007. At the Group level, the cost of risk was 49 basis points[1] compared to 42 basis points in the first quarter 2008 and 22 basis points in the second quarter 2007.

After taxes and deducting minority interests, the net income group share came to 1,505 million euros, compared to 2,282 million in the second quarter 2007 (-34.0%).

For the first half of the year, the group's revenues totalled 14,912 million euros (-9.2%) and net income group share was 3,486 million euros (-27.2% compared to the first quarter 2007), or net earnings per share of 3.77 euros for the half-year. Annualised return on equity was 15.8%, compared to 23.6% in the first half 2007.

---

[1] In basis points of (Basel I) risk-weighted assets.

SOLID OPERATING PERFORMANCES IN ALL THE DIVISIONS

Despite a still difficult economic environment, all the Group's divisions continued their business development and made a positive contribution to the Group's performance. BNP Paribas thereby demonstrated the robustness of its business model in the face of the crisis and its ability to leverage its good results to further improve its competitive position in all its business units.

French Retail Banking (FRB)

French Retail Banking continued to display a strong sales and marketing drive. Outstanding loans and deposits continued their fast-paced growth, respectively 12.1% and 11.2% compared to the second quarter 2007 in a context of reintermediation.

BNP Paribas' attractiveness for customers translates into an ever growing number of individual cheque and deposit accounts (+40,000 accounts in the second quarter 2008). Mortgages outstandings grew 7.5% despite a slowdown in the market, thanks to a more efficient transformation of Internet contacts into actual sales. Private Banking's customer base continued to grow.

Corporate loans outstandings grew by close to 20% and confirming the successful cash collection and deposit gathering efforts by the business centres, deposits are growing at a faster rate than loans. The pace of cross-selling with CIB has picked up (+19% compared to the first half 2007), in particular thanks to forex and interest rate hedging products as well as acquisition finance.

Revenues grew 3.0%[2] compared to the second quarter 2007, in line with the pace of growth in the first quarter of the year, driven by a growth in net interest income (+3.4%) and banking fees (+6.2%), thanks to sustained business in cash management and the attractiveness of death and disability insurance products. Financial fees were down (-3.3%). Given the record level reached in the second quarter 2007, this decrease however remains moderate in an unfavourable equity market environment.

Operating expenses edged up only 1.2%[2] improving the cost/income ratio by 1.1 pt to 65.1%[2] compared to the second quarter 2007. Gross operating income improved by 6.4%[2].

The cost of risk[2] was still at a very low level, at 37 million euros, up 5 million compared to the second quarter 2007. This level reflects the structurally low risk level of residential loans in France (essentially fixed-rate and well secured loans), as well as the very good quality of FRB's corporate portfolio.

After allocating one-third of French Private Banking's net income to the AMS division, FRB's pre-tax income, excluding PEL/CEL effects, was 461 million euros, up 7.0% compared to the second quarter 2007.

[2] Excluding PEL/CEL effects with 100% of French Private Banking.

For the first half of the year, the revenues rose 3.0%[2] and operating expenses edged up 1.7%[2] generating a positive jaws effect that beat the 1 pt target. Cost of risk was 14 bp[1], stable compared to the first half 2007. After allocating one-third of French Private Banking's net income to the AMS division, FRB's pre-tax income came to 942 million euros, up 6.9%.

BNL banca commerciale (BNL bc)

The integration drive and the customer acquisition momentum continued in Italy. The net increase in the individual cheque and deposit accounts reached +16,500 accounts this quarter compared to +400 in the second quarter 2007 and -21,800 in the second quarter 2006 at the time of BNL's integration in the BNP Paribas Group.

Thanks to revenue synergies implemented, in particular with AMS for individual customers, and with CIB for corporates, and a sustained growth in outstanding loans (+15.8% compared to the second quarter 2007), revenues rose 6.5%[3] compared to the second quarter 2007, despite a less favourable economic and regulatory environment for the banking sector.

The bank branch renovation plan continued (142 bank branches renovated in the first half of the year) and 54 new branches openings were confirmed for 2008. However, thanks to cost synergies, operating expenses rose only 0.9%[3] producing a positive 5 pt[3] jaws effect and a further improvement of the cost/income ratio of more than 3.5 points to 62.8%[3].

Gross operating income grew 17.5%[3] to 255 million euros.

The cost of risk was 66 million euros, up 16 million euros compared to the second quarter 2007. In a context in which the Italian authorities just urged banks to be more cautious in their provisioning levels, it must be noted that, as early as 2006, BNL classified as doubtful and provisioned 90-day past dues, pursuant to BNP Paribas Group's standard.

After allocating one-third of Italian Private Banking's net income to the AMS division, BNL bc's pre-tax income was 187 million euros, up 13.3% compared to the second quarter 2007.

For the first half of the year, the revenues rose 6.4%[3] and operating expenses edged up 1.1%[3] generating a 16.4%[3] gross operating income growth compared to the first half 2007. The cost of risk was 55 basis points[1]. After allocating one-third of Italian Private Banking's net income to the AMS division, BNL bc's pre-tax income came to 364 million euros, up 17.4%.

International Retail Services (IRS)

The International Retail Services division was marked this quarter by a strong sales and marketing drive, sustained growth in gross operating income but an increased cost of risk that weighed in on the division's net income.

[3] With 100% of Italian Private Banking.

Revenues totalled 2,153 million euros, up 11.6% at constant scope and exchange rates compared to the second quarter 2007. Given the 13.7% fall in the USD/EUR exchange rate in one year, revenue growth was 8.0% at current scope and exchange rates. Operating expenses grew 6.3% (+10.7% at constant scope and exchange rates), producing a positive 1.7 pt jaws effect. Gross operating income rose 10.4% (+12.8% at constant scope and exchange rates).

Given the deterioration of the environment, especially in the U.S. and in Spain, the cost of risk was 471 million euros (+231 million euros compared to the particularly low level in the second quarter 2007 and +88 million euros compared to the first quarter 2008).

The IRS division's pre-tax income totalled 481 million euros, down 24.1% compared to the second quarter 2007.

BancWest

In the context of a major real estate crisis and a substantial slowdown of the U.S. economy, BancWest's revenues grew 13.7% at constant scope and exchange rates (-1.2% at current scope and exchange rates). This good performance reflects the success of the plan undertaken in 2007 to boost organic growth as well as the clear improvement of BancWest's competitive position in its market. Thus, outstanding loans grew 11.9% compared to the second quarter 2007.

Operating expenses rose 9.1% at constant scope and exchange rates to support the business development whilst producing a positive jaws effect of close to 5 points. At constant scope and exchange rates, gross operating income rose 18.9%.

The cost of risk was 123 million euros, up 101 million euros compared to the extremely low level in the second quarter 2007 (22 million euros). This cost of risk includes an additional 44 million euros impairment on the investment portfolio. The net exposure to the portfolio's subprime, Alt-A, CMBS and related CDO securities was brought down to 0.2 billion euros.

Non-performing loans / total loans ratio was 115 basis points in the second quarter 2008, compared to 50 basis points in the second quarter 2007 and 80 basis points in the first quarter 2008. It remained limited for the U.S. environment thanks to the quality of the loan portfolio. Subprime mortgage outstandings accounted for only 0.2 billion euros. The 30-days+ delinquency rate remained low as at 30 June 2008: 1.15% on First Mortgage Loans, 0.72% on Home Equity Loans and 1.14% on consumer lending.

The pre-tax income totalled 115 million euros compared to 214 million euros in the second quarter 2007.

Emerging Retail Banking

The organic growth in Emerging Retail Banking continued at a fast pace with 198 branch openings since 30 June 2007, of which 34 in the second quarter 2008, primarily in Turkey, Russia and North Africa. The customer base grew by 1.4 million new customers since 30 June 2007. Outstanding loans grew 40.9% and deposits rose 31.2% at constant scope and exchange rates.

Compared to the second quarter 2007, revenues grew 27.2% to 440 million euros. At constant scope and exchange rates, TEB (Turkey) grew its revenues by 43.4%, UrkSibbank (Ukraine) by 33.1% and the Group's retail banking networks in North Africa by 16.8%. This major growth led to a 24.9% rise in operating expenses, cost/income ratio thus improved 1.2 points and gross operating income jumped 31.2% compared to the second quarter 2007.

The cost of risk increased by only 6 million euros compared to the second quarter 2007, at 22 million euros.

At 147 million euros, pre-tax net income was up 32.4% compared to the second quarter 2007.

Personal Finance

The Personal Finance business unit posted further sustained growth in its consolidated outstandings (+14.1% compared to the second quarter 2007 at constant scope and exchange rates). Managed outstandings were up 16%.

Thanks to sustained growth in emerging markets and despite some pressure on margins in mature markets, revenues rose 10.2%. The restructuring programme undertaken in 2007, in particular in France as part of *"Défi 2008"* and more generally in connection with the Cetelem/UCB tie-up, have started producing their effects: operating expenses rose only 5.1% generating a positive jaws effect of over 5 points. Gross operating income grew 17.0%.

The cost of risk was 274 million euros, up 91 million euros compared to the second quarter 2007. This increase came in part from the overall growth in outstandings, in particular in emerging markets, but also from the deterioration of risk, especially in Spain (+37 million euros). Thus pre-tax income dropped 17.9% to 170 million euros.

Equipment Solutions

The Equipment Solutions business unit continued its development with, at constant scope and exchange rates, 6.4% growth in its managed outstandings and 9.3% growth in the financed vehicle fleet compared to the second quarter 2007.

The business unit's revenues were affected by the negative impact of the used vehicle market, and totalled 284 million euros (-5.0% compared to the second quarter 2007). Given the 3.4% rise in operating expenses, gross operating income fell 17.1%. The cost of risk was 52 million euros, of which 24 million euros in connection with a few exceptional deals, compared to 19 million euros in the second quarter 2007.

Pre-tax income was 49 million euros, compared to 102 million euros in the second quarter 2007.

For the first half of the year, the IRS division generated 4,261 million euros in revenues, up 8.9% compared to the second quarter 2007. Operating expenses rose 7.8%, generating a positive 1 pt jaws effect. Gross operating income grew by 10.5%. The cost of risk was 854 million euros, or 127 basis points[1], compared to 73 basis points in the first half 2007. Pre-tax income came to 1,140 million euros, down 10.4%.

Asset Management and Services (AMS)

In an unfavourable market environment, the AMS division achieved satisfactory results that confirmed its sales and marketing drive and its profitability potential.

The assets under management totalled 546 billion euros as at 30 June 2008, compared to 548 billion euros as at 31 March 2008. Net asset flows this quarter were slightly negative (-1.6 billion euros). The good performance of Private Banking (+2.9 billion euros, of which 1.1 billion euros in Asia), Insurance (+0.9 billion euros), Personal Investors (+0.5 billion euros) and Real Estate Services (+0.2 billion euros) were offset by net asset outflows of 6.1 billion euros in Asset Management, which suffered from the reallocation of household savings in Italy as well as a net asset outflows in monetary funds as a result of corporate client's seasonal cash requirements (-3.2 billion euros). The quarter was also marked by the acquisition of IMS, a UK-based multi-manager.

For the first half of the year, net asset inflows reached 4.2 billion euros.

Despite this unfavourable market environment, the AMS division's revenues reached a historic high at 1,396 million euros, up 2.9% compared to the second quarter 2007. The Securities Services business unit benefited from high growth in transaction volumes (+20%), received many new mandates and it grew its revenues 14.8%. Revenues from the Insurance business, which enjoyed improved financial margins, grew 10.4% whilst those of Wealth & Asset Management fell 6.0% driven by falling equity markets and fewer transactions by individual customers.

Operating expenses grew 6.5% compared to the second quarter 2007. This growth was only 1.4% for Wealth & Asset Management. The Insurance and Securities Services business units' operating expenses were up again over 10% on an annual basis to support the development of their businesses, but they have begun to decelerate.

Gross operating income fell 2.6% compared to the second quarter 2007.

After including one-third of Italian and French Private Banking's net income, the AMS division's pre-tax income was 536 million euros, down only 4.1% compared to the record level in the second quarter 2007 and up 24.7% compared to the first quarter 2008. The division thereby achieved its all-time second best performance in terms of net income.

For the first half of the year, the business revnue totalled 2,659 million euros, up 1.9% compared to the first quarter 2007. Operating expenses rose 7.4% and gross operating income fell 6.8%. Pre-tax income came to 966 million euros, down 6.8% compared to the first half 2007.

Corporate and Investment Banking (CIB)

The second quarter 2008 saw a rebound in the CIB division's results.

Revenues totalled 1,852 million euros, down 24.5% compared to the record level in the second quarter 2007, but up 41.3% compared to the first quarter 2008.

These revenues however included an amount of -457 million euros in connection with the deterioration of the counterparty risk on monoline insurers. The gross counterparty exposure to monoline insurers was slightly up at 3.05 billion euros compared to 2.90 billion as at 31 March 2008 as the deterioration of mortgage related CDOs (+0.30 billion euros) was partly offset by improvement of corporate related CDOs (-0.15 billion euros). At the same time, there was a sharp rise in the monolines' CDS spreads leading to a 645 million increase in credit adjustments. These adjustments were partly offset by 188 million euros in gains on instruments hedging this risk. The net impact of the deterioration of monoline insurers' credit risk on revenues was thus 457 million euros. Separately, 85 million euros in provisions were reported after certain monoline insurers were classified as doubtful. The net exposure to monoline insurers was thus brought down to 1.15 billion euros (compared to 1.54 billion euros as at 31 March 2008). Exposure to monoline insurers whose credit ratings have deteriorated the most was brought down to a negligible amount.

The other types of fair value adjustments that had weighed on CIB's revenues in previous quarters were marginal this quarter.

The client driven business was again sustained and client driven revenues again grew compared to the high level in the second quarter 2007. This growth reflects the strength of BNP Paribas CIB's franchises as well as its improved competitive position.

In the Equities and Advisory business unit, revenues totalled 750 million euros, down only 9% compared to the record level in the second quarter 2007. The client driven business grew compared to the second quarter 2007 in all regions. The strategy to diversify into the flow business has turned out to be right, business volumes being very substantial in this area. The announcement in June of the acquisition of Bank of America's prime brokerage business is a new phase in the development of this business unit in the U.S.. This integration programme is already under way and consolidation in the Group's accounts is expected in the fourth quarter of the year, subject to the necessary regulatory authorisations.

In the Fixed Income business unit, after the net impact of -457 million euros related to monoline insurers, revenues totalled 389 million euros. This level of revenues was stable compared to the first quarter 2008 and down sharply compared to the second quarter 2007. However, the business unit posted record revenues in the interest rate, forex and commodities businesses thanks to a sharp rise in client driven business volumes. The sudden move of the euro yield curve in June had only a limited impact on the business unit's revenues.

The Financing Businesses enjoyed a strong momentum in the context of rising margins and adjusting conditions. BNP Paribas took full advantage of its improved competitive position and its financial strength to develop its business in acquisition finance and in energy, commodities and project finance. The financing revenues reached a record level at 713 million euros, exceeding by 1.6% the level reached in the second quarter 2007.

CIB's operating expenses again proved flexible and declined 8.0% compared to the second quarter 2007. This diminution is mainly due to falling variable compensation while

the division continued to pursue its strategy to develop its key franchises. The cost/income was 67.8%, an improvement of close to 5 points compared to the first quarter 2008.

The cost of risk was 86 million euros, including 85 million euros for monoline insurers classified as doubtful, compared to a 59 million euros write-back in the second quarter 2007.

Pre-tax income was 523 million euros compared to 1,217 million euros in the second quarter 2007, but substantially improved compared to the 318 million euros in income in the first quarter 2008. The Advisory and Capital Market business unit contributed 153 million euros to this result.

For the first half of the year, CIB's revenues totalled 3,163 million euros, compared to 4,829 million euros in the first half 2007. Pre-tax income came to 841 million euros, compared to 2,389 million euros, a record level, in the first half 2007.

BNP Paribas' CIB division is one of only two global corporate and investment banks that have generated positive pre-tax income each quarter since the beginning of the crisis. Thanks to a limited exposure to businesses directly affected by the crisis and a favourable geographic mix, the division's revenues were more resilient than its competitors. Leveraging these good results and on the Group's financial strength, the division can continue its growth strategy, with strengthened franchises and fully motivated teams, whilst maintaining its stringent risk policy in a context that remains challenging.

ADEQUATE CAPITALISATION

BNP Paribas' financial strength enables it to take advantage of its improved competitive position.

In terms of liquidity, the Group has one of the sector's best signatures, which allows it to raise short-, medium- and long-term funding under better volume and margin terms than its main competitors. In the first half of the year, the Group raised 34 billion euros in medium- and long-term funds compared to 29 billion in the first half 2007. The Group in particular increased the level of funding raised from corporate customers and institutional investors across all regions. At the same time, special attention has been paid to securing financing and the Group substantially raised the liquidity reserve that can potentially be mobilised from central banks.

These issuance programmes enable the Group to finance its sustained organic growth. Risk-weighted assets have grown 5.8% since 1 January 2008, in line with the forecast of about 10% for the year. This growth is the result, in particular, of active loan production in all the business units in the context of the Group's greater attractiveness for customers, with improved terms.

On 30 June, the Group's Tier 1 capital ratio was 7.6%. Given the great diversity of its revenue sources, its recurring results, its quality risk management, this level gives BNP Paribas one of the banking sector's best credit ratings. This is attested to by both the market, as demonstrated by BNP Paribas CDS' spread which is one of the sector's lowest, and by ratings agencies: Standard and Poor's[4] and Fitch[5] reaffirmed in July 2008 BNP Paribas' ratings, emphasizing the adequate level of its capitalisation.

BNP Paribas is not under any pressure to raise capital and its earnings power enables it to finance its organic growth whilst maintaining a solid dividend policy.

***

Commenting on the results, BNP Paribas' Chief Executive Officer Baudouin Prot, stated:

"The financial crisis and its knock-on effects continued to weigh on the profitability of the banking sector in the second quarter 2008, again with significant differentiation between the results of the players. In this context, BNP Paribas again delivered robust operating results in all its business units. Our favourable liquidity situation and recurring capital generation thanks to our good results enable us, more than ever, to support our customers in their projects.

Our improved competitive position creates real organic growth opportunities that we intend to pursue judiciously, without compromising our careful attention to risk and profitability."

This press release includes forward-looking statements based on current beliefs and expectations about future events. Forward-looking statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance and synergies. Forward-looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, developments of BNP Paribas and its subsidiaries, banking industry trends, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward-looking statements. Any forward-looking statement contained in this press release speaks as of the date of this press release: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements in light of new information or future events.

The information contained in this press release as it relates to parties other than BNP Paribas or derived from external sources has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this press release or its contents or otherwise arising in connection with this press release or any other information or material discussed.

[4] Rating AA+ reaffirmed on 1/7/08 by Standard and Poor's: "*Strong and highly diversified business profile; sound financial position characterized by contained risk, satisfactory profitability, adequate capitalisation and high financial flexibility; good and stable management; and moderate risk appetite.*"
[5] Rating AA reaffirmed on 3/7/08 by Fitch: "[...] *great revenue diversification, very stable and good level of profitability, effective risk management, solid and good quality capital adequacy ratios, sound organic and profitable growth as well as a very diversified customer base in its three main divisions.*"

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2Q08	2Q07	2Q08/ 2Q07	1Q08	2Q08/ 1Q08	1H08	1H07	1H08/ 1H07
Revenues	7,517	8,214	-8.5%	7,395	+1.6%	14,912	16,427	-9.2%
Operating Expenses and Dep.	-4,852	-4,848	+0.1%	-4,605	+5.4%	-9,457	-9,434	+0.2%
Gross Operating Income	2,665	3,366	-20.8%	2,790	-4.5%	5,455	6,993	-22.0%
Provisions	-662	-258	+156.6%	-546	+21.2%	-1,208	-518	+133.2%
Operating Income	2,003	3,108	-35.6%	2,244	-10.7%	4,247	6,475	-34.4%
Associated Companies	63	90	-30.0%	85	-25.9%	148	217	-31.8%
Other Non Operating Items	9	59	-84.7%	345	-97.4%	354	60	n.s.
Non Operating Items	72	149	-51.7%	430	-83.3%	502	277	+81.2%
Pre-Tax Income	2,075	3,257	-36.3%	2,674	-22.4%	4,749	6,752	-29.7%
Tax Expense	-446	-874	-49.0%	-570	-21.8%	-1,016	-1,728	-41.2%
Minority Interests	-124	-101	+22.8%	-123	+0.8%	-247	-235	+5.1%
Net Income, Group Share	1,505	2,282	-34.0%	1,981	-24.0%	3,486	4,789	-27.2%
Cost/Income	64.5%	59.0%	+5.5 pt	62.3%	+2.2 pt	63.4%	57.4%	+6.0 pt

BNP Paribas' financial disclosures for the second quarter 2008 are contained in this press release and in the presentation attached herewith.

All legally required disclosures, including the registration document, are available online at http://invest.bnpparibas.com in the "Results" section and are made public by BNP Paribas pursuant to the requirements under Article L.451-1-2 of the French Monetary and Financial Code and Articles 222-1 et seq. of the Autorité des Marchés Financiers's general rules.

2Q08 – RESULTS BY CORE BUSINESSES

2007 results of operating divisions with Basel II normative equity as released on 2 April 2008

In millions of euros	FRB	BNL bc	IRS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**1,454**	**677**	**2,153**	**1,396**	**1,852**	**7,532**	**-15**	**7,517**
%Change/2Q07	+2.0%	+6.1%	+8.0%	+2.9%	-24.5%	-4.2%	n.s.	-8.5%
Change/1Q08	-0.1%	+0.4%	+2.1%	+10.5%	+41.3%	+10.6%	n.s.	+1.6%
Operating Expenses and Dep.	-955	-425	-1,222	-867	-1,256	-4,725	-127	-4,852
%Change/2Q07	+1.3%	+0.7%	+6.3%	+6.5%	-8.0%	+0.7%	-17.5%	+0.1%
Change/1Q08	+1.1%	+2.9%	+1.7%	+2.6%	+31.9%	+8.4%	-48.8%	+5.4%
Gross Operating Income	**499**	**252**	**931**	**529**	**596**	**2,807**	**-142**	**2,665**
%Change/2Q07	+3.5%	+16.7%	+10.4%	-2.6%	-45.2%	-11.5%	n.s.	-20.8%
Change/1Q08	-2.3%	-3.4%	+2.8%	+26.6%	+66.0%	+14.3%	n.s.	-4.5%
Provisions	-37	-66	-471	-4	-86	-664	2	-662
%Change/2Q07	+19.4%	+32.0%	+96.3%	n.s.	n.s.	+153.4%	-50.0%	+156.6%
Change/1Q08	+27.6%	-21.4%	+23.0%	n.s.	+59.3%	+21.6%	n.s.	+21.2%
Operating Income	**462**	**186**	**460**	**525**	**510**	**2,143**	**-140**	**2,003**
%Change/2Q07	+2.4%	+12.0%	-23.7%	-3.3%	-55.5%	-26.3%	n.s.	-35.6%
Change/1Q08	-4.1%	+5.1%	-12.0%	+24.4%	+67.2%	+12.3%	n.s.	-10.7%
Associated Companies	1	1	21	11	0	34	29	63
Other Non Operating Items	0	0	0	0	13	13	-4	9
Pre-Tax Income	**463**	**187**	**481**	**536**	**523**	**2,190**	**-115**	**2,075**
%Change/2Q07	+2.7%	+13.3%	-24.1%	-4.1%	-57.0%	-27.6%	n.s.	-36.3%
Change/1Q08	-3.9%	+5.6%	-27.0%	+24.7%	+64.5%	+6.0%	n.s.	-22.4%

In millions of euros	FRB	BNL bc	IRS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**1,454**	**677**	**2,153**	**1,396**	**1,852**	**7,532**	**-15**	**7,517**
2Q07	1,425	638	1,993	1,357	2,452	7,865	349	8,214
1Q08	1,456	674	2,108	1,263	1,311	6,812	583	7,395
Operating Expenses and Dep.	-955	-425	-1,222	-867	-1,256	-4,725	-127	-4,852
2Q07	-943	-422	-1,150	-814	-1,365	-4,694	-154	-4,848
1Q08	-945	-413	-1,202	-845	-952	-4,357	-248	-4,605
Gross Operating Income	**499**	**252**	**931**	**529**	**596**	**2,807**	**-142**	**2,665**
2Q07	482	216	843	543	1,087	3,171	195	3,366
1Q08	511	261	906	418	359	2,455	335	2,790
Provisions	-37	-66	-471	-4	-86	-664	2	-662
2Q07	-31	-50	-240	0	59	-262	4	-258
1Q08	-29	-84	-383	4	-54	-546	0	-546
Operating Income	**462**	**186**	**460**	**525**	**510**	**2,143**	**-140**	**2,003**
2Q07	451	166	603	543	1,146	2,909	199	3,108
1Q08	482	177	523	422	305	1,909	335	2,244
Associated Companies	1	1	21	11	0	34	29	63
2Q07	0	0	23	11	3	37	53	90
1Q08	0	0	21	8	1	30	55	85
Other Non Operating Items	0	0	0	0	13	13	-4	9
2Q07	0	-1	8	5	68	80	-21	59
1Q08	0	0	115	0	12	127	218	345
Pre-Tax Income	**463**	**187**	**481**	**536**	**523**	**2,190**	**-115**	**2,075**
2Q07	451	165	634	559	1,217	3,026	231	3,257
1Q08	482	177	659	430	318	2,066	608	2,674
Tax Expense								-446
Minority Interests								-124
Net Income, Group Share								**1505**

1H08 – RESULTS BY CORE BUSINESSES

In millions of euros	FRB	BNL bc	IRS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**2,910**	**1,351**	**4,261**	**2,659**	**3,163**	**14,344**	**568**	**14,912**
Change/1H07	+1.7%	+6.3%	+8.9%	+1.9%	-34.5%	-7.4%	-39.9%	-9.2%
Operating Expenses and Dep.	-1,900	-838	-2,424	-1,712	-2,208	-9,082	-375	-9,457
Change/1H07	+1.6%	+1.1%	+7.8%	+7.4%	-16.2%	-1.0%	+45.9%	+0.2%
Gross Operating Income	**1,010**	**513**	**1,837**	**947**	**955**	**5,262**	**193**	**5,455**
Change/1H07	+1.9%	+16.1%	+10.5%	-6.8%	-56.5%	-16.5%	-71.9%	-22.0%
Provisions	-66	-150	-854	0	-140	-1,210	2	-1,208
Change/1H07	+4.8%	+14.5%	+93.2%	n.s.	n.s.	+131.4%	-60.0%	+133.2%
Operating Income	**944**	**363**	**983**	**947**	**815**	**4,052**	**195**	**4,247**
Change/1H07	+1.7%	+16.7%	-19.5%	-6.6%	-64.7%	-29.9%	-71.9%	-34.4%
Associated Companies	1	1	42	19	1	64	84	148
Other Non Operating Items	0	0	115	0	25	140	214	354
Pre-Tax Income	**945**	**364**	**1,140**	**966**	**841**	**4,256**	**493**	**4,749**
Change/1H07	+1.8%	+17.4%	-10.4%	-6.8%	-64.8%	-28.3%	-39.6%	-29.7%
Tax Expense								-1,016
Minority Interests								-247
Net Income, Group Share								**3,486**
Annualised ROE after Tax								15.8%

QUARTERLY SERIES

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
GROUP						
Revenues	**8,213**	**8,214**	**7,690**	**6,920**	**7,395**	**7,517**
Operating Expenses and Dep.	-4,586	-4,848	-4,643	-4,687	-4,605	-4,852
Gross Operating Income	**3,627**	**3,366**	**3,047**	**2,233**	**2,790**	**2,665**
Provisions	-260	-258	-462	-745	-546	-662
Operating Income	**3,367**	**3,108**	**2,585**	**1,488**	**2,244**	**2,003**
Associated Companies	127	90	68	73	85	63
Other Non Operating Items	1	59	74	18	345	9
Pre-Tax Income	**3,495**	**3,257**	**2,727**	**1,579**	**2,674**	**2,075**
Tax Expense	-854	-874	-589	-430	-570	-446
Minority Interests	-134	-101	-111	-143	-123	-124
Net Income, Group Share	**2,507**	**2,282**	**2,027**	**1,006**	**1,981**	**1,505**

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
FRENCH RETAIL BANKING (including 100% of Private Banking in France)						
Revenues	**1,503**	**1,490**	**1,467**	**1,434**	**1,521**	**1,516**
Incl. Net Interest Income	*805*	*810*	*812*	*779*	*827*	*819*
Incl. Commissions	*698*	*680*	*655*	*655*	*694*	*697*
Operating Expenses and Dep.	-954	-973	-1,011	-1,012	-975	-985
Gross Operating Income	**549**	**517**	**456**	**422**	**546**	**531**
Provisions	-31	-32	-36	-59	-29	-37
Operating Income	**518**	**485**	**420**	**363**	**517**	**494**
Non Operating Items	0	1	-1	0	0	1
Pre-Tax Income	**518**	**486**	**419**	**363**	**517**	**495**
Income Attributable to AMS	-41	-35	-30	-32	-35	-32
Pre-Tax Income of French Retail Bkg	**477**	**451**	**389**	**331**	**482**	**463**
FRENCH RETAIL BANKING (including 100% of Private Banking in France) Excluding PEL/CEL Effects						
Revenues	**1,476**	**1,470**	**1,443**	**1,425**	**1,520**	**1,514**
Incl. Net Interest Income	*778*	*790*	*788*	*770*	*826*	*817*
Incl. Commissions	*698*	*680*	*655*	*655*	*694*	*697*
Operating Expenses and Dep.	-954	-973	-1,011	-1,012	-975	-985
Gross Operating Income	**522**	**497**	**432**	**413**	**545**	**529**
Provisions	-31	-32	-36	-59	-29	-37
Operating Income	**491**	**465**	**396**	**354**	**516**	**492**
Non Operating Items	0	1	-1	0	0	1
Pre-Tax Income	**491**	**466**	**395**	**354**	**516**	**493**
Income Attributable to AMS	-41	-35	-30	-32	-35	-32
Pre-Tax Income of French Retail Bkg	**450**	**431**	**365**	**322**	**481**	**461**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)						
Revenues	**1,436**	**1,425**	**1,406**	**1,373**	**1,456**	**1,454**
Operating Expenses and Dep.	-927	-943	-981	-983	-945	-955
Gross Operating Income	**509**	**482**	**425**	**390**	**511**	**499**
Provisions	-32	-31	-36	-59	-29	-37
Operating Income	**477**	**451**	**389**	**331**	**482**	**462**
Non Operating Items	0	0	0	0	0	1
Pre-Tax Income	**477**	**451**	**389**	**331**	**482**	**463**

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
BNL banca commerciale (Including 100% of Private Banking in Italy)						
Revenues	**640**	**643**	**668**	**690**	**680**	**685**
Operating Expenses and Dep.	-412	-426	-428	-478	-417	-430
Gross Operating Income	**228**	**217**	**240**	**212**	**263**	**255**
Provisions	-81	-50	-92	-95	-84	-66
Operating Income	**147**	**167**	**148**	**117**	**179**	**189**
Non Operating Items	0	-1	0	0	0	1
Pre-Tax Income	**147**	**166**	**148**	**117**	**179**	**190**
Income Attributable to AMS	-2	-1	-2	-1	-2	-3
Pre-Tax Income of BNL bc	**145**	**165**	**146**	**116**	**177**	**187**
BNL banca commerciale (Including 2/3 of Private Banking in Italy)						
Revenues	**633**	**638**	**662**	**683**	**674**	**677**
Operating Expenses and Dep.	-407	-422	-424	-472	-413	-425
Gross Operating Income	**226**	**216**	**238**	**211**	**261**	**252**
Provisions	-81	-50	-92	-95	-84	-66
Operating Income	**145**	**166**	**146**	**116**	**177**	**186**
Non Operating Items	0	-1	0	0	0	1
Pre-Tax Income	**145**	**165**	**146**	**116**	**177**	**187**
INTERNATIONAL RETAIL SERVICES						
Revenues	**1,918**	**1,993**	**2,010**	**2,022**	**2,108**	**2,153**
Operating Expenses and Dep.	-1,098	-1,150	-1,127	-1,250	-1,202	-1,222
Gross Operating Income	**820**	**843**	**883**	**772**	**906**	**931**
Provisions	-202	-240	-304	-482	-383	-471
Operating Income	**618**	**603**	**579**	**290**	**523**	**460**
Associated Companies	19	23	20	21	21	21
Other Non Operating Items	1	8	69	16	115	0
Pre-Tax Income	**638**	**634**	**668**	**327**	**659**	**481**
BANCWEST						
Revenues	**510**	**491**	**500**	**490**	**509**	**485**
Operating Expenses and Dep.	-268	-261	-260	-263	-261	-247
Gross Operating Income	**242**	**230**	**240**	**227**	**248**	**238**
Provisions	-23	-22	-73	-217	-101	-123
Operating Income	**219**	**208**	**167**	**10**	**147**	**115**
Non Operating Items	0	6	4	5	4	0
Pre-Tax Income	**219**	**214**	**171**	**15**	**151**	**115**
PERSONAL FINANCE						
Revenues	**813**	**857**	**867**	**874**	**912**	**944**
Operating Expenses and Dep.	-454	-492	-475	-528	-503	-517
Gross Operating Income	**359**	**365**	**392**	**346**	**409**	**427**
Provisions	-155	-183	-192	-200	-230	-274
Operating Income	**204**	**182**	**200**	**146**	**179**	**153**
Associated Companies	15	25	17	19	21	17
Other Non Operating Items	0	0	1	-1	0	0
Pre-Tax Income	**219**	**207**	**218**	**164**	**200**	**170**

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
EMERGING RETAIL BANKING						
Revenues	**311**	**346**	**348**	**366**	**403**	**440**
Operating Expenses and Dep.	-205	-221	-219	-252	-262	-276
Gross Operating Income	**106**	**125**	**129**	**114**	**141**	**164**
Provisions	-11	-16	-22	-32	-36	-22
Operating Income	**95**	**109**	**107**	**82**	**105**	**142**
Associated Companies	5	1	6	4	3	5
Other Non Operating Items	0	1	58	11	111	0
Pre-Tax Income	**100**	**111**	**171**	**97**	**219**	**147**
EQUIPMENT SOLUTIONS						
Revenues	**284**	**299**	**295**	**292**	**284**	**284**
Operating Expenses and Dep.	-171	-176	-173	-207	-176	-182
Gross Operating Income	**113**	**123**	**122**	**85**	**108**	**102**
Provisions	-13	-19	-17	-33	-16	-52
Operating Income	**100**	**104**	**105**	**52**	**92**	**50**
Associated Companies	-1	-3	-3	-2	-3	-1
Other Non Operating Items	1	1	6	1	0	0
Pre-Tax Income	**100**	**102**	**108**	**51**	**89**	**49**
ASSET MANAGEMENT AND SERVICES						
Revenues	**1,253**	**1,357**	**1,331**	**1,323**	**1,263**	**1,396**
Operating Expenses and Dep.	-780	-814	-873	-902	-845	-867
Gross Operating Income	**473**	**543**	**458**	**421**	**418**	**529**
Provisions	-2	0	-1	-4	4	-4
Operating Income	**471**	**543**	**457**	**417**	**422**	**525**
Associated Companies	7	11	5	-6	8	11
Other Non Operating Items	0	5	4	1	0	0
Pre-Tax Income	**478**	**559**	**466**	**412**	**430**	**536**
WEALTH AND ASSET MANAGEMENT						
Revenues	**643**	**704**	**694**	**678**	**600**	**662**
Operating Expenses and Dep.	-429	-442	-469	-488	-440	-448
Gross Operating Income	**214**	**262**	**225**	**190**	**160**	**214**
Provisions	-1	0	-1	-2	2	0
Operating Income	**213**	**262**	**224**	**188**	**162**	**214**
Associated Companies	5	0	-2	-2	0	3
Other Non Operating Items	0	5	1	0	0	0
Pre-Tax Income	**218**	**267**	**223**	**186**	**162**	**217**
INSURANCE						
Revenues	**353**	**355**	**358**	**370**	**353**	**392**
Operating Expenses and Dep.	-159	-161	-168	-176	-173	-181
Gross Operating Income	**194**	**194**	**190**	**194**	**180**	**211**
Provisions	-1	0	0	-2	2	-4
Operating Income	**193**	**194**	**190**	**192**	**182**	**207**
Associated Companies	2	11	7	-5	8	8
Other Non Operating Items	0	0	3	1	0	0
Pre-Tax Income	**195**	**205**	**200**	**188**	**190**	**215**

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
SECURITIES SERVICES						
Revenues	**257**	**298**	**279**	**275**	**310**	**342**
Operating Expenses and Dep.	-192	-211	-236	-238	-232	-238
Gross Operating Income	**65**	**87**	**43**	**37**	**78**	**104**
Provisions	0	0	0	0	0	0
Operating Income	**65**	**87**	**43**	**37**	**78**	**104**
Non Operating Items	0	0	0	1	0	0
Pre-Tax Income	**65**	**87**	**43**	**38**	**78**	**104**
CORPORATE AND INVESTMENT BANKING						
Revenues	**2,377**	**2,452**	**1,968**	**1,374**	**1,311**	**1,852**
Operating Expenses and Dep.	-1,271	-1,365	-1,185	-964	-952	-1,256
Gross Operating Income	**1,106**	**1,087**	**783**	**410**	**359**	**596**
Provisions	56	59	-29	-114	-54	-86
Operating Income	**1,162**	**1,146**	**754**	**296**	**305**	**510**
Associated Companies	6	3	0	-1	1	0
Other Non Operating Items	4	68	6	11	12	13
Pre-Tax Income	**1,172**	**1,217**	**760**	**306**	**318**	**523**
ADVISORY AND CAPITAL MARKETS						
Revenues	**1,664**	**1,750**	**1,445**	**708**	**708**	**1,139**
Incl. Equity and Advisory	*815*	*825*	*572*	*560*	*316*	*750*
Incl. Fixed Income	*849*	*926*	*873*	*148*	*392*	*389*
Operating Expenses and Dep.	-981	-1,064	-893	-650	-662	-955
Gross Operating Income	**683**	**686**	**552**	**58**	**46**	**184**
Provisions	0	0	-12	-53	-94	-43
Operating Income	**683**	**686**	**540**	**5**	**-48**	**141**
Associated Companies	6	3	0	-1	1	0
Other Non Operating Items	4	19	6	9	12	12
Pre-Tax Income	**693**	**708**	**546**	**13**	**-35**	**153**
FINANCING BUSINESSES						
Revenues	**713**	**702**	**523**	**666**	**603**	**713**
Operating Expenses and Dep.	-290	-301	-292	-314	-290	-301
Gross Operating Income	**423**	**401**	**231**	**352**	**313**	**412**
Provisions	56	59	-17	-61	40	-43
Operating Income	**479**	**460**	**214**	**291**	**353**	**369**
Non Operating Items	0	49	0	2	0	1
Pre-Tax Income	**479**	**509**	**214**	**293**	**353**	**370**
CORPORATE CENTRE (INCLUDING BNP PARIBAS CAPITAL AND KLEPIERRE)						
Revenues	**596**	**349**	**313**	**145**	**583**	**-15**
incl. BNP Paribas Capital	*413*	*199*	*267*	*104*	*135*	*44*
Operating Expenses and Dep.	-103	-154	-53	-116	-248	-127
incl. BNL restructuring costs	*-23*	*-61*	*50*	*-37*	*-146*	*-20*
Gross Operating Income	**493**	**195**	**260**	**29**	**335**	**-142**
Provisions	1	4	0	9	0	2
Operating Income	**494**	**199**	**260**	**38**	**335**	**-140**
Associated Companies	95	53	43	59	55	29
Other Non Operating Items	-4	-21	-5	-10	218	-4
Pre-Tax Income	**585**	**231**	**298**	**87**	**608**	**-115**

In millions of euros	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
KLEPIERRE						
Revenues	**107**	**76**	**70**	**89**	**97**	**55**
Operating Expenses and Dep.	-25	-24	-23	-27	-27	-29
Gross Operating Income	**82**	**52**	**47**	**62**	**70**	**26**
Provisions	0	-1	-1	-2	-1	0
Operating Income	**82**	**51**	**46**	**60**	**69**	**26**
Pre-Tax Income	**83**	**51**	**47**	**61**	**69**	**30**

CONTENTS



Investor Relations & Financial Information

Véronique Ormezzano +33 (0)1 40 14 63 58
Béatrice Bélorgey +33 (0)1 42 98 46 45
Marc Grouvel +33 (0)1 42 98 23 40

Fax: +33 (0)1 42 98 21 22

E-mail: investor.relations@bnpparibas.com

http://invest.bnpparibas.com



BNP PARIBAS

END

